SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 February 2007 and the Period from 3 March 2007 to 31 March 2007

Australia and New Zealand Banking Group Limited
ACN 005 357 522
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ Simon Pordage
Deputy Company Secretary
(Signature)*

Date 11 April 2007

* Print the name and title of the signing officer under his signature.

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RECOMMENDED CASH OFFER

by

ANZ Online Holdings Pty Limited
ACN 124 093 625

a wholly-owned subsidiary of

Australia and New Zealand Banking
Group Limited
ABN 11 005 357 522

to acquire all of your shares in

ETRADE Australia Limited
ABN 12 003 042 082

for

$4.05 CASH

per share

This is an important document and requires your immediate attention.  If you are in doubt as to how to deal with it please consult your financial or other professional adviser.

[inside front cover]

IMPORTANT INFORMATION

Bidder’s Statement

Important dates

Bidder’s Statement lodged with ASIC	2 March 2007

Offer opens (date of offer)	[date - leave blank when lodged]

Offer closes (unless extended)	7:00pm (Melbourne time) on [date – leave blank when lodged]

This Bidder’s Statement is dated 2 March 2007.

This Bidder’s Statement is given by ANZ Online Holdings Pty Limited ACN 124 093 625 to ETRADE Australia Limited ABN 12 003 042 082 under Part 6.5 of the Corporations Act.  This Bidder’s Statement includes an Offer dated [despatch date – leave blank when Bidder’s Statement is lodged] to acquire your E*TRADE Shares and also sets out certain disclosures required by the Corporations Act.

A copy of this Bidder’s Statement was lodged with the Australian Securities and Investments Commission (ASIC) on 2 March 2007.  ASIC takes no responsibility for the contents of this Bidder’s Statement.

A number of defined terms are used in this Bidder’s Statement.  These terms are defined in Part 8.

Investment decisions

This document does not take into account the investment objectives, financial situation or particular needs of any person.  Before deciding whether or not to accept the offer you may wish to seek independent financial and taxation advice.

Forward looking statements

This document contains forward looking statements. Forward looking statements are not based on historical facts, but are based on current expectations of future results or events. These forward looking statements are subject to risks, uncertainties and assumptions which could cause actual results or events to differ materially from the expectations described in such forward looking statements. While ANZ and ANZ Online believe that the expectations reflected in the forward looking statements in this document are reasonable, no assurance can be given that such expectations will prove to be correct.   Matters as yet not known to ANZ and ANZ Online or not currently considered material by ANZ or ANZ Online may cause actual results or events to be materially different from those expressed, implied or projected in any forward looking statements.  Any forward looking statement contained in this document is qualified by this cautionary statement.

[ANZ Letterhead]

[date of offer] 2007

Recommended Cash Offer For Your E*TRADE Shares

Dear E*TRADE Australia shareholder,

I am pleased to present you with this Offer to acquire all your shares in E*TRADE Australia for $4.05 per share.

The independent directors of E*TRADE Australia (Kerry Roxburgh, Brett Spork, Jim Dominguez and Ian Hunter) have said they will unanimously recommend that E*TRADE Australia shareholders accept the Offer, and that they intend to accept this Offer for their own holdings of E*TRADE Australia, in the absence of a superior proposal and subject to an independent expert concluding that the Offer is fair and reasonable.(1)

Benefits of the Offer

ANZ’s Offer provides very attractive value for your investment in E*TRADE Australia. The Offer represents:

•                                          a 25.5% premium to the three month volume weighted average price of E*TRADE Australia shares prior to the announcement of the Offer on 19 February 2007; and

•                                          a 39.4% premium to the three month volume weighted average price of E*TRADE Australia shares before recent press speculation of a possible takeover.(2)

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding accumulated as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.

ANZ believes that E*TRADE Australia’s business would benefit from additional management and operational expertise and support to consolidate and build on its recent growth.  ANZ can provide this.

How to accept the Offer

The Offer is scheduled to close at 7:00pm (Melbourne time) on [date].

To accept this Offer please follow the instructions on the enclosed Transfer and Acceptance Form. If you have any questions in relation to the Offer, please contact ANZ’s Offer Information Line on

(1) ASX announcement by E*TRADE Australia of 19 February 2007

(2) “E*TRADE boss's unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14

1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday)(3), or visit ANZ’s website at www.anz.com.

I encourage you to consider this document carefully and accept ANZ’s Offer.

Yours faithfully

Brian Hartzer
Group Managing Director, Personal Division
Australia and New Zealand Banking Group Limited

(3) As required by the Corporations Act, all calls will be recorded, indexed and stored.

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CONTENTS

PART 1 – SUMMARY OF THE OFFER
PART 2 – WHY YOU SHOULD ACCEPT THE OFFER
PART 3 – FREQUENTLY ASKED QUESTIONS
PART 4 – THE OFFER TERMS
1.	THE OFFER
2.	OFFER PERIOD
3.	HOW TO ACCEPT THIS OFFER
4.	YOUR AGREEMENT RESULTING FROM ACCEPTANCE
5.	DEFEATING CONDITIONS
6.	PAYMENT OF CONSIDERATION
7.	OFFEREES
8.	VARIATION AND WITHDRAWAL OF OFFER
9.	GOVERNING LAW
PART 5 – INFORMATION ABOUT ANZ, ITS INTENTIONS CONCERNING E*TRADE AUSTRALIA AND ITS SOURCES OF CASH CONSIDERATION
10.	IDENTITY OF ANZ
11.	REASONS FOR THE ACQUISITION
12.	ANZ’S INTENTIONS
13.	SOURCES OF CASH CONSIDERATION
PART 6 – AUSTRALIAN TAX CONSIDERATIONS
14.	TAXATION CONSIDERATIONS
PART 7 – ADDITIONAL INFORMATION
15.	INFORMATION ON SECURITIES IN E*TRADE AUSTRALIA
16.	OTHER MATERIAL INFORMATION
17.	OTHER MATTERS
PART 8 – DEFINITIONS AND INTERPRETATION
18.	DEFINITIONS
19.	INTERPRETATION

PART 1 – SUMMARY OF THE OFFER

The Offer	ANZ Online offers to acquire all of your E*TRADE Shares for $4.05 cash per share.

Payment Terms

If you accept the Offer, ANZ Online will pay you $4.05 cash for each of your E*TRADE Shares by the earlier of:

•       one month after the day both of the following apply:

•    you have validly accepted the Offer; and

•    the Offer has become unconditional;

•       21 days after the end of the Offer Period, provided that the Offer has become unconditional.

Closing date	Unless withdrawn or extended the Offer is open until 7:00pm Melbourne time on [date].

Conditions	The Offer is subject to the conditions set out in clause 5.1 of this Bidder’s Statement.

How to accept	CHESS Holdings

Instruct your Controlling Participant (usually your broker) to accept the Offer for you or you may complete, sign and return the Transfer and Acceptance Form.

Issuer Sponsored Holdings and other holdings

Complete, sign and return the Transfer and Acceptance Form.

No brokerage	You will not pay any brokerage on accepting the Offer.

Further information	Please call 1300 301 126 within Australia (or +61 2 9936 1977 outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday)(4) or visit ANZ’s website at www.anz.com.

(4) As required by the Corporations Act, all calls will be recorded, indexed and stored.

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PART 2 – WHY YOU SHOULD ACCEPT THE OFFER

1	UNANIMOUS RECOMMENDATION BY E*TRADE INDEPENDENT DIRECTORS	☒

2	YOU WILL RECEIVE A SIGNIFICANT PREMIUM FOR YOUR E*TRADE SHARES OVER THE PRE-ANNOUNCEMENT SHARE PRICE	☒

3	YOU WILL RECEIVE SUBSTANTIAL VALUE FOR YOUR E*TRADE SHARES	☒

4	E*TRADE AUSTRALIA WOULD BENEFIT FROM ADDITIONAL MANAGEMENT AND OPERATIONAL SUPPORT FOR FUTURE GROWTH	☒

5	IN THE ABSENCE OF ANZ’s OFFER, THE E*TRADE SHARE PRICE IS LIKELY TO FALL	☒

6	YOU WILL NOT INCUR ANY BROKERAGE BY ACCEPTING THE OFFER	☒

1)                                     UNANIMOUS RECOMMENDATION BY E*TRADE INDEPENDENT DIRECTORS

A committee of independent directors of E*TRADE Australia(5) unanimously recommend that you accept the Offer in the absence of a superior proposal and subject to an independent expert concluding that the offer is fair and reasonable.

Each of these independent directors has said that he intends to accept this Offer for his own holdings of E*TRADE Shares on that basis.(6)

On 19 February 2007, E*TRADE Australia’s Chairman, Mr Kerry Roxburgh said:

“Given the offer’s premium to E*TRADE Australia’s share price and particularly relative to historic share prices, it is a compelling offer. The committee of independent directors have concluded it is in the best interests of all shareholders and are pleased for shareholders to consider it.”

(5) The committee of independent directors of E*TRADE Australia comprises Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.  The committee excludes John Harries and Geoff Cohen who were nominated to the E*TRADE Australia board by ANZ and are executives of ANZ, and Jarrett Lilien who was nominated by E*TRADE Financial Corporation.

(6) E*TRADE Australia’s announcement to ASX dated 19 February 2007.

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“Based on the great success we have already realised from our alliance, the integration of E*TRADE Australia and ANZ is a logical next step.”(7)

2)                                     YOU WILL RECEIVE A SIGNIFICANT PREMIUM FOR YOUR E*TRADE SHARES OVER THE PRE-ANNOUNCEMENT SHARE PRICE

The $4.05 Offer price is well above where E*TRADE Shares have traded over the three years prior to the announcement of ANZ’s Offer.(8)

E*TRADE Australia Three Year Share Price History Prior to Announcement

(7) E*TRADE Australia’s announcement to ASX dated 19 February 2007.

(8) The Offer was announced on 19 February 2007.

(9) Street Talk, Australian Financial Review, 2 November 2006, page 28.

(10) “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

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The $4.05 Offer price also represents a significant premium to the prices at which E*TRADE Shares have traded over the six months prior to the Offer announcement, notwithstanding that E*TRADE Shares have appreciated 63.0% during this time:

•                                          43.2% premium to the six month VWAP prior to announcement(11) (54.6% premium to the six month VWAP prior to speculation(12));

•                                          25.5% premium to the three month VWAP prior to announcement (39.4% premium to the three month VWAP prior to speculation); and

•                                          17.0% premium to the one month VWAP prior to announcement (30.2% premium to the one month VWAP prior to speculation).

Significant Offer Premium (11), (12)

(11) Pre-announcement VWAP calculated up until 16 February 2007, the last trading day prior to announcement on 19 February 2007.

(12) Pre-speculation VWAP calculated up until 15 January 2007, the last trading day prior to press takeover speculation as reported in “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

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3)                                     YOU WILL RECEIVE SUBSTANTIAL VALUE FOR YOUR E*TRADE SHARES

The $4.05 Offer represents a significant Price/Earnings (P/E) multiple of E*TRADE Australia’s earnings:

•                                          17.0x E*TRADE Australia’s Basic Earnings Per Share (EPS) for the 12 months ended 31 December 2006, excluding non-recurring items;(13) and

•                                          24.5x E*TRADE Australia’s EPS for the 12 months ended 31 December 2006, excluding non-recurring items and normalised to allow for the corporate tax rate.(14)

The relative P/E multiples implied by ANZ’s Offer of $4.05 per share illustrate that shareholders will receive full value for their investment in E*TRADE Australia.(15)  This is further emphasised when an adjustment is made to take account of the full corporate tax rate to which E*TRADE Australia is likely to be subject once tax losses have been fully utilised.

Relative P/E Multiples (13)(14)(15)

(13) Non-recurring items comprises a $3.6 million income tax benefit and $2.2 million of non-recurring costs for the six months ended 31 December 2006.

(14) E*TRADE Australia did not record any income tax expense for the year ended June 2006 due to accumulated tax losses. At 31 December 2006, E*TRADE Australia held a recognised deferred tax asset (DTA) of $3.8 million in respect of carry forward tax losses and net temporary differences.  To the extent DTA on tax losses are utilised in the second half of financial year 2007, that amount will be reduced in the full year ending 30 June 2007. The tax normalised 2006 P/E multiple is based on E*TRADE Australia’s net profit before tax (pre associates, amortisation and non-recurring items) for the 12 months ended 31 December 2006 of $24.2 million, taxed at 30%, plus associates (post tax) of $1.0 million, resulting in a tax normalised EPS of $0.17.

(15) P/E multiples based on share prices as at 16 February 2007. E*TRADE Financial Corporation EPS from 2006 annual report.  S&P/ASX 300 Index P/E multiple is based on the average of broker analyst aggregate index company earnings estimates that could be identified around the time of the announcement, and have been calendarised to 31 December 2006 year end.  Two broker analyst estimates have been used in the sample (dated 16 February 2007 and 19 February 2007 respectively), both of which infer P/E multiples of 16.0x.

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4)                                     E*TRADE AUSTRALIA WOULD BENEFIT FROM ADDITIONAL MANAGEMENT AND OPERATIONAL SUPPORT FOR FUTURE GROWTH

ANZ believes E*TRADE Australia’s business would benefit from additional management and operational expertise and support to consolidate and build on its recent growth.  ANZ can provide this, particularly given its transaction processing expertise.

5)                                     IN THE ABSENCE OF ANZ’S OFFER, THE E*TRADE SHARE PRICE IS LIKELY TO FALL

E*TRADE Australia’s share price has increased materially in the period immediately prior to the announcement of ANZ’s Offer:

•                  More than 60% in the preceding six months; and

•                  10.8% from the date prior to speculation about a possible takeover of E*TRADE Australia reported in the press on 16 January 2007.(16)

Following the announcement of ANZ’s Offer, E*TRADE Shares have traded above the $4.05 Offer price.

E*TRADE Australia One Year Share Price History

(16) “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

(17) Street Talk, Australian Financial Review, 2 November 2006, page 28.

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If ANZ’s Offer does not proceed, and no other offers are made for E*TRADE Shares, you will continue to own your E*TRADE Shares and, in ANZ’s view, it is likely that the trading price of E*TRADE Shares will fall.

ANZ currently holds a 34.2% shareholding in E*TRADE Australia and has strong links with E*TRADE Australia through customer relationships and its existing support for E*TRADE Australia’s margin lending and cash management operations.  No other party can acquire 100% of E*TRADE Australia without ANZ’s support.

6)                                     YOU WILL NOT INCUR ANY BROKERAGE BY ACCEPTING THE OFFER

E*TRADE Shareholders will not pay any brokerage charges (or GST on such brokerage charges) on accepting the Offer.

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PART 3 – FREQUENTLY ASKED QUESTIONS

This section answers some commonly asked questions about the Offer. It is not intended to address all relevant issues for E*TRADE Australia shareholders. This section should be read together with all other parts of this Bidder’s Statement.

Question	Answer

What is the Bidder’s Statement?

The Bidder’s Statement was prepared by ANZ Online for distribution to E*TRADE Australia shareholders. It sets out the terms of ANZ’s Offer and information relating to ANZ’s Offer and the consideration you will receive.

The Bidder’s Statement is an important document. If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

Who is the Bidder?	The Bidder is ANZ Online Holdings Pty Limited, a wholly-owned subsidiary of ANZ.

Who is ANZ?

ANZ is one of four major Australian-based banking groups, and is headquartered in Melbourne.  ANZ conducts its operations primarily in Australia and New Zealand.  ANZ also operates across the Asian and Pacific regions, and in a number of other countries including the United Kingdom and the United States.

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding accumulated as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.

What is ANZ’s Offer for my E*TRADE Shares?	ANZ Online is offering $4.05 cash per share for all of your E*TRADE Shares.

What choices do I have as an E*TRADE Australia shareholder?

You have the following choices in respect of your E*TRADE Shares:

•      accept ANZ’s Offer of $4.05 per share; or

•      sell your shares on ASX (unless you have previously accepted ANZ’s Offer for your shares); or

•      do nothing.

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Question	Answer

What are the committee of independent directors of E*TRADE Australia recommending?

The committee of independent directors of E*TRADE Australia recommends that you accept the Offer, in the absence of a superior proposal and subject to an independent expert concluding that ANZ’s Offer is fair and reasonable.  The committee of independent directors comprises Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.

Each of these directors has said that he intends to accept the Offer in respect of his E*TRADE Shares, in the absence of a superior proposal and subject to an independent expert concluding that ANZ’s Offer is fair and reasonable.

Why is an independent expert’s report required?

An independent expert’s report is required where a bidder is entitled to not less than 30% of the target company’s voting shares.

Due to ANZ’s existing 34.2% holding in E*TRADE Australia, an independent expert’s report must accompany E*TRADE Australia’s target’s statement.

When will E*TRADE Australia shareholders receive the independent expert’s report?

The independent expert’s report will accompany the target’s statement and be mailed to all E*TRADE Australia shareholders.  ANZ expects that you will receive the target’s statement within approximately two weeks after you receive this Offer.

How do I accept the Offer?	Details of how to accept the Offer are set out in clause 3 of the Bidder’s Statement.

Can I accept the Offer for part of my shareholding?	No. You cannot accept for part of your shareholding. You may only accept the Offer for all of your E*TRADE Shares.

When does the Offer close?	The Offer is scheduled to close at 7.00pm (Melbourne time) on [date], unless extended. See clause 8 for details of the circumstances in which the Offer Period can be extended.

Will I pay brokerage if I accept the Offer?	No. However, you may incur brokerage costs and GST on those costs if you choose to sell your E*TRADE Shares on ASX.

Can I withdraw my acceptance?	Under the terms of the Offer, you cannot withdraw your acceptance unless a withdrawal right arises

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Question	Answer

under the Corporations Act.

Such a withdrawal right will arise if, after you have accepted the Offer, ANZ Online varies the Offer in a way that postpones, for more than one month, the time when ANZ Online has to meet its obligations under the Offer, and the Offer is still conditional at that time.

When will I be paid if I accept the Offer?

If you accept the Offer, you will be paid your consideration on the earlier of:

•      one month after the later of the date you accept the Offer or the date that the Offer becomes or is declared unconditional; or

•      21 days after the end of the Offer Period, provided that the Offer has become unconditional. However, there are certain exceptions to the above timetable for payment. See clause 6 of the Bidder’s Statement for further information.

What are the conditions to the Offer?	A full list of conditions is set out in clause 5 of the Bidder’s Statement.

What happens if the conditions of the Offer are not satisfied or waived?

If the conditions of the Offer are not satisfied or waived before the Offer closes, the Offer will lapse.

ANZ Online will make an announcement to ASX if the conditions of the Offer are satisfied or waived during the Offer Period.

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Question	Answer

What happens if I do not accept the Offer?

Subject to what is stated below, you will remain the holder of your E*TRADE Shares if you do not accept the Offer.

If ANZ Online (and its associates) acquire 90% of E*TRADE Shares and the other conditions of the Offer are satisfied or waived, it intends to compulsorily acquire your E*TRADE Shares under the compulsory acquisition provisions of the Corporations Act.

Under compulsory acquisition, you will be provided the Offer consideration of $4.05 cash per E*TRADE Share at the conclusion of this process. You will receive the Offer consideration sooner if you accept the Offer during the Offer period.

Will E*TRADE Australia remain listed on ASX?

If ANZ Online (and its associates) acquire 90% or more of E*TRADE Shares before or at the end of the Offer Period and the other conditions of ANZ’s Offer are satisfied or waived, it intends to proceed to compulsory acquisition of the remaining E*TRADE Shares under the Corporations Act. E*TRADE Shares will then be removed from quotation on ASX and E*TRADE Australia will cease to be listed on ASX.

What are the tax implications of accepting the Offer?

A general outline of the tax implications of accepting the Offer for Australian resident E*TRADE Australia shareholders is set out in Part 6 of this Bidder’s Statement.

As the outline is a general guide only, shareholders are encouraged to seek their own specific professional advice as to the taxation implications applicable to their circumstances.

Is there a number that I can call if I have further queries in relation to the Offer?

You can call ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between 9:00am and 5:00pm (Melbourne time), Monday to Friday.

As required by the Corporations Act, all calls to ANZ’s Offer Information Line will be recorded.

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PART 4 – THE OFFER TERMS

1.                                       THE OFFER

ANZ Online offers to acquire all of your E*TRADE Shares for $4.05 cash per share, on the terms set out in this Offer.

2.                                       OFFER PERIOD

Unless withdrawn or extended under clause 8, this Offer is open during the period that begins on the date of this Offer and ends at 7:00pm Melbourne time on [close date – leave blank when bidder’s statement is lodged].

If, within the last seven days of the Offer Period:

(a)                                  ANZ Online varies the Offers to improve the consideration offered;

(b)                                 the consideration is taken to be increased under section 651A(2) of the Corporations Act because ANZ Online purchases E*TRADE Shares outside the Takeover Bid for a cash price higher than the consideration offered; or

(c)                                  ANZ Online’s voting power in E*TRADE Australia increases to more than 50%,

section 624(2) of the Corporations Act will apply to extend the Offer Period so that it ends 14 days after that event.

3.                                       HOW TO ACCEPT THIS OFFER

3.1                                 Offer for all your E*TRADE Shares

You may only accept this Offer for all your E*TRADE Shares.

3.2                                CHESS Holdings

If your E*TRADE Shares are in a CHESS Holding you must either:

(a)                                  instruct your Controlling Participant (usually your broker) to initiate acceptance on your behalf under rule 14.14 of the ASTC Settlement Rules, so as to be effective before the end of the Offer Period; or

(b)                                 complete and sign the Transfer and Acceptance Form in accordance with the instructions on it and return the Transfer and Acceptance Form together with all other documents required by the instructions on it to the address specified on the form.  This will authorise ANZ Online to instruct your Controlling Participant (usually your broker) to initiate acceptance of this Offer on your behalf.  For return of the Transfer and Acceptance Form to be an effective acceptance of the Offer, you must ensure it is received by ANZ Online in time for ANZ Online to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

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If you are a Participant, you must initiate acceptance of this Offer under rule 14.14 of the ASTC Settlement Rules, so as to be effective before the end of the Offer Period.

3.3                                Issuer Sponsored Holdings and other holdings

If your E*TRADE Shares are held on E*TRADE Australia’s issuer sponsored subregister, or if at the time of your acceptance you are entitled to be registered as the holder, or are otherwise able to give good title, to accept this Offer you must:

(a)                                  complete and sign the Transfer and Acceptance Form in accordance with the instructions on it; and

(b)                                 return the Transfer and Acceptance Form together with all other documents required by the instructions on it to the address specified on the form so that they are received before the end of the Offer Period.

3.4                                 Foreign Laws

This Offer is not registered in any jurisdiction outside Australia (unless an applicable Foreign Law treats it as registered as a result of the Bidder’s Statement being lodged with ASIC).  It is your sole responsibility to satisfy yourself that you are permitted by any Foreign Law applicable to you to accept this Offer.

4.                                       YOUR AGREEMENT RESULTING FROM ACCEPTANCE

4.1                                Effect of Transfer and Acceptance Form

By signing and returning the Transfer and Acceptance Form in accordance with clause 3, you:

(a)                                  authorise ANZ Online and each of its officers and agents to correct any errors in, or omissions from, the Transfer and Acceptance Form necessary to:

(i)            make it an effective acceptance of this Offer for your E*TRADE Shares which are not in a CHESS Holding; and

(ii)           enable the transfer of your E*TRADE Shares to ANZ Online; and

(b)                                 if any of your E*TRADE Shares are in a CHESS Holding, authorise ANZ Online to:

(i)            instruct your Controlling Participant to effect your acceptance of this Offer for those E*TRADE Shares under rule 14.14 of the ASTC Settlement Rules; and

(ii)           give to your Controlling Participant on your behalf any other instructions in relation to those E*TRADE Shares which are contemplated by the sponsorship agreement between you and your Controlling Participant and are necessary or appropriate to facilitate your acceptance of this Offer.

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4.2                                 Your agreement

By signing and returning the Transfer and Acceptance Form or initiating or causing acceptance of this Offer under the ASTC Settlement Rules in accordance with clause 3:

(a)                                  you accept this Offer in respect of all of your E*TRADE Shares registered as held by you at the date your acceptance is processed (despite any difference between that number and the number of E*TRADE Shares specified in the Transfer and Acceptance Form);

(b)                                 you represent and warrant to ANZ Online that all your E*TRADE Shares will at the time of your acceptance of this Offer and of transfer to ANZ Online be fully paid up and that ANZ Online will acquire good title to and beneficial ownership of them free from Encumbrances;

(c)                                  you transfer, or consent to the transfer in accordance with the ASTC Settlement Rules of, your E*TRADE Shares to ANZ Online subject to the conditions of the constitution of E*TRADE Australia on which they were held immediately before your acceptance of this Offer (and ANZ Online agrees to take those E*TRADE Shares subject to those conditions);

(d)                                 if and when the contract resulting from your acceptance of this Offer becomes unconditional, you irrevocably appoint ANZ Online and each director of, and any nominee of, ANZ Online as your attorney to:

(i)            attend and vote in respect of your E*TRADE Shares at all general meetings of E*TRADE Australia; and

(ii)           execute all forms, notices, documents (including a document appointing a director of ANZ Online as a proxy for any of your E*TRADE Shares) and resolutions relating to your E*TRADE Shares and generally to exercise all powers and rights which you have as the registered holder of your E*TRADE Shares;

(e)                                  you agree that in exercising the powers conferred by the power of attorney in clause 4.2(d), ANZ Online and each of its directors and its nominee is entitled to act in the interests of ANZ Online;

(f)                                    you agree not to attend or vote in person at any general meeting of E*TRADE Australia or to exercise, or to purport to exercise, (in person, by proxy or otherwise) any of the powers conferred on the directors of ANZ Online by clause 4.2(d);

(g)                                 if and when the contract resulting from your acceptance of this Offer becomes unconditional (even though ANZ Online has not yet paid or provided the consideration due to you), you authorise ANZ Online to transmit a message to ASTC in accordance with rule 14.17.1 of the ASTC Settlement Rules so as to enter those of your E*TRADE Shares which are in a CHESS Holding into ANZ Online’s Takeover Transferee Holding; and

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(h)                                 you agree to indemnify ANZ Online (and each of its directors, officers and agents) in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number (or HIN) or Securityholder Reference Number (or SRN) or in consequence of the transfer of your E*TRADE Shares being registered by ANZ Online without production of your Holder Identification Number or Securityholder Reference Number.

4.3                                Powers of attorney

If the Transfer and Acceptance Form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power and is empowered to delegate powers under the power of attorney under clause 4.1 and paragraphs (d) and (g) of clause 4.2.

4.4                                Validation of otherwise ineffective acceptances

Except for E*TRADE Shares in a CHESS Holding, ANZ Online may treat the receipt by it of a signed Transfer and Acceptance Form as a valid acceptance of this Offer even though it does not receive the other documents required by the instructions on the Transfer and Acceptance Form or there is not compliance with any one or more of the other requirements for acceptance.  If ANZ Online does treat such a Transfer and Acceptance Form as valid, subject to clause 6, ANZ Online will not be obliged to give the consideration to you until ANZ Online receives all those documents and all of the requirements for acceptance referred to in clause 3.3 and in the Transfer and Acceptance Form have been met.

5.                                       DEFEATING CONDITIONS

5.1                                Defeating Conditions of this Offer

This Offer and the contract resulting from acceptance of this Offer are subject to the fulfilment of the following Defeating Conditions:

(a)                                  Minimum acceptance condition

During, or at the end of, the Offer Period, the number of E*TRADE Shares in which ANZ Online and its associates together have relevant interests (disregarding any relevant interest that ANZ Online has merely because of the operation of section 608(3) of the Corporations Act) is at least 90% of all the E*TRADE Shares (even if that number later becomes less than 90% of all the E*TRADE Shares as a result of the issue of further E*TRADE Shares).

(b)                                 No action by Public Authority adversely affecting ANZ’s Offer

During the period from and including the Announcement Date to the end of the Offer Period:

(i)                                     there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

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(ii)                                  no action or investigation is instituted, or threatened by any Public Authority; and

(iii)                               no application is made to any Public Authority (other than an application by ANZ Online or any company within the ANZ Group),

in consequence of, or in connection with, the Offer, which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of the Offer, the acquisition of E*TRADE Shares under the Offer or the rights of ANZ Online in respect of E*TRADE Australia and the E*TRADE Shares to be acquired under the Offer or otherwise, or seeks to require the divestiture by ANZ Online (or ANZ) of any E*TRADE Shares, or the divestiture of any assets by a member of the E*TRADE Australia Group or the ANZ Group.

(c)                                  E*TRADE Licence

Before the end of the Offer Period, E*TRADE Financial Corporation (formerly, E*TRADE Group Inc.):

(i)                                     does not exercise or give notice that it intends to exercise its right to terminate the E*TRADE Licence without cause; and

(ii)                                  provides to each of ETRADE Australia Securities Limited and E*TRADE Australia an enforceable and irrevocable waiver of its right to terminate the E*TRADE Licence without cause which is conditional only on:

(A)                              each of ETRADE Australia Securities Limited and E*TRADE Australia providing a reciprocal waiver of their right to terminate the E*TRADE Licence without cause (including subject to the condition referred to in sub-subparagraph (B) below); and

(B)                                the Offer becoming unconditional.

(d)                                 No material adverse change

During the period from and including the Announcement Date to the end of the Offer Period:

(i)                                     there is no occurrence or matter, including (without limitation):

(A)                              any change in the status or terms of arrangements entered into with E*TRADE Australia or any of its subsidiaries or the status or terms of any licences, authorities, consents, approvals, orders, waivers, relief, rulings and decisions which are applicable to E*TRADE Australia or any of its subsidiaries (whether or not wholly or partly attributable to the making of the Offer, and/or the acquisition of E*TRADE Shares under the Offer);

(B)                                any liability for duty or tax;

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(C)                                any liability resulting from a change of control of E*TRADE Australia; and

(D)                               any change in the law (whether retrospective or not),

that is not apparent from information available to ANZ as at the Announcement Date and that (individually or together with others) has or could reasonably be expected to have a materially adverse effect on the assets, liabilities, financial or trading position, profitability or prospects of E*TRADE Australia and its subsidiaries taken as a whole; and

(ii)                                  no occurrence or matter of the type referred to in clause 5.1(d)(i), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

An occurrence or matter that has or could reasonably be expected to have the effect of reducing:

(1)                                  the consolidated net profit after tax of the E*TRADE Australia Group on an on-going basis by more than $2.0 million; or

(2)                                the consolidated net assets of the E*TRADE Australia Group by $10 million or more,

is deemed to be an occurrence or matter of the type referred to in clause 5.1(d)(i).

(e)                                  No material transactions, acquisitions or disposals

During the period from and including the Announcement Date to the end of the Offer Period, none of E*TRADE Australia, or any subsidiary of E*TRADE Australia:

(i)            acquires, offers to acquire or agrees to acquire one or more companies or assets (or an interest in one or more companies or assets) for an amount in aggregate greater than $8.0 million;

(ii)           disposes, offers to dispose or agrees to dispose of one or more assets (or an interest in one or more assets) for an amount in aggregate greater than $8.0 million;

(iii)          enters into or offers to enter into any joint venture, asset or profit sharing, partnership, merger of businesses (including through a dual listed companies structure) or of corporate entities, involving a commitment or value of greater than $4.0 million;

(iv)          incurs, commits to or brings forward the time for incurring, or grants to another person a right the exercise of which would involve E*TRADE Australia or any subsidiary of E*TRADE Australia incurring or committing to, any capital expenditure or liability, or foregoes any revenue for one or more related items or amounts of greater than $4.0 million;

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(v)           gives or agrees to give any mortgage, charge, pledge, lien or other encumbrance or right over any of its assets, otherwise than in the ordinary course of business;

(vi)          declares, or distributes any dividend, bonus or other share of its profits or assets;

(vii)         enters or agrees to enter into any contract of service for the appointment of, or varies or agrees to vary any existing contract of service with, any director, executive or manager (including any replacement chief executive officer), or pays or agrees to pay any retirement benefit or allowance to any director, manager or other employee, or makes or agrees to make any substantial change in the basis or amount of remuneration of any director, manager or other employee (except as required by law or provided under any superannuation, provident or retirement scheme as in effect on the Announcement Date).  Nothing in this paragraph prevents E*TRADE Australia or any subsidiary of E*TRADE Australia from increasing the remuneration of its employees with effect from 1 July 2007 in the ordinary course of its business;

(viii)        conducts its business otherwise than in the ordinary course;

(ix)           has threatened or commenced against it any material claims or proceedings in any court or tribunal (including a petition for winding up or an application for appointment of a receiver or receiver and manager); or

(x)            discloses (without having disclosed to ASX prior to the Announcement Date) the existence of any matter described in subparagraphs 5.1(e)(i) to (ix) above, or announces an intention or proposal to do anything described in subparagraphs 5.1(e)(i) to (ix).

(f)                                    No prescribed occurrences

(i)            None of the following events happens during the period beginning on the date that this Bidder’s Statement is given to E*TRADE Australia and ending at the end of the Offer Period:

(A)                              E*TRADE Australia converts all or any of its shares into a larger or smaller number of shares;

(B)                                E*TRADE Australia or a subsidiary of E*TRADE Australia resolves to reduce its share capital in any way;

(C)                                E*TRADE Australia or a subsidiary of E*TRADE Australia:

(I)                                 enters into a buy-back agreement; or

(II)                             resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

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(D)          E*TRADE Australia or a subsidiary of E*TRADE Australia issues shares or grants an option over its shares, or agrees to make such an issue or grant such an option (other than an issue of shares by E*TRADE Australia made in accordance with an agreement entered into by E*TRADE Australia the details of which were announced to ASX before the Announcement Date);

(E)           E*TRADE Australia or a subsidiary of E*TRADE Australia issues, or agrees to issue, convertible notes;

(F)           E*TRADE Australia or a subsidiary of E*TRADE Australia disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(G)           E*TRADE Australia or a subsidiary of E*TRADE Australia charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(H)          E*TRADE Australia or a subsidiary of E*TRADE Australia resolves to be wound up;

(I)            a liquidator or provisional liquidator of E*TRADE Australia or of a subsidiary of E*TRADE Australia is appointed;

(J)            a court makes an order for the winding up of E*TRADE Australia or of a subsidiary of E*TRADE Australia;

(K)          an administrator of E*TRADE Australia, or of a subsidiary of E*TRADE Australia, is appointed under section 436A, 436B or 436C of the Corporations Act;

(L)           E*TRADE Australia or a subsidiary of E*TRADE Australia executes a deed of company arrangement; or

(M)         a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of E*TRADE Australia or of a subsidiary of E*TRADE Australia.

(ii)                                  None of the events listed in sub-subparagraphs (A) to (M) of subparagraph 5.1(f)(i) happens during the period beginning on the Announcement Date and ending at the end of the day before the Bidder’s Statement is given to E*TRADE Australia.

(g)                                 S&P/ASX 200 Industrials (Sector) Index

During the period from and including the Announcement Date to the end of the Offer Period, the S&P/ASX 200 Industrials (Sector) Index does not close below 5,855 on any three or more consecutive trading days.

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5.2                                Separate Defeating Conditions for benefit of ANZ Online

Each of the Defeating Conditions set out in each paragraph, subparagraph and sub-subparagraph of clause 5.1:

(a)                                  is and must be construed as a separate Defeating Condition; and

(b)                                 subject to the Corporations Act, operates only for the benefit of ANZ Online and any breach or non-fulfilment of such condition may be relied upon only by ANZ Online which may waive (generally or in respect of a particular event) the breach or non-fulfilment of that condition.

5.3                                Nature of Defeating Conditions

None of the Defeating Conditions prevents a contract to sell your E*TRADE Shares resulting from your acceptance of this Offer but:

(a)                                  breach of any of the Defeating Conditions entitles ANZ Online to rescind that contract by notice to you; and

(b)                                 non fulfilment of any of the Defeating Conditions at the end of the Offer Period will have the consequences set out in clause 5.6.

5.4                                Notice declaring Offer free of Defeating Conditions

Subject to the Corporations Act, ANZ Online may declare this Offer and any contract resulting from acceptance of this Offer free from any of the Defeating Conditions by giving written notice to E*TRADE Australia:

(a)                                  in the case of the Defeating Conditions in clause 5.1(f)(i), not later than three business days after the end of the Offer Period; and

(b)                                 in the case of all other Defeating Conditions, not less than seven days before the last day of the Offer Period.

5.5                                Notice publication date

The date for giving the notice on the status of the Defeating Conditions is [date – leave blank when bidder’s statement is lodged] (subject to extension in accordance with the Corporations Act if the Offer Period is extended under the Corporations Act).

5.6                                Contract void if Defeating Conditions not fulfilled

Your acceptance or the contract resulting from your acceptance of this Offer is void if:

(a)                                  at the end of the Offer Period any of the Defeating Conditions in clause 5.1 is not fulfilled; and

(b)                                 ANZ Online has not declared this Offer and any contract resulting from the acceptance of it free of that Defeating Condition in accordance with clause 5.4.

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6.                                       PAYMENT OF CONSIDERATION

6.1                                When you will receive payment

Subject to this clause 6, if you accept this Offer ANZ Online will pay you the consideration for your E*TRADE Shares on or before the earlier of:

(a)                                  the day one month after you accept this Offer or, if this Offer is subject to a Defeating Condition when accepted, one month after the contract resulting from your acceptance becomes unconditional; and

(b)                                 the day 21 days after the end of the Offer Period.

6.2                                Transfer and Acceptance Form requires additional documents

Where documents are required to be given to ANZ Online with your acceptance to enable ANZ Online to become the holder of your E*TRADE Shares (such as a power of attorney):

(a)                                  if the documents are given with your acceptance, ANZ Online will pay you in accordance with clause 6.1;

(b)                                 if the documents are given after your acceptance and before the end of the Offer Period while the Offer is subject to a Defeating Condition, ANZ Online will pay you the consideration by the end of whichever of the following periods ends first:

(i)                                     one month after the contract resulting from your acceptance becomes unconditional; and

(ii)                                  21 days after the end of the Offer Period;

(c)                                  if the documents are given after your acceptance and before the end of the Offer Period while the Offer is no longer subject to a Defeating Condition, ANZ Online will pay you the consideration by the end of whichever of the following periods ends first:

(i)                                     one month after ANZ Online is given the documents; and

(ii)                                  21 days after the end of the Offer Period; or

(d)                                 if the documents are given after the end of the Offer Period, ANZ Online will pay you the consideration within 21 days after the documents are given.  However, if at the time ANZ Online is given the documents the contract resulting from acceptance of the Offer is still subject to a Defeating Condition in clause 5.1(f)(i), ANZ Online will pay you the consideration within 21 days after the contract becomes unconditional.

6.3                                ANZ Online may set off share scheme debts

If you owe a debt to E*TRADE Australia, or any other person, under the terms of an employee or director incentive scheme, ANZ Online may satisfy its obligations under this Offer by paying as much of the consideration as is required to discharge that debt to

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E*TRADE Australia (or the other person to whom it is owed) and paying you any remaining consideration.

6.4                                Delivery of consideration

Subject to the Corporations Act, ANZ Online will send cheques for the cash payment due to you at your risk by pre-paid ordinary mail, or in the case of an address outside Australia by airmail, to the address shown in the Transfer and Acceptance Form.

6.5                                Return of documents

If this Offer does not become unconditional or any contract arising from this Offer is rescinded by ANZ Online on the grounds of a breach of a condition of that contract, ANZ Online will return by post to you at the address shown on the Transfer and Acceptance Form any Transfer and Acceptance Form and any other documents sent with it by you.

6.6                                Rights

If ANZ Online becomes entitled to any Rights as a result of your acceptance of this Offer, it may require you to give to ANZ Online all documents necessary to vest title to those Rights in ANZ Online.  If you do not give those documents to ANZ Online, or if you have received or are entitled to receive (or any previous holder of your E*TRADE Shares has received or is entitled to receive) the benefit of those Rights, ANZ Online may deduct the amount (or value as reasonably assessed by ANZ Online) of such Rights from any consideration otherwise payable to you.  If ANZ Online does not, or cannot, make such a deduction, you must pay that amount to ANZ Online.

6.7                                Clearances for offshore residents and others

(a)                                  If at the time you accept the Offer or any consideration would otherwise become payable to you as a result of your acceptance of this Offer:

(i)            any authority or clearance of the Reserve Bank of Australia or the Australian Tax Office is required for you to receive any consideration under this Offer; or

(ii)           you are resident of a place to which, or you are a person to whom, any other law of Australia or elsewhere would make it unlawful for ANZ Online to provide consideration for your E*TRADE Shares, then your acceptance of this Offer does not create or transfer to you any right to receive the consideration specified in this Offer unless and until you obtain all requisite authorities or clearances and your E*TRADE Shares are free from Encumbrances.  (See clause 16.8 of this Bidder’s Statement for information as to whether this restriction applies to you.)

(b)                                 If at the time you accept the Offer or any consideration would otherwise become payable to you as a result of your acceptance of this Offer, your E*TRADE Shares are subject to a notice of the kind described in paragraph (b) of the definition of “Encumbrance” (defined in clause 18), then the consideration to which you would

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otherwise be entitled will be dealt with as required by law, and payment of it to a person (including a Government Agency) in accordance with the law shall satisfy ANZ Online’s obligations under this Offer.

6.8                                Costs

ANZ Online will pay all costs and expenses of the preparation and circulation of the Offer payable on the transfer of any E*TRADE Shares to ANZ Online.

7.                                       OFFEREES

7.1                                Registered holders

ANZ Online is making an offer in the form of this Offer to each holder of E*TRADE Shares registered in the register of members of E*TRADE Australia at the Register Date.

7.2                                Transferees

This Offer extends to any person who is able during the Offer Period to give good title to a parcel of your E*TRADE Shares.  That person may accept as if an Offer on terms identical to this Offer had been made to them for those E*TRADE Shares.

7.3                                Trustees and nominees

If during the Offer Period and before you accept this Offer your E*TRADE Shares consist of two or more separate parcels within the meaning of section 653B of the Corporations Act (for example, because you are a trustee or nominee for several distinct beneficial owners), section 653B of the Corporations Act will apply so that:

(a)                                  ANZ Online is taken to have made a separate Offer to you for each separate parcel of E*TRADE Shares; and

(b)                                 acceptance by you of the Offer for any distinct parcel of E*TRADE Shares is ineffective unless:

(i)            you give ANZ Online notice in accordance with clause 7.4 stating that your E*TRADE Shares consist of separate parcels; and

(ii)           your acceptance specifies the number of E*TRADE Shares in each separate parcel to which the acceptance relates.

7.4                                Notices by Trustees and Nominees

The notice required under clause 7.3(b)(i):

(a)                                  if it relates to E*TRADE Shares not in a CHESS Holding, must be in writing; or

(b)                                 if it relates to E*TRADE Shares in a CHESS Holding, must be in an electronic form approved under the ASTC Settlement Rules for the purposes of Part 6.8 of the Corporations Act.

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8.                                       VARIATION AND WITHDRAWAL OF OFFER

8.1                                Variation

ANZ Online may vary this Offer in accordance with the Corporations Act.

8.2                                Withdrawal

ANZ Online may withdraw this Offer with the written consent of ASIC and subject to the conditions (if any) which apply to that consent.

9.                                       GOVERNING LAW

This Offer and any contract resulting from acceptance of it is governed by the law in force in Victoria.

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PART 5 – INFORMATION ABOUT ANZ, ITS INTENTIONS CONCERNING E*TRADE AUSTRALIA AND ITS SOURCES OF CASH CONSIDERATION

10.                                 IDENTITY OF ANZ

10.1                          ANZ Online

ANZ Online is a wholly-owned subsidiary of ANZ.  The directors of ANZ Online are:

(a)                                  Brian Hartzer

Mr Brian Hartzer is Group Managing Director of ANZ’s Personal Division, serving the bank’s retail and small business customer base in Australia and the Pacific.  Prior to this Mr Hartzer spent five years as Managing Director of ANZ’s Consumer Finance business across Australia, New Zealand and Asia.  He joined ANZ after 10 years with First Manhattan Consulting Group, a leading global strategic consulting firm to the financial services industry.

He is a Director of Metrobank Cards Corporation (Philippines) and the Visa International Asia Pacific Board, and Chairman of Save The Children Australia, the ANZ Staff Foundation and ANZ Diversity Council.

Mr Hartzer has a BA in European history and is also a Chartered Financial Analyst.

(b)                                 Stephen Green

Mr Stephen Green is the General Manager – Taxation at ANZ, a position that he has held since the early 1990s.  In this role, Mr Green has overall responsibility for the tax affairs of ANZ.

Mr Green joined Price Waterhouse (now PricewaterhouseCoopers) in 1970 and worked in both their Melbourne and London offices.  Mr Green joined ANZ in 1986.

In addition to being a Chartered Accountant, Mr Green is also a Fellow of the Taxation Institute of Australia and a Registered Tax Agent.

(c)                                  David Valentine

Mr David Valentine is the Group General Manager – Group Strategic Development at ANZ where he has had overall responsibility for ANZ’s mergers and acquisitions department since 1997.

Prior to joining Grindlays Bank in 1972 Mr Valentine worked for the UK Government and Samuel Montagu & Co Limited.

Major appointments held at Grindlays and ANZ include:  General Manager Grindlays Bank – France; Managing Director Group Administration, Grindlays Bank – London; General Manager Europe ANZ Bank; General Manager Private

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Banking ANZ Bank; General Manager UK Treasury; Deputy Managing Director ANZ Grindlays Bank and General Manager UK ANZ Bank.

Mr Valentine holds a Bachelor of Arts (Oxon) in Philosophy, Politics and Economics and a Master of Science from the London Business School.

10.2                           ANZ

ANZ is one of four major Australian-based banking groups, and is headquartered in Melbourne.  As at 30 September 2006, ANZ was ranked third among Australian banking groups in terms of total assets ($336 billion), shareholders’ equity ($19.9 billion) and market capitalisation ($49 billion).

ANZ conducts its operations primarily in Australia and New Zealand (approximately 94% of ANZ’s total assets at 30 September 2006 were related to these operations). The remainder of ANZ’s operations are conducted across the Asian and Pacific regions, and in a number of other countries including the United Kingdom and the United States.  At 30 September 2006, ANZ had 1,265 branches and other points of representation worldwide and employed in excess of 32,000 people.

10.3                           Where to find further information about ANZ

Further information about ANZ can be found at www.anz.com.

In addition, information on ANZ can be found on ASX’s website at www.asx.com.au.

These websites do not form part of this Bidder’s Statement.

11.                                 REASONS FOR THE ACQUISITION

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding accumulated as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.  ANZ believes that E*TRADE Australia would benefit from additional management and operational expertise and support to consolidate and build on its recent growth.  ANZ can provide this.  A closer relationship through an increased shareholding in E*TRADE Australia is the logical next step.  The acquisition would further ANZ’s strategy to be a leader in personal financial services in Australia including accelerating growth in convenient and simple wealth management and investment services.

12.                                 ANZ’S INTENTIONS

12.1                          Overview

This clause 12 sets out ANZ’s current intentions in respect of the businesses, assets and employees of E*TRADE Australia.  These intentions are based on the facts and information concerning E*TRADE Australia which are known to ANZ at the date of this Bidder’s Statement.  ANZ’s intentions may change as new information becomes available to ANZ or circumstances change.

ANZ Online’s intentions are identical to the intentions of ANZ as set out in this clause.

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12.2                          Compulsory acquisition

If ANZ Online becomes entitled to compulsorily acquire outstanding E*TRADE Shares under Part 6A of the Corporations Act, ANZ Online presently intends to proceed with compulsory acquisition of those E*TRADE Shares.  ANZ Online then intends to procure that E*TRADE Australia is removed from the official list of the ASX.

12.3                          Intentions for E*TRADE Australia as a wholly-owned subsidiary

The intentions of ANZ if E*TRADE Australia becomes a wholly-owned subsidiary of ANZ are set out in this clause 12.3.

ANZ intends to grow and enhance E*TRADE Australia’s business as part of ANZ’s broader personal wealth management and investments strategy.  Accordingly, ANZ intends to operate E*TRADE Australia as a discrete business stream within ANZ’s Personal Division.  ANZ intends that E*TRADE Australia will be headquartered in Sydney, at least in the medium term.

At the end of the Offer Period, ANZ will conduct a review of E*TRADE Australia’s assets, operations and strategy in light of the more detailed information then available to it, and will formulate more detailed plans at this time.  ANZ expects its review will focus on the risks and returns of each of E*TRADE Australia’s business streams and, in particular:

(a)                                  opportunities to offer an expanded product range to new and existing customers of E*TRADE Australia;

(b)                                 opportunities to enhance customer service levels, including through improving the infrastructure underlying E*TRADE Australia’s information technology platform; and

(c)                                  the most appropriate means of providing ANZ support for some E*TRADE Australia central functions such as human resources, finance, compliance and risk.

With the benefit of its planned internal review of E*TRADE Australia, ANZ will consider the best allocation of E*TRADE Australia and ANZ employees to continuing and new roles.  Given ANZ’s intention to enhance the product and service offering to E*TRADE Australia clients, ANZ expects opportunities will be presented for both E*TRADE Australia and ANZ staff.

ANZ expects that there will be few, if any, redundancies of E*TRADE Australia’s staff.  To the extent that redundancies occur and alternative roles cannot be found within ANZ’s wider operations, ANZ intends to ensure that the affected employees will receive benefits in accordance with their contractual and other legal entitlements.

12.4                          Intentions for E*TRADE Australia if it is controlled by ANZ

This clause 12.4 sets out ANZ’s intentions if, following the close of ANZ’s Offer, E*TRADE Australia becomes a controlled entity, but not a wholly-owned subsidiary, of ANZ.  In these circumstances, ANZ presently intends to:

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(a)                                  replace members of the board of directors of E*TRADE Australia with nominees of ANZ, so that the number of ANZ’s nominees is at least proportionate to ANZ Group’s holding of E*TRADE Shares;

(b)                                 if appropriate and consistent with the ASX listing rules, consider seeking the delisting of E*TRADE Australia from the ASX;

(c)                                  through its nominees on the board of directors of E*TRADE Australia, consider an appropriate dividend policy for E*TRADE Australia; and

(d)                                 otherwise seek to implement, to the extent possible and appropriate, the intentions described in clause 12.3 above.

The extent to which ANZ will be able to implement these intentions will be subject to:

•                                          the law and the ASX listing rules, in particular in relation to related party transactions and conflicts of interests;

•                                          the legal obligations of the directors of E*TRADE Australia to act for proper purposes and in the best interests of E*TRADE Australia shareholders as a whole; and

•                                          the outcome of the strategic review referred to in clause 12.3 above.

Any transactions between members of the ANZ Group and the E*TRADE Australia Group required to effect those steps will be entered into on arm’s length terms.  ANZ will seek any necessary approval of other E*TRADE Australia shareholders, as required by law or the ASX listing rules, to implement these steps.

If ANZ becomes entitled at some later time to exercise general compulsory acquisition rights under the Corporations Act, it may exercise those rights.

12.5                          Other intentions

Subject to the above it is the present intention of ANZ, on the basis of the facts and information concerning E*TRADE Australia which are known to it and the existing circumstances affecting the business of E*TRADE Australia, that:

(a)                                  the business of E*TRADE Australia will otherwise be continued in substantially the same manner as it is presently being conducted;

(b)                                 no other major changes will be made to the business of E*TRADE Australia and there will not be any other redeployment of the fixed assets of E*TRADE Australia; and

(c)                                  the present employees of E*TRADE Australia will otherwise continue to be employed by E*TRADE Australia.

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13.                                 SOURCES OF CASH CONSIDERATION

The total amount that ANZ Online would be required to pay for E*TRADE Shares if ANZ Online acquires all of the E*TRADE Shares in which it (or its associates) do not already have a relevant interest is $268 million.

ANZ Online will fund the cash consideration payable to E*TRADE Australia shareholders using cash provided to it by a member or members of the ANZ Group.  ANZ has unconditionally and irrevocably agreed with ANZ Online to ensure that sufficient funds are provided to ANZ Online to enable ANZ Online to meet its payment obligations under the Offer.  These funds will be sourced by ANZ from immediately available cash resources of ANZ.  ANZ’s immediately available cash resources are in excess of the amount required to fully fund the maximum amount of cash consideration that ANZ Online could be required to pay for E*TRADE Shares under the Offer.

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PART 6 – AUSTRALIAN TAX CONSIDERATIONS

14.                                 TAXATION CONSIDERATIONS

14.1                          Australian tax implications for E*TRADE Australia shareholders

The following is a general description of the Australian income and capital gains tax consequences for E*TRADE Australia shareholders (other than temporary residents) on disposing of their E*TRADE Shares, in return for cash.

It is based upon taxation law and practice in effect at the date of this Bidder’s Statement.  It is not intended to be an authoritative or complete analysis of the taxation laws of Australia, as they apply to the specific circumstances of any particular shareholder.

You are advised to seek independent professional advice regarding the Australian tax consequences of disposing of your E*TRADE Shares according to your own particular circumstances.

14.2                          Shareholders who are Australian residents

(a)                                  Disposal of shares held as trading stock

If you hold your E*TRADE Shares as trading stock (e.g. as a share trader), you will be required to include the value of the consideration from the disposal of your E*TRADE Shares (i.e. the cash received) in your assessable income.

(b)                                 Disposal of shares otherwise held on revenue account

If you hold your E*TRADE Shares in the ordinary course of a business, or as part of another profit-making arrangement, such that the shares are held on revenue account but not as trading stock (e.g. banks, insurance companies and some investment companies), you will be required to treat any gain or loss arising on the disposal of your E*TRADE Shares as either assessable income or an allowable deduction.

The gain or loss will be calculated as the difference between:

(i)            the value of the consideration (the cash received); and

(ii)           the cost of acquiring your E*TRADE Shares (or other appropriate value where the shares are trading stock).

A deductible loss may be used to offset other assessable income, including net capital gains, derived in the same or subsequent years of income (subject to satisfying certain conditions) but cannot be carried back to offset assessable income, including net capital gains, derived in earlier income years.

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(c)                                  Disposal of shares held as capital investments

The disposal of E*TRADE Shares which were acquired or deemed to have been acquired on or after 20 September 1985 and which are held as capital investments, will generally have Australian capital gains tax (CGT) implications.  The disposal of such E*TRADE Shares pursuant to acceptance of the Offer will constitute a CGT event for CGT purposes.

The CGT implications of a disposal of your E*TRADE Shares will depend upon a number of factors, including:

•                                          the date your E*TRADE Shares were acquired;

•                                          your taxpayer status; and

•                                          the length of time you have held your E*TRADE Shares.

(i)                                     Shares acquired before 11:45am on 21 September 1999

If your E*TRADE Shares were acquired on or after 20 September 1985 a capital gain or loss will arise depending on the difference between:

•                                          the value of the capital proceeds (the cash received); and

•                                          the cost base of the E*TRADE Shares (which would generally include the amount paid to acquire the shares plus any incidental costs of acquisition, e.g. brokerage fees).

If your E*TRADE Shares were acquired before 11:45am by legal time in the Australian Capital Territory (ACT time) on 21 September 1999, for the purpose of calculating a capital gain (but not a capital loss), you may choose that the cost base of those shares be indexed for inflation to the September quarter of 1999 (which would only be of any practical effect if the shares were acquired before 1 July 1999).

Alternatively, provided you have held your E*TRADE Shares for at least one year, and do not choose to apply indexation, the discount capital gain provisions may apply.  This means that:

•                                          if you are an individual, only one-half of the capital gain (without any allowance for indexation for inflation in the cost base of the shares) will be taxable;

•                                          if you are a complying superannuation entity, only two-thirds of the capital gain (without any allowance for indexation for inflation in the cost base of the shares) will be taxable; or

•                                          if you are the trustee of a trust, the discount capital gains provisions may also apply to a distribution of the capital gain to beneficiaries in the trust (other than beneficiaries that are companies).

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Note that the discount capital gain provisions do not apply to shareholders and trust beneficiaries that are companies.

The “choice” to apply indexation rather than the discount capital gain provisions must be made by you on or before the day you lodge your income tax return for the income year in which the disposal occurs.

A capital loss may be used to offset capital gains derived in the same or subsequent years of income (subject to satisfying certain conditions) but cannot be offset against ordinary income, nor carried back to offset net capital gains arising in earlier income years.

If you choose to use the discount capital gain method, any available capital loss will be applied to reduce the realised nominal gain before discounting the resulting net amount (to the extent that it does not exceed the discount capital gain) by either one-half or one-third (as applicable) to calculate the assessable capital gain.  Alternatively, if you choose the indexation option, capital losses are applied after calculating the capital gain using the indexed cost base.

(ii)                                  Shares acquired after 11:45am on 21 September 1999

If you acquired your E*TRADE Shares after 11:45 am (ACT time) on 21 September 1999 you will not be entitled to choose indexation of the cost base when calculating any capital gain on disposal.

If you are an individual, trust or complying superannuation entity that has held your E*TRADE Shares for 12 months or longer at the time the Offer is accepted, the discount capital gain provisions described above will automatically apply in calculating any capital gain on disposal.

As explained above, any available capital loss will be applied to reduce the realised nominal gain before discounting the resulting net amount (to the extent that it does not exceed the discount capital gain) by either one-half or one-third (as applicable) to calculate the assessable capital gain.

If your E*TRADE Shares have been held for less than 12 months or you are in another category of shareholder (for example, a company), the discount capital gain method is not available.  A capital gain on the shares, being any excess of the value of the capital proceeds over the unindexed cost base of the shares, will be assessable in full.

(iii)                               Shares acquired before 20 September 1985

There should be no CGT implications arising on disposal of your E*TRADE Shares, where they were held as capital investments and acquired, or deemed to have been acquired, before 20 September 1985 and are not deemed to have been acquired on or after that date.

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14.3                          Shareholders who are not Australian residents

(a)                                  Disposal of shares held as trading stock or otherwise on revenue account

Non residents who hold their E*TRADE Shares as trading stock, or otherwise on revenue account, should seek their own professional advice, as the Australian taxation treatment may depend on the source of any gain and whether a double tax agreement exists between their country of residence and Australia.

(b)                                 Disposal of shares held as capital investments

If you are a non-resident of Australia and hold your E*TRADE Shares as capital investments you will only have a taxable capital gain or capital loss in Australia if you have used your E*TRADE Shares at any time in carrying on business through an Australian permanent establishment.

If you are a resident of a country with which Australia has a double tax agreement, you should seek your own professional advice as to the impact of the agreement on any Australian tax liability.

14.4                          Shareholders who are participants in employee share or option plans

The Australian tax implications for participants in E*TRADE Australia’s employee share plans may be different from those for other holders of E*TRADE Shares.  Each participant in such a plan should seek specific tax advice in relation to the Offer.

14.5                          GST

No GST should generally be payable in respect of the transfer of E*TRADE Shares.

There may be an indirect GST cost in relation to taxable supplies related to the Offer (for example legal and other adviser fees paid to obtain advice on whether to accept the Offer).

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PART 7 – ADDITIONAL INFORMATION

15.                                 INFORMATION ON SECURITIES IN E*TRADE AUSTRALIA

15.1                          Capital structure of E*TRADE Australia

According to documents lodged by E*TRADE Australia with ASX as at the date this Bidder’s Statement is lodged with ASIC, the total number of securities in E*TRADE Australia is 100,451,929 E*TRADE Shares.

15.2                          ANZ Online relevant interest in E*TRADE Australia securities

The number of securities in which ANZ Online had a relevant interest, as at the dates specified, is shown below:

	At date of this Bidder’s Statement		At date first Offer is sent

E*TRADE Shares	34,392,645	*	[insert -leave blank when document is lodged]

* This includes a relevant interest in 42,000 E*TRADE Shares which are held by ANZ Executors & Trustee Company Limited, a subsidiary of ANZ, as a co-trustee of an estate.  Neither ANZ nor any subsidiary of it is a beneficiary of the estate.

15.3                          ANZ Online’s voting power in E*TRADE Australia

ANZ Online’s voting power in E*TRADE Australia, as at the dates specified, is shown below:

	At date of this Bidder’s Statement	At date first Offer is sent

Voting power in E*TRADE Australia	34,392,645	[insert - leave blank when document is lodged]

15.4                          Acquisition by ANZ Online of E*TRADE Shares during previous 4 months

Neither ANZ Online nor any associate of ANZ Online has provided, or agreed to provide, consideration for an E*TRADE Australia Share under a purchase or agreement during the four months before the date of this Bidder’s Statement or in the period commencing on the date of this Bidder’s Statement and ending on the date of the Offer.

15.5                          Inducing benefits given by ANZ Online during previous 4 months

Neither ANZ Online nor any associate of ANZ Online, gave, or offered to give or agreed to give, during four months before the date of this Bidder’s Statement or in the period

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commencing on the date of this Bidder’s Statement and ending on the date of the Offer a benefit to another person that is not available under ANZ’s Offer and was likely to induce the other person, or an associate of the other person, to:

(a)                                  accept an Offer; or

(b)                                 dispose of E*TRADE Shares.

16.                                 OTHER MATERIAL INFORMATION

16.1                          Defeating Conditions

The conditions of the Offer are set out in clause 5.1.  Further information on some of these conditions is set out below.

(a)                                  Minimum acceptance condition

The Offer is subject to a 90% minimum acceptance condition (see paragraph (a) of clause 5.1).  ANZ Online will not waive this condition unless it considers that it is in ANZ’s best interests to do so at the relevant time.

(b)                                 No adverse regulatory action

The Offer is subject to certain regulatory action not being taken (see paragraph (b) of clause 5.1).

ANZ Online is not presently aware of any particular regulatory action which has triggered or may trigger the condition in clause 5.1(b).

(c)                                  E*TRADE Licence

Under the E*TRADE Licence, both E*TRADE Australia and E*TRADE Financial Corporation have the right to terminate the E*TRADE Licence, without cause, on three months’ notice and payment of a termination fee of US$5 million.  Given ANZ’s intention to continue E*TRADE Australia’s business in Australia under that name, the Offer is subject to E*TRADE Financial Corporation not exercising, and waiving, its right to terminate the E*TRADE Licence without cause (see paragraph (c) of clause 5.1).

(d)                                 No material acquisitions, disposals or changes

The Offer is subject to there being no material acquisitions, disposals or changes in the conduct of E*TRADE Australia’s business (see paragraphs (d) and (e) of clause 5.1).  Any such acquisitions, disposals or new commitments by E*TRADE Australia or any of its subsidiaries would potentially frustrate the Offer and deny E*TRADE Australia shareholders the opportunity to participate in the benefits accruing to them under the Offer.

E*TRADE Australia is in the best position to advise its shareholders whether or not this condition and other conditions regarding changes in the business of E*TRADE Australia (see paragraphs (d), (e) and (f) of clause 5.1) will be satisfied.

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(e)                                  Stock market decline

The Offer is subject to the S&P/ASX 200 Industrials (Sector) Index not closing below 5,855 on any three or more consecutive trading days during the period to the end of the Offer period (see paragraph (g) of clause 5.1).  On the day before the date of this Bidder’s Statement the S&P/ASX 200 Industrials (Sector) Index closed at 6,499.  The lowest level at which that Index has closed in the 12 months preceding the date of this Bidder’s Statement is 5,122 on 10 August 2006.

16.2                           Due Diligence on E*TRADE Australia

For the purpose of confirming its assessment of whether or not to offer to acquire all of the E*TRADE Shares, ANZ was given access by E*TRADE Australia to certain information concerning the E*TRADE Australia Group which has not been disclosed generally to E*TRADE Australia shareholders.  Except as disclosed in this Bidder’s Statement, none of the information to which ANZ was given access is, in the opinion of ANZ Online:

(a)                                  of such a nature and quality that, if the information was generally available, a reasonable person would expect it to have a material effect on the price or value of E*TRADE Shares; or

(b)                                 otherwise material to a decision by an E*TRADE Australia shareholder whether or not to accept the Offer.

16.3                           Bid Facilitation Agreement

ANZ entered into a Bid Facilitation Agreement with E*TRADE Australia dated 19 February 2007.

(a)                                  ANZ Bid

Under the Bid Facilitation Agreement, ANZ agreed to make, or procure that a wholly-owned subsidiary made, a takeover bid to E*TRADE Australia shareholders on certain agreed terms (the Bid).

The agreement sets out the conditions of the Bid, being those set out in clause 5 of this Bidder’s Statement.

(b)                                 Bid Conditions

Under the Bid Facilitation Agreement, E*TRADE Australia has agreed not to do (or omit to do) anything which will, or is likely to, result in any of the conditions of the Bid being breached.  Nothing in this obligation prevents E*TRADE Australia or the E*TRADE Australia board of directors from taking, or failing to take, action where to do otherwise would, in the reasonable opinion of the E*TRADE Australia board, constitute a breach of duties of the directors of E*TRADE Australia.

(c)                                  No solicitation

Under the Bid Facilitation Agreement, E*TRADE Australia has agreed that it must not and must ensure that its employees, officers and (to the extent it is reasonably

36

able to influence them) its associates do not, and E*TRADE Australia must not require or request any adviser or agent, to directly or indirectly solicit or initiate any inquiries, proposals or discussions regarding any Competing Proposal (whether from a person with whom E*TRADE Australia has previously been in discussions or not).

A Competing Proposal is any proposal (including a scheme of arrangement) or offer that would if completed substantially in accordance with its terms, result in:

(i)                                     any person other than ANZ acquiring:

(A)                              control of E*TRADE Australia;

(B)                                an interest in all or a material part of the assets or business of E*TRADE Australia;

(C)                                a relevant interest in more than 10% of the voting shares in E*TRADE Australia; or

(ii)                                  E*TRADE Australia and another person forming a joint venture with respect to E*TRADE Australia’s business (or a material part of it), or merging their businesses, or operating under a dual listed company, or similar structure.

Under the Bid Facilitation Agreement, E*TRADE Australia agreed to cease any existing discussions or negotiations with any third party relating to any Competing Proposal or any transaction that may reduce the likelihood of the success of the Bid.

E*TRADE Australia also agreed to immediately notify ANZ of any genuine and realistic approach or attempt to initiate discussions or negotiations regarding a Competing Proposal.  The notice must include the identity of the relevant third party and details of the Competing Proposal.

To the extent it is entitled to do so, E*TRADE Australia has agreed to immediately require the return of all confidential information provided to third parties (other than ANZ) as part of any past solicitation of Competing Proposals.

These obligations cease where ANZ (or a subsidiary of ANZ) fails to make the Bid, ANZ (or a subsidiary of ANZ) withdraws the Bid after the Bid is made, or the Bid closes.

16.4                           Announcement of ANZ’s Offer

In accordance with the Bid Facilitation Agreement, by an announcement to the ASX on 19 February 2007, ANZ announced its intention to make a cash takeover offer for E*TRADE Australia of $4.05 per E*TRADE Share for the 65.8% of E*TRADE Australia’s issued capital that ANZ does not own.  On the same date, E*TRADE Australia also announced to ASX that it had reached an agreement with ANZ on a cash offer of $4.05 per share for the 65.8% of E*TRADE Australia’s issued capital that ANZ does not own.  The E*TRADE Australia announcement said that:

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•                                          a committee of independent directors comprising Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork was established to consider ANZ’s Offer and unanimously recommend that E*TRADE Australia shareholders accept the offer in the absence of a superior proposal and subject to an independent expert concluding that the offer is fair and reasonable; and

•                                          the independent directors will accept the offer for their own E*TRADE Australia shareholdings subject to the above.

16.5                           ASX/ACH Consents

Both the ANZ Group and the E*TRADE Australia Group include members who are ASX market participants and participants of the ACH clearing facility.  Under ASX Market Rules, a company admitted as an ASX market participant must not become a related body corporate of another such participant without the consent of ASX.  Likewise, under the ACH Clearing Rules, a company admitted as a participant of the ACH clearing facility must not become a related body corporate of another such participant without the consent of ACH.

ASX and ACH have given the necessary consents under ASX Market Rules and ACH Clearing Rules.

16.6                           Publicly available information

E*TRADE Australia is listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the ASX listing rules.  For information about the financial position and affairs of E*TRADE Australia, E*TRADE Australia shareholders are referred to the announcements that have been made to ASX in relation to E*TRADE Australia.  E*TRADE Australia’s annual report for the year ended 30 June 2006 was given to ASX on 29 September 2006 and sent to E*TRADE Australia shareholders on or about 13 October 2006.  E*TRADE Australia’s results for the half-year ended 31 December 2006 were announced to ASX on 26 February 2007 by E*TRADE Australia.

The announcements made to ASX in relation to E*TRADE Australia since 30 June 2006 to the day before the date of this Bidder’s Statement are listed in the table below:

Date given to ASX	Description/title of announcement

3 July 2006	Completion of acquisition of HSBC Stockbroking
20 July 2006	Signs Outsourcing Stockbroking Agreement with St George
8 August 2006	FY06 Earnings Update
16 August 2006	Appendix 3B - Exercise of staff options
21 August 2006	Preliminary Final Report
21 August 2006	Results Announcement for the Year Ended 30 June 2006
21 August 2006	Year ended 30 June 2006 Analyst Slides

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23 August 2006	Appendix 3B - New Issue Announcement
25 August 2006	Appendix 3B - New Issue Announcement
21 September 2006	Change of Director’s Interest Notice
29 September 2006	2006 Annual Report
13 October 2006	2006 Annual Report
13 October 2006	Notice of 2006 Annual General Meeting and proxy form
25 October 2006	Finalisation of ATO Audit
16 November 2006	AGM Chairman & CEO addresses
16 November 2006	Results of the Annual General Meeting
21 November 2006	Change in substantial holding (Caledonia Investments Pty Ltd and associates)
12 December 2006	Share Issue to CEO (and related Appendix 3B and Change of Director’s Interest Notice)
11 January 2007	Unaudited EBITDA & HSBC Integration Update
15 January 2007	CEO Contract (announcement to the effect that the option to extend Mr Spork’s employment contract as Chief Executive Officer beyond 30 June 2007 would not be exercised)
25 January 2007	Ceasing to be a substantial holder (Goldman Sachs JBWere Group Holdings and certain associated entities)
25 January 2007	Ceasing to be a substantial holder (Goldman Sachs Inc. and subsidiaries)
19 February 2007	Recommended cash takeover for E*TRADE Australia from ANZ (announcement by ANZ)
19 February 2007	ANZ Recommended Cash Offer for E*TRADE Australia (announcement by E*TRADE Australia)
21 February 2007	Change in substantial holding (Caledonia Investments Pty Ltd and associates)
26 February 2007	Half Yearly Report/Half Yearly Accounts
26 February 2007	Half year results announcement

Copies of these announcements are available from ASX at www.asx.com.au.  Neither ASX’s website nor the information contained in or accessible from it forms part of this Bidder’s Statement.

16.7         Employee share plans

E*TRADE Australia operates or has operated a number of employee share schemes involving the provision of E*TRADE Shares to its employees.  ANZ Online understands

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that the rules of these schemes may restrict participants from accepting the Offer for E*TRADE Shares which were acquired under the scheme.  E*TRADE Australia is in the best position to advise participants in its employee shares schemes whether they will be able to accept the Offer in respect of E*TRADE Shares which are subject to these schemes.  ANZ Online expects that E*TRADE Australia will provide participants with additional information in relation to these matters in its target’s statement in response to the Takeover Bid or other documentation.  These participants should refer to these materials before deciding how to deal with their E*TRADE Shares.

16.8                          Approvals for payment of consideration

ANZ Online is not aware of any E*TRADE Australia shareholder who requires any approval referred to in clause 6.7 in order to be entitled to receive any consideration under the Offer.

(a)                                  Banking (Foreign Exchange) Regulations 1959 (Cth)

The Banking (Foreign Exchange) Regulations 1959 (Cth) may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia.  Based on ANZ Online’s searches as at the date of this Bidder’s Statement, restrictions currently apply if funds are to be paid to, or received from:

(i)                                     supporters of the former government of the Federal Republic of Yugoslavia;

(ii)                                  ministers and senior officials of the Government of Zimbabwe; and

(iii)                               certain entities associated with the Democratic People’s Republic of Korea (North Korea).

(b)                                 Other Commonwealth legislation

The Charter of the United Nations (Terrorism and Dealing with Assets) Act 2002 (Cth) (UN Charter Act) prohibits, among other things, the provision of funds, other financial assets or economic resources to persons referred to in regulations made under the UN Charter Act.  These persons include the Taliban, Osama bin Laden (also known as Usama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

The Charter of the United Nations (Sanctions – Iraq) Regulations 2006 (formerly called the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003) (Cth) apply in respect of the following persons:

(i)                                     members of the previous government of Iraq;

(ii)                                  senior officials of the previous government of Iraq and their immediate families; and

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(iii)          any entity owned or controlled, directly or indirectly, by one of the parties in (i) or (ii) above, or by any person acting at the direction of one of those parties.

Restrictions also exist relating to certain persons or entities associated with the Cote d’Ivoire, the Democratic People’s Republic of Korea, the Democratic Republic of the Congo, Iran, Liberia and Sudan.

Transactions with assets of such persons (including, if relevant, E*TRADE Shares) require Ministerial approval.

16.9                          No other material information

Except as set out in this Bidder’s Statement, there is no information material to the making of a decision by an offeree whether or not to accept the Offer, being information that is known to ANZ Online and has not previously been disclosed to the holders of E*TRADE Shares.

17.                                 OTHER MATTERS

17.1                          Consents

This Bidder’s Statement contains statements made by, or statements said to be based on statements made by, ANZ.  ANZ has consented to the inclusion of such statements in the form and context in which they appear and has not withdrawn that consent as at the date of this Bidder’s Statement.

This Bidder’s Statement also includes or is accompanied by statements which are made in or based on statements made in documents lodged with ASIC or on the company announcement platform of ASX.  Under the terms of ASIC class order 01/1543, the parties making those statements are not required to consent to, and have not consented to, the inclusion of those statements in this Bidder’s Statement.  If you would like to receive a copy of any of these documents please contact ANZ’s Offer Information line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between 9:00am and 5:00pm (Melbourne time), Monday to Friday, and you will be sent copies free of charge.

17.2                          Modifications to and exemptions from the Corporations Act

ANZ Online has not obtained from ASIC any modifications to, or exemptions from, the Corporations Act in relation to the Offers.  However, ASIC has published various instruments providing for modifications and exemptions that apply generally to all persons, including ANZ Online.

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PART 8 – DEFINITIONS AND INTERPRETATION

18.                                 DEFINITIONS

The following definitions apply in interpreting this Bidder’s Statement and the Transfer and Acceptance Form, except where the context makes it clear that a definition is not intended to apply:

ACCC means the Australian Competition and Consumer Commission.

ACH means Australian Clearing House Pty Ltd ABN 48 001 314 503.

Announcement Date means 19 February 2007.

ANZ means Australia and New Zealand Banking Group Limited (ABN 11 005 357 522).

ANZ Group means ANZ and its subsidiaries.

ANZ Online means ANZ Online Holdings Pty Limited (ACN 124 093 625).

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Limited.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means ASX Limited.

Bidder’s Statement means this document, being the statement made by ANZ Online under Part 6.5 Division 2 of the Corporations Act relating to the Takeover Bid.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities.

CHESS Holding means a holding of shares on the CHESS Subregister of E*TRADE Australia.

CHESS Subregister has the meaning set out in the ASTC Settlement Rules.

Controlling Participant has the meaning set out in the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cth).

Defeating Condition means each condition set out in clause 5.1.

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Encumbrance means:

(a)                                  a mortgage, charge, pledge, lien, hypothecation or a title retention arrangement;

(b)                                 a notice under section 255 of the Income Tax Assessment Act 1936 (Cth), subdivision 260-A in schedule 1 to the Taxation Administration Act 1953 (Cth) or any similar legislation;

(c)                                  any other interest in or right over property (including a right to set off or withhold payment of a deposit or other money);

(d)                                 any other thing that prevents, restricts or delays the exercise of a right over property, the use of property or the registration of an interest in or dealing with property; and

(e)                                  an agreement to create anything referred to above or to allow any of them to exist.

E*TRADE Australia means ETRADE Australia Limited (ABN 12 003 042 082).

E*TRADE Australia Group means E*TRADE Australia and its subsidiaries.

E*TRADE Independent Directors means the following directors of E*TRADE Australia: Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.

E*TRADE Licence means the Services and License Agreement dated 1 January 2002 between E*TRADE Financial Corporation (formerly E*TRADE Group Inc.), ETRADE Australia Securities Limited and ETRADE Australia Limited.

E*TRADE Shares means fully paid ordinary shares in E*TRADE Australia.

Foreign Law means a law of a jurisdiction other than an Australian jurisdiction.

Issuer Sponsored Holding has the meaning given in the ASTC Settlement Rules.

GST has the same meaning as in A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Offer means the offer as set out in Part 4 of this Bidder’s Statement (or, if the context so requires, Part 4 of this Bidder’s Statement itself) and includes a reference to that offer as varied in accordance with the Corporations Act.

Offer Period means the period referred to in clause 2 of this Bidder’s Statement.

Offers or ANZ’s Offer means the off-market takeover bid constituted by the Offer and each of the other offers made in the same terms for E*TRADE Shares and includes a reference to those offers as varied in accordance with the Corporations Act.

Public Authority means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section 657G or proceedings commenced by a

43

person specified in section 659B(1) of the Corporations Act in relation to ANZ’s Offer).  It also includes any self-regulatory organisation established under statute or any stock exchange.

Register Date means 7:00p.m. Melbourne time on 6 March 2007, being the date set by ANZ Online under section 633(2) of the Corporations Act.

Rights means all accretions and rights attaching to E*TRADE Shares after the Announcement Date (including all rights to receive dividends and other distributions declared or paid and to receive or subscribe for shares, notes or options issued by E*TRADE Australia).

Takeover Bid means the takeover bid constituted by the Offers.

Takeover Transferee Holdings means the CHESS Holding to which E*TRADE Shares are to be transferred after acceptance of the Offer.

Transfer and Acceptance Form means the form with that title that accompanies this Bidder’s Statement.

VWAP means volume weighted average price.

your E*TRADE Shares means, subject to clause 7, the E*TRADE Shares:

(a)                                  of which you are registered or entitled to be registered as the holder in the register of members of E*TRADE Australia at the Register Date; and

(b)                                 any other E*TRADE Shares, to which you are able to give good title at the time you accept this Offer.

19.                                 INTERPRETATION

(a)                                  Words and phrases which are defined by the Corporations Act have the same meaning in this Bidder’s Statement and the Transfer and Acceptance Form and, if a special meaning is given for the purposes of Chapter 6 or 6A or a provision of Chapter 6 or 6A of the Corporations Act, have that special meaning.

(b)                                 Headings are for convenience only, and do not affect interpretation.

(c)                                  The following rules also apply in interpreting this Bidder’s Statement and the Transfer and Acceptance Form, except where the context makes it clear that a rule is not intended to apply:

(i)                                     a singular word includes the plural, and vice versa;

(ii)                                  a word which suggests a gender includes the other genders;

(iii)                               if a word is defined, another part of speech has a corresponding meaning;

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(iv)          unless otherwise stated references in this Bidder’s Statement to Parts, clauses, paragraphs and sub-paragraphs are to Parts, clauses, paragraphs and sub-paragraphs of this Bidder’s Statement;

(v)           a reference to a person includes a body corporate; and

(vi)          a reference to $ is to the lawful currency in Australia.

DATED  2 March 2007

A copy of this Bidder’s Statement that is to be lodged with ASIC has been approved by a resolution passed by the directors of ANZ Online.

SIGNED on behalf of ANZ Online Holdings Pty Limited

Director

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[inside back cover]

CORPORATE DIRECTORY

Registered Offices of	Legal Advisers
ANZ and ANZ Online	Blake Dawson Waldron
Level 6	Level 39
100 Queen Street	101 Collins Street
Melbourne Vic 3000	Melbourne Vic 3000

Financial Adviser	ANZ’s Offer Information Line
Carnegie, Wylie & Company Pty Limited	From within Australia:	1300 301 126
Level 33	From outside Australia:	+612 9936 1977
101 Collins Street	(As required by the Corporations Act, all calls will
Melbourne Vic 3000	be recorded, indexed and stored)

ANZ Online Holdings Pty Limited ACN 124 093 625 a subsidiary of Australia and New Zealand Banking Group Limited ABN 11 005 357 522	Please return completed form to: Computershare Investor Services Pty Limited GPO Box 52 Melbourne Victoria 8060 Australia Enquiries (within Australia) 1300 301 126 (outside Australia) 61 2 9936 1977

000001 000	Securityholder Reference Number (SRN)
ANZ
MR JOHN SMITH 1 FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030
	I 1234567890	I N D
Use a black pen. Print in CAPITAL letters inside the grey areas	---------

Transfer and Acceptance Form - ANZ’s Offer for your E*TRADE Shares

This is an important document and requires your immediate attention. You should read the Bidder’s Statement which accompanies this Transfer and Acceptance Form. Capitalised terms used in this Transfer and Acceptance Form have the same meaning as in the Bidder’s Statement unless otherwise defined or the context indicates otherwise. If you are in doubt about how to deal with it, please consult your financial or other professional advisor.

Use this form to accept ANZ’s Offer for your E*TRADE Shares

Consideration
The consideration applicable under the terms of this Offer

What ANZ Online is offering to buy

ANZ Online is offering to buy all of your E*TRADE Shares on the terms set out in the attached Bidder’s Statement.

What you will receive if you accept the Offer
If you accept the Offer you will, subject to the satisfaction or waiver of the conditions of the Offer, receive $4.05 cash for each of your E*TRADE Shares.

No brokerage on acceptances

You will not pay brokerage if you accept the Offer.

Securityholder details
Subregister	Issuer/CHESS

Your holding in E*TRADE Shares as at <Date>	123456789012

Cash consideration payable to you at A$4.05 per share	$000.00

To be completed by Securityholder

You will be deemed to have accepted the Offer in respect of all your E*TRADE Shares as at the time your acceptance is processed, if you sign and return the form.

If you hold your E*TRADE Shares in a CHESS holding (see “subregister” above), to accept the Offer you can either:

•      Instruct your Controlling Participant directly - normally your stockbroker

        or

•      Authorise ANZ Online to contact your Controlling Participant on your behalf, which you can do by signing and returning the form. By signing and returning the form you will be deemed to have authorised ANZ Online to contact your Controlling Participant directly via the CHESS system.

Contact details
Please provide your contact details in case we need to speak to you about this form.
Name of contact person	Contact Person’s daytime telephone number

Sign here - this section must be signed before we can process this form.

I/We accept the Offer made by ANZ Online in respect of the E*TRADE Shares that I/we hold and I/we agree to be bound by the terms and conditions of the Offer (including the instructions as to acceptance of the Offer on the back of this form) and transfer all of my/our E*TRADE Shares to ANZ Online for the above consideration.

Individual or Securityholder 1	Individual or Securityholder 2	Individual or Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary
The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.
See back of form for completion guidelines
ETR_ T K O	1TKA C	<Broker PID>	033207_00M70B

How to complete this form

Acceptance of the takeover offer

Registration Details	Contact details
The E*TRADE Shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the E*TRADE Australia register.	Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a regarding this form.

If you have already sold all your E*TRADE Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.	Signature(s) You must sign the form as follows in the space provided:

Consideration

The cash consideration payable under the Offer is A$4.05  per E*TRADE Share.

How to accept the Offer

If your E*TRADE Shares are held in an issuer sponsored holding, simply complete and return this form to the ANZ Online registry so that it is received by no later than 7.00pm Melbourne time on <Date>, unless extended.

If your E*TRADE Shares are in a CHESS holding, you may contact your Controlling Participant directly (normally your stockbroker) with instructions to accept the offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want ANZ Online to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the ANZ Online registry so that it is received no later than 7.00pm Melbourne time on <Date> unless extended.

If you sign and return this Transfer and Acceptance Form to the registry either in respect of an issuer sponsored holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to ANZ Online (and authorise ANZ Online to warrant on your behalf) that you have full legal and beneficial ownership of the E*TRADE Shares and that ANZ Online will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither ANZ Online or Computershare Investor Services Pty Limited (‘CIS’) will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the offer on your behalf before the Offer Period ends.

Joint holding: Power of Attorney Deceased Estate: Companies:

where the holding is in more than one name all of the securityholders must sign.

to sign under the Power of Attorney, you must have already lodged the Power of Attorney with the ANZ Online registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

all executors must sign and a certified copy of Probate or Letters of Administration must accompany this form.

this form must be signed by either two Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Melbourne office of CIS by no later than 7.00pm Melbourne time on <Date>. Return this Transfer and Acceptance Form to:

Postal Address:	OR	Hand Delivery:
Computershare Investor Services Pty Limited		Computershare Investor Services Pty Limited
GPO Box 52		Yarra Falls
MELBOURNE VIC 8060		452 Johnston Street
ABBOTSFORD VIC 3067

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers (“the issuer”), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning ANZ’s Offer please contact ANZ’s Offer Information Line on 1300 301 126.

For legal reasons, all calls to this number will be recorded.

Please note this form may not be used to change your address.

Please return the completed form in the envelope provided or to the address opposite:	Computershare Investor Services Pty Limited GPO Box 52 Melbourne Victoria 8060 Australia

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 19 February 2007

ANZ announces recommended cash takeover offer for E*TRADE Australia

ANZ today announced a recommended cash takeover offer for E*TRADE Australia Limited of $4.05 per share for the 65.8% of E*TRADE Australia’s issued capital that ANZ does not currently own.

A committee of independent directors of E*TRADE Australia# have said they will unanimously recommend that E*TRADE Australia’s shareholders accept ANZ’s offer in the absence of a superior proposal and subject to an independent expert’s report.  The independent directors have indicated they intend to accept this offer for their own holdings of E*TRADE Australia shares on this basis.

ANZ Group Managing Director Personal, Mr Brian Hartzer said: “The acquisition of E*TRADE Australia would be a further step in ANZ’s strategy to be a leader in personal financial services in Australia including accelerating growth in convenient and simple wealth management and investment services.

“With ANZ customers representing about a third of E*TRADE Australia’s customer-base, we are the natural owner of E*TRADE Australia.  As part of our multi-brand strategy, we intend to retain and grow the E*TRADE brand, subject to agreement with E*TRADE Financial Corporation when the current licensing arrangements expire in 2009,” Mr Hartzer said.

Commenting on the ANZ offer, E*TRADE Australia Chairman Mr Kerry Roxburgh said: “We believe this is a very positive development for E*TRADE Australia.  Given the offer’s premium to E*TRADE Australia’s share price and particularly relative to historic share prices, it is a compelling offer. The committee of independent directors have concluded it is in the best interests of all shareholders and are pleased for shareholders to consider it.

“The company has provided strong shareholder returns over the last few years and the resources and expertise that ANZ can provide to E*TRADE Australia will certainly accelerate the growth of the business.  Based on the great success we have already realised from our alliance, the integration of E*TRADE Australia and ANZ is a logical next step.

“Importantly for E*TRADE customers and wholesale partners, ANZ is committed to maintaining the same innovative product offerings, dedicated service and award-winning trading platforms that have made E*TRADE Australia a success,” Mr Roxburgh said.

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding established as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.  ANZ’s $268 million cash offer values E*TRADE Australia at $407 million and represents a premium of 17.0% to the Volume Weighted Average Price (VWAP) over the past month and 25.5% over the three months prior to the announcement.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Mr Hartzer added: “ANZ has the capabilities now to add further value to E*TRADE Australia’s business by developing its technology platform, building and leveraging scale, and accelerating growth. This means ANZ is uniquely placed to improve and extend services for E*TRADE Australia’s customers, its strategic business partners and its staff.”

The acquisition would be funded by ANZ from internal resources and is anticipated to be earnings per share neutral in 2008.

ANZ’s offer may be made through a subsidiary by way of an off-market takeover bid under the Australian Corporations Act 2001.  The offer is subject to a number of conditions including ANZ acquiring at least 90% of the number of E*TRADE Australia’s ordinary shares on issue.   The conditions are outlined in full in the Appendix of this announcement.

E*TRADE Australia has entered into a Bid Facilitation Agreement with ANZ in relation to ANZ’s offer which includes the customary no shop provisions.  ANZ’s Bidder’s Statement is expected to be provided to E*TRADE Australia shareholders in early March 2007.

For media enquiries contact: Paul Edwards Head of Corporate Communications Tel: 03-9273 6955 or 0409-655 550 Email: paul.edwards@anz.com	For analyst enquiries contact: Stephen Higgins Head of Investor Relations Tel: 03-9273 4185 or 0417-379 170 Email: higgins@anz.com

Notes:

#  The committee of independent directors of E*TRADE Australia established to consider the ANZ offer comprises Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.  The committee excludes John Harries and Geoff Cohen who were nominated to the E*TRADE Australia board by ANZ and are executives of ANZ, and Jarrett Lilien who was nominated by E*TRADE Financial Corporation.

2

APPENDIX

BID CONDITIONS FOR ANZ’S CASH TAKEOVER OFFER FOR E*TRADE AUSTRALIA

1.                                       Minimum acceptance condition

During, or at the end of, the offer period, the number of fully paid ordinary shares in E*TRADE Australia (E*TRADE Australia Shares) in which ANZ and its associates together have relevant interests (disregarding any relevant interest that ANZ has merely because of the operation of section 608(3) of the Corporations Act) is at least 90% of all the E*TRADE Australia Shares (even if that number later becomes less than 90% of all the E*TRADE Australia Shares as a result of the issue of further E*TRADE Australia Shares).

2.                                       ASX/ACH consents

Before the end of the offer period, ASX Limited (ASX) provides such consents as are necessary under rule 4.7 of the ASX Market Rules, and Australian Clearing House Pty Ltd provides such consents as are necessary under rule 3.7 of the ACH Clearing House Rules, to permit the acquisition of the E*TRADE Australia Shares under ANZ’s offer, such consents to be unconditional or subject only to conditions which would not:

(a)                                  have a material adverse effect on the businesses of the members of the ANZ Group (being ANZ and its subsidiaries) and the E*TRADE Australia Group (being E*TRADE Australia and its subsidiaries) that are relevant participants (for the purposes of the ASX Market Rules and ACH Clearing Rules) or any other member of the E*TRADE Australia Group or ANZ Group; or

(b)                                 require the divestiture of any business or assets by any member of the E*TRADE Australia Group or the ANZ Group.

3.                                       No action by Public Authority adversely affecting ANZ’s offer

During the period from and including the date of this announcement (Announcement Date) to the end of the offer period:

(a)                                  there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b)                                 no action or investigation is instituted, or threatened by any Public Authority; and

(c)                                  no application is made to any Public Authority (other than an application by ANZ or any company within the ANZ Group),

in consequence of, or in connection with, ANZ’s offer, which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of ANZ’s offer, the acquisition of E*TRADE Australia Shares under ANZ’s offer or the rights of ANZ in respect of E*TRADE Australia and the E*TRADE Australia Shares to be acquired under ANZ’s offer or otherwise, or seeks to require the divestiture by ANZ of any E*TRADE Australia Shares, or the divestiture of any assets by E*TRADE Australia or by any subsidiary of E*TRADE Australia or by any member of the ANZ Group.

For the purpose of these conditions, “Public Authority” means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court in respect of proceedings under section 657G or proceedings commenced by a person specified in section 659B(1) of the Corporations Act in relation to ANZ’s offer).

It also includes any self-regulatory organisation established under statute or any stock exchange (including the ASX).

4.                                       E*TRADE Australia Licence

Before the end of the offer period, E*TRADE Financial Corporation (formerly, E*TRADE Group Inc):

(a)                                  does not exercise or give notice that it intends to exercise its right to terminate the Licence without cause; and

(b)                                 provides to each of ETRADE Australia Securities Limited and ETRADE Australia Limited an enforceable and irrevocable waiver of its right to terminate the Licence without cause which is conditional only on:

(i)                                     each of ETRADE Australia Securities Limited and ETRADE Australia Limited providing a reciprocal waiver of their right to terminate the Licence without cause (including subject to the condition referred to in (ii) below); and

(ii)                                  ANZ’s offer becoming unconditional.

For the purpose of this condition, Licence means the Services and License Agreement dated 1 January 2002 between E*TRADE Financial Corporation (formerly E*TRADE Group Inc.), ETRADE Australia Securities Limited and ETRADE Australia Limited.

5.                                       No material adverse change

During the period from and including the Announcement Date to the end of the offer period:

(a)                                  there is no occurrence or matter, including (without limitation):

(i)

any change in the status or terms of arrangements entered into with E*TRADE Australia or any of its subsidiaries or the status or terms of any licences, authorities, consents, approvals, orders, waivers, relief, rulings and decisions which are applicable to E*TRADE Australia or any of its subsidiaries (whether or not wholly or partly attributable to the making of ANZ’s offer, and/or the acquisition of E*TRADE Australia Shares under ANZ’s offer),

(ii)	any liability for duty or tax;

(iii)	any liability resulting from a change of control of E*TRADE Australia; and

(iv)	any change in the law (whether retrospective or not),

that is not apparent from information available to ANZ as at the Announcement Date and that (individually or together with others) has or could reasonably be expected to have a materially adverse effect on the assets, liabilities, financial or trading position, profitability or prospects of E*TRADE Australia and its subsidiaries taken as a whole; and

(b)                                 no occurrence or matter of the type referred to in paragraph 5(a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

An occurrence or matter that has or could reasonably be expected to have the effect of reducing:

(1)                                  the consolidated net profit after tax of the E*TRADE Australia Group on an on-going basis by more than $2 million; or

(2)                                  the consolidated net assets of the E*TRADE Australia Group by $10 million or more,

is deemed to be an occurrence or matter of the type referred to in paragraph 5(a).

6.                                       No material transactions, acquisitions or disposals

During the period from and including the Announcement Date to the end of the offer period, none of E*TRADE Australia, or any subsidiary of E*TRADE Australia:

(a)                                  acquires, offers to acquire or agrees to acquire one or more companies or assets (or an interest in one or more companies or assets) for an amount in aggregate greater than $8.0 million;

(b)	disposes, offers to dispose or agrees to dispose of one or more assets (or an interest in one or more assets) for an amount in aggregate greater than $8.0 million;

(c)

enters into or offers to enter into any joint venture, asset or profit sharing, partnership, merger of businesses (including through a dual listed companies structure) or of corporate entities, involving a commitment or value of greater than $4.0 million;

(d)

incurs, commits to or brings forward the time for incurring, or grants to another person a right the exercise of which would involve E*TRADE Australia or any subsidiary of E*TRADE Australia incurring or committing to, any capital expenditure or liability, or foregoes any revenue for one or more related items or amounts of greater than $4.0 million;

(e)	gives or agrees to give any mortgage, charge, pledge, lien or other encumbrance or right over any of its assets, otherwise than in the ordinary course of business;

(f)	declares, or distributes any dividend, bonus or other share of its profits or assets;

(g)

enters or agrees to enter into any contract of service for the appointment of, or varies or agrees to vary any existing contract of service with, any director, executive or manager (including any replacement chief executive officer), or pays or agrees to pay any retirement benefit or allowance to any director, manager or other employee, or makes or agrees to make any substantial change in the basis or amount of remuneration of any director, manager or other employee (except as required by law or provided under any superannuation, provident or retirement scheme as in effect on the Announcement Date. Nothing in this paragraph prevents E*TRADE Australia or any subsidiary of E*TRADE Australia from increasing the remuneration of its employees with effect from 1 July 2007 in the ordinary course of its business;

(h)	conducts its business otherwise than in the ordinary course;

(i)

has threatened or commenced against it any material claims or proceedings in any court or tribunal (including a petition for winding up or an application for appointment of a receiver or receiver and manager); or

(j)

discloses (without having disclosed to ASX prior to the Announcement Date) the existence of any matter described in paragraphs 6(a) to (i) above, or announces an intention or proposal to do anything described in paragraphs  6(a) to (i).

7.                                       No prescribed occurrences

(a)                                  None of the following events happens during the period beginning on the date the bidder’s statement relating to ANZ’s offer (Bidder’s Statement) is given to E*TRADE Australia and ending at the end of the offer period:

(i)	E*TRADE Australia converts all or any of its shares into a larger or smaller number of shares;

(ii)	E*TRADE Australia or a subsidiary of E*TRADE Australia resolves to reduce its share capital in any way;

(iii)	E*TRADE Australia or a subsidiary of E*TRADE Australia:

	(A)	enters into a buy-back agreement; or

	(B)	resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv)

E*TRADE Australia or a subsidiary of E*TRADE Australia issues shares or grants an option over its shares, or agrees to make such an issue or grant such an option (other than an issue of shares by E*TRADE Australia made in accordance with an agreement entered into by E*TRADE Australia the details of which were announced to ASX before the Announcement Date);

(v)	E*TRADE Australia or a subsidiary of E*TRADE Australia issues, or agrees to issue, convertible notes;

(vi)	E*TRADE Australia or a subsidiary of E*TRADE Australia disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii)	E*TRADE Australia or a subsidiary of E*TRADE Australia charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii)	E*TRADE Australia or a subsidiary of E*TRADE Australia resolves to be wound up;

(ix)	a liquidator or provisional liquidator of E*TRADE Australia or of a subsidiary of E*TRADE Australia is appointed;

(x)	a court makes an order for the winding up of E*TRADE Australia or of a subsidiary of E*TRADE Australia;

(xi)	an administrator of E*TRADE Australia, or of a subsidiary of E*TRADE Australia, is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii)	E*TRADE Australia or a subsidiary of E*TRADE Australia executes a deed of company arrangement; or

(xiii)	a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of E*TRADE Australia or of a subsidiary of E*TRADE Australia.

(b)                                 None of the events listed in sub-paragraphs (i) to (xiii) of paragraph 7(a) happens during the period beginning on the Announcement Date and ending at the end of the day before the Bidder’s Statement is given to E*TRADE Australia.

8.                                       S&P/ASX 200 Industrials (Sector) Index

During the period from and including the Announcement Date to the end of the offer period, the S&P/ASX 200 Industrials (Sector) Index does not close, for three or more consecutive trading days, at a level which is 12.5% or more below the level at which it closed on the last trading day before the Announcement Date.

Media Release

Corporate Communications

100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 2 March 2007

ANZ lodges Bidder’s Statement for recommended cash takeover offer for E*TRADE Australia

ANZ today lodged with the Australian Securities and Investments Commission its Bidder’s Statement for its $4.05 a share cash takeover offer for all of the shares in E*TRADE Australia Limited that it does not already own.

E*TRADE Australia’s committee of independent directors (comprising Kerry Roxburgh, Brett Spork, Jim Dominguez and Ian Hunter) has unanimously recommended that shareholders accept the offer in the absence of a superior proposal and subject to an independent expert concluding the offer is fair and reasonable.  On that basis these directors intend to accept the offer for their own holdings.

The Bidder’s Statement provides full details of ANZ’s bid.  ANZ intends to send the Bidder’s Statement to E*TRADE Australia shareholders in mid-March.

The Bidder’s Statement says:

•               ANZ’s $4.05 offer represents a 25.5% premium to the three month volume weighted average price of E*TRADE Australia shares prior to the announcement of the offer, and a 39.4% premium to the three month volume weighted average price before recent press speculation of a possible takeover.

•                 ANZ believes E*TRADE Australia’s business would benefit from additional management and operational support to consolidate and build on its recent growth.  ANZ can provide this.

ANZ owns 34.2% of E*TRADE Australia, accumulated as part of a strategic alliance formed between the two companies in 1999.  In ANZ’s view, in the absence of ANZ’s offer, the E*TRADE Australia share price is likely to fall.

Further information is available on ANZ’s website at www.anz.com. An Offer Information Line has also been established for E*TRADE Australia shareholders. The numbers are 1300-301126 (within Australia) or +61-2 -99361977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday).

For media enquiries, contact:

Paul Edwards
Head of Corporate Communications
Tel: 0409-655 550
Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Jenny Fagg Managing Director Consumer Finance Insights into Consumer Finance Australia and New Zealand Banking Group Limited 6 March 2007

Contents 1. Consumer Finance Overview 2. Business Model and Capabilities Outline Brand Information management (smart analytics) Strategic agility Customer experience People and culture 3. Credit quality

Overview

The Consumer Finance Business Jenny Fagg Managing Director Consumer Finance Consumer Cards Commercial Cards Personal Loans Merchant Services ATMs Australian Call Centre Customer Services & Collections Key Metrics 94 staff FUM $6b 2.7m cards on issue Note – all FUM figures as at 30 Sept 2006 101 staff FUM $1.5b Ave. Balance ~$15k 49 staff FUM $216m 132k cards on issue 30k accounts 166 staff 75k customers 4 staff 2000 ATMs 910 staff Aust. Leading Call Centre 3 years in a row Avg. 3.5m calls per month (including phone banking) 442 staff Includes; Operations Collections Telesales Fraud

Strong performance in Consumer Finance, within a high performing Personal division Cash NPAT ($m) Sep-06 v Sep-05 21% 17% 25% 18% 11% 67% 48% Business Unit Mortgages Regional, Rural & Small Business Banking Investment & Insurance Esanda Pacific Banking Products Consumer Finance 296 256 167 37 97 65 363

Consumer Finance has consistently been one of the Group’s best performing businesses Solid Consumer Finance FUM ...growth Note - 2001 and 2003 AGAAP, 2006 AIFRS, change in provisioning impact on NPAT CAGR not material Income evenly split between NII & Other Income (FY06 Consumer Finance Income split) ($b) ($m) ($m) 148 13% 15% CAGR 11% 12% 17% 20% Cards Under Accrual adjustment 708 Cards Under Accrual adjustment # # Gross Loans & Advances 4.2 5.1 7.7 2001 2003 2006 670 1,006 597 38 2001 2003 2006 27 121 256 119 2001 2003 2006 51% 49% Net interest income Other Income ...driving strong growth in revenue... ...and consistently strong profit growth (NPAT)

Business Model & Capabilities

Customer Experience Convenient, simple & responsible service & distribution Strategic Agility Adaptation & innovation of leading products Information Management Right products to right customers via right channels People & Culture Attract, develop & retain the best people A common business model and capabilities across Consumer Finance Brand: Convenient and Simple Increase Profit from existing customers Retain profitable customers Expand into adjacent segments Attract New Customers Our approach Brand: Convenient and Simple Reengineer Lower Cost to Serve Maximise Strategic Value Expand Capability into Adjacencies Apply Production Management disciplines Our core capabilities 5 specialised businesses: Consumer Cards, Merchants, Commercial Cards, Personal Loans, ATMs Specialised customer service centres: ACC and Customer Services & Collections “Success relies on all capabilities working together” Outline “Repeatable formula to rollout a series of initiatives into adjacent customer / market segments”

Un-banked Prime 20% - 30% 70% - 80% Premium ANZ brand for non price-driven segments Other brands for other segments Defend share via price where necessary Price Driven Service Driven Emerging Prime Sub Prime Strategy starts with clear understanding of consumer segmentation Brand

Consumer Finance strategy consistent with “More Convenient Banking“ ANZ Now Consumer Finance Brand

Case Study: A recent product launch supports the notion that price is not the only lever     Smart analytics central to Consumer Finance success Outcome: Higher rate product consistently had higher take up rate. All other features comparable Take up rate % Customer Type Significant investment in customer data management & market research: Qualitative Research Significant resources allocated to development & maintenance of customer information tools Comprehensive modeling and analysis of expected and actual campaign and portfolio performance Testing Extensive market research undertaken to understand customer attitudes/behaviors Extensive active research, typically below the line offers Information Management 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 6-12 mths >12 mths Inactive customer +2% premium rate +3% premium rate

Case Study: In October 2003 successful interchange fee response based on extensive customer research & analytics... Understanding our Customers Customer Research: 1,200 existing customers surveyed to understand the perceived impact of different product changes Key Findings: Increased Annual Fees found to be the greatest attrition catalyst Points: Flat reduction in earn rate would result in a significant negative impact on perceived value and affect our most valuable customers We structured our response based on these findings 30% of Spend from 65% of Accts 52% of Spend from 32% of Accts 18% of Spend from 3% of Accts ANZ FF Visa Card Impact of Interchange Response Information Management Cum. PBT $M Baseline (post reform) New Proposition $1,500 Tier Level $5,000 Cap Level

 ANZ Interchange response takes effect ANZ share of spend was adversely impacted by the reforms (Share of Mkt Spend 3 month rolling average) 6% -34.8% High Spending Transactors Low Spending Revolvers ANZ Interchange response takes effect Net issuing impact $(13)m after tax 95 Interchange rate (34) Loyalty changes 22 Other growth initiatives 22 104 Sep 2003 Mar 2004 $m Profit impact contained to $13m Other issuing impacts (1) Revolvers increased, Transactors reduced Information Management 12% 15% 18% 21% 24% 27% Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 -4% -2% 0% 2% 4% 6% Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 ANZ Market resulting in increased Outstandings earning interest (3 month rolling average)but we improved the attractiveness of our customer base (Share of Mkt Spend 3 month rolling average)driving a favourable portfolio and profit outcome

Our new brand position seeks to differentiate on key customer “moments of truth” ANZ Credit Cards Whatever It Takes ANZ credit cards whatever it takes to deliver more convenient, simple and problem free card services Low Rate Help you take control of card debt Premium Enhance your lifestyle Prepaid Reward friends and family Low Fee Let you enjoy the now Frequent Flyer Reward you with more life experiences Rewards Real value from every day spending Platinum The exclusivity you deserve New Brand Positioning + Service Security Strategic Agility Visa Debit 24/7 access to your own money

Innovation is core to our Customer centric strategy 1996 2001 2004 2005 2006 First frequent flyer rewards card 2002 First chip card in Australasia First bank with 24x7 call centre + customer charter First 60 second online application and online CLIs, BTs, Verified by Visa First major bank low rate card First bank to partner with 3 party scheme 2003 First major bank Visa Debit First bank to launch Design My Card First bank to launch gift cards First bank to launch 0% BTs Strategic Agility

Case Study: Deep understanding of customers, opportunities, and threats enhances our strategic agility Respond rapidly to competitive opportunities and threats February 2005 – response to competitor’s 0% Balance Transfer threat Sat. 12th Sat 19th Mon 14th Tues 15th GE’s “Low Rate MasterCard” product announced, with zero rate balance transfer – 1st to be offered in Aust. ANZ conducted detailed response analysis – recommendation to match GE Business case provided to key stakeholders – signed off that day Wed 16th – Fri 18th Media plan, TV and press ads developed and scheduled ANZ launch – in most markets prior to GE How we responded so promptly Anticipated the competitive threat and had a response ready to roll out, having completed test campaigns and detailed customer research Strategic Agility

Balance Transfer (“BT”) has had a positive impact on our portfolio Strategic Agility Low rate portfolio is value accretive Payment hierarchy central to Balance Transfer (“BT”) business case 12 months of active testing lead to very targeted marketing and credit BT offers 1st mover advantage exists in BT market as rate of growth in non profitable “Quarantiners” (customers who only shift balances and don’t transact) continues to increase BT is not a permanently embedded feature in card products - it is used as a strategic marketing offering Low Rate cards are profitable (indexed annual EVA^) Low rate cards value accretive Months on Book Index 0% BT offers enable ANZ to capture larger interest-earning balances (Interest Earning Balance per Account) Int. Earning Balance greater after 6 months Months on Book Bad rate Low rate customer credit quality improved (Bad customers* as % of total accounts) *Bad customers are defined as 90+ days past due, including write-offs Pre 0% BT Post 0% BT *Indexed EVA for FY05 0 50 100 150 200 250 300 350 0 2 4 6 8 10 12 14 16 18 0% BT Non 0% BT 80 100 Proprietary & Rewards Low Rate 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 1 2 3 4 5 6 7 8 9 10 11 12

A good track record of successful Alliance relationships in Australia and overseas ANZ and Aussie Partnership model focussed on alignment of interests Co-brand Partnerships (Qantas, Telstra) ANZ, Qantas & Telstra jointly launched the Qantas Telstra Visa Card Back-to-back winner of the prestigious International Freddy Award for the best frequent flyer card in the world ANZ Frequent Flyer range of cards. Co-brand Partnerships (Diners Club International) Diners Club International partnership to address interchange reform Asia Cards joint ventures in Indonesia, Philippines & Vietnam 85% shareholding in ANZ Panin Bank Metrobank Card Corporation joint venture with Metrobank Memorandum of Understanding to develop a credit card JV with Sacombank, the largest commercial joint-stock bank in Vietnam Corporate - ANZ and ING (ING Australia) joint venture offering a range of benefits for investors Strategic Agility

Continually delivering above peers on product and service excellence ANZ Consumer Cards remains at top of other majors in customer satisfaction Award winning customer service capabilities Source: ‘ANZ Customer and Competitor Satisfaction Survey’ conducted by Robert's Research and Intuitive Solutions. Score Customer Experience 6.5 7.0 7.5 8.0 8.5 Sep-01 Sep-02 Sep-03 Sep-04 Sep-05 Sep-06 ANZ Bank 1 Bank 2 Bank 3

ANZ is committed to financial literacy Financial literacy and matched savings program: ANZ matches $1 for every $1 saved by eligible participants ($1000 cap) encourages those on low incomes to build financial skills and establish a savings ‘habit’ Independent adult financial education program delivered by financial counsellors and community educators We continue to invest in community programs and work with community partners aimed at improving the financial literacy of Australians A financial inclusion program for Indigenous communities Aims to build financial literacy, budgeting, bill paying and savings skills Delivered by trained local Indigenous people Tailored to the needs of people on low incomes currently using ‘payday lenders’ and other fringe credit providers Customer Experience Progress Loans

Consumer Finance is at the forefront of Responsible Lending ANZ Customer Charter includes new ‘responsible lending promises’ to prevent credit limit increase (CLI) Enhanced filtering process excludes CLI offers to recent “poor” credit performers A second behavioural scoring filter eliminates CLI offers to customers with “unreliable” credit history over a longer period Behavioural scoring tool has effectively reduced the pool of customers to whom ANZ would have otherwise issued a CLI offer by 11% ANZ’s performance is independently audited and reported each year - the only Australian bank to commit to formal, public, auditable responsible lending promises Program will extend to all areas of ANZ Personal division What are we doing? Promoting responsible lending practices to ANZ customers with poor recent credit performance or on income support Customer Experience

A strong emphasis on staff, lead by a highly engaged management team Destructive Zone Serious Zone 25% 0% 60% 40% ANZ 60% High Performance/ Best Employer Zone Indifferent Zone 2006 ANZ Staff engagement results Financial Services Benchmark 51% People & Culture Most engaged workforce of major Australian companies 100% Consumer Cards Mgt 79% ANZ Consumer Finance employee value proposition Be the Best Market Leader, Deliver Results, Dynamic, Alive, Informed, Achieve Be Inspired Career, Leadership, Culture, Environment, Balance Be Responsible Customer, Community, Diversity

44% 46% 52% Executives Senior Management Management Consumer Finance People and cultural values upheld through flexibility and diversity Flexible work arrangements supported in Consumer Finance Women are well represented in management (% of women in management roles in consumer Finance) 24% of staff are on part time contracts 23% have utilised carers leave 19% of staff have utilised leave without pay (<6mths) Other flexible leave utilised includes; Parental Leave Career break Study leave Flexible work hours ANZ recognised as an Employer of Choice for Women 5th consecutive citation and one of only 131 organisations People & Culture * Figures are at 30 September and include Australia and New Zealand only Group Average

Credit Quality

*Consumer includes Retail, Rural and Asset Finance businesses Commercial includes Institutional Division, NZ Corporate & Commercial and Business Banking businesses $m ?? Consumer: Key Drivers Continued growth in the portfolio Change in portfolio mix from growth in unsecured products - low rate cards Impact on servicing capacity – interest rates, oil price Rising bankruptcies Slight reduction in recovery rates - motor vehicles and unsecured debt We said back in October it was hard to see credit quality getting better! Individual Provisions at unsustainably low levels 0 100 200 300 400 500 600 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 Consumer Ind Provisions* Commercial Ind Provisions*

In theory credit card losses result from four key drivers aside from outstandings growth, the economic cycle & collections activity ¹Age of accounts: Credit costs generally peak around 18 to 24 months after an account is opened 1 2 ¹Cut-off scores/credit policy are set to maximise risk adjusted revenue (RAR) 3 Different products attract customers of different credit quality (60+days arrears) Note: Inherent credit card losses are in turn inflated/deflated by the economic cycle and the effectiveness of collections activity. 4 Source and channel: Existing customers have lower losses than new customers Branch-originated accounts have lower losses than phone and internet-originated accounts 50 100 100 Annual growth 5.5 4 1 Net Losses 2% 3% 1% 2.2%* 2.0% 1.0% Net Losses % O/S 2 - - Year 3+ Loss 3 3 - Year 2 Loss 0.5 1 1 Year 1 Loss 250 200 100 Outstandings ($m) Yr 3+ Yr 2 Yr 1 Illustrative Illustrative Illustrative Sep-03 Sep-04 Sep-05 Sep-06 Low Rate Loyalty Proprietary Portfolio Year 1 Year 2 Year 3 Year 4+ Write-offs % Outstandings Revolver - Higher Credit Costs Medium Credit Costs Transactor - Low Credit Costs

ANZ losses largely driven by product mix shift and portfolio ‘seasoning’ Increased credit card loss growth due to: Strategic shift to higher-revolving, low rate products Portfolio seasoning – losses peak at ~ 18 to 24 months Loss rates are tracking in line with business case expectations Highest rate of growth in Low Rate cards (% growth in Outstandings) Index Loss rates will increase as low rate balances ‘season’ (Loss Rates by Vintage by Product Index YR1 = 100) YR 4+ YR 1 YR 2 YR 3 Two thirds of portfolio seasoned beyond high risk vintages (% Ave. Total O/S Balances)* * As at 30 September 2006 64% 57% 52% 30% 26% 24% 6% 17% 24% FY04 FY05 FY06 Loyalty Proprietary Low Rate 0 200 400 600 800 YR1 YR2 YR3 YR4+ Low Rate Proprietary Loyalty 8% 11% 14% 67%

 Historic cards loss rates managed within acceptable levels (index Jul-92 = 100) Consumer Finance Individual Provisions are highly predictable Losses are closely monitored against expectations – both loss rates and timing of loss Credit policy & scorecards are regularly reviewed to manage lending decisions and loss expectations Collections capabilities key contributor to managing loss rates Loss rates have historically remained at acceptable levels Lending criteria tightening following early 90’s recession Consumer Cards losses highly predictable Actual v Forecast Individual Provisions (Index Forecast FY05 = 100) Index Index 0 20 40 60 80 100 120 140 FY05 FY06 Forecast Actual 0 20 40 60 80 100 120 92 94 96 98 00 02 04 06 which are highly predictable

Drivers of higher IPs in 2007 mainly structural in nature, underlying credit quality still solid 2006 IP Seasoning impact & mix Underlying Risk change Underlying change Impact of higher bankrupt. Credit & collection initiatives Potential 2007 IP outcome Seasoning/Mix impact the primary driver of higher IPs Underlying risk change neutral Potential drivers of Individual Provisions for Australian Credit Cards ?

No material adverse trends in underlying arrears rates Short term arrears impacted by seasonality; Long term rates remain stable (% arrears to outstandings) Short term arrears rates (30+ days past due) impacted by: Seasonality Portfolio mix Long term arrears rates (90+ days past due) remain stable, with good improvement in Personal Loans Anticipate an increase in long term rates as a result of product mix shift to Low Rate cards Arrears by cards product remain within expectations (>60 day arrears to outstandings) No material shift in product arrears Low Rate arrears and loss rates tracking in line with expectations 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Cards 30+ dpd Cards 90+ dpd Personal Loans 30+ dpd Personal Loans 90+ dpd 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Low Rate Loyalty Proprietary

Bankruptcies continue to increase Bankruptcies/debt agreements continuing to rise* (Aust. Non Business Bankruptcies and Debt Agreements) *Source – ITSA, The Insolvency Service (UK Jun-06 quarter data not released) (Personal bankruptcies and debt agreements, quarterly data yoy growth) Bankruptcies hard to detect and predict ANZ bankruptcies increasing in line with market trends Whilst number of bankruptcies are increasing, value not a material driver of increased provision charge Aust trend 0 2,000 4,000 6,000 8,000 Dec-03 Dec-04 Dec-05 Dec-06 Bankruptcies Debt Agreements -20% 0% 20% 40% 60% 80% Mar- 05 Jun- 05 Sep- 05 Dec- 05 Mar- 06 Jun- 06 Sep- 06 Dec- 06 UK Aust rate of growth remains well below UK*

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.com or contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4091 e-mail: higgins@anz.com

Media Release	Corporate Communications 100 Queen Street Melbourne Vic 3000 www.anz.com

For Release: 9 March 2007

ANZ Takeover Bid for E*TRADE Australia —
Condition Satisfied

ANZ today announced the condition of its takeover bid for E*TRADE Australia Limited set out in clause 5.1(c) (ii) of the Bidder’s Statement lodged on 2 March 2007, that E*TRADE Financial Corporation waive its right to terminate the Services and Licence Agreement with E*TRADE Australia without cause, has been satisfied.

A formal notice to this effect is attached.

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel: 0409-655 550
Email: paul.edwards@anz.com

NOTICE UNDER SECTION 630(4)

OF THE CORPORATIONS ACT 2001 (Cth)

TO:	ETRADE Australia Limited
AND TO:	ASX Limited

Takeover Bid by ANZ Online Holdings Pty Limited (ANZ Online) for ETRADE Australia Limited (E*TRADE)

ANZ Online GIVES NOTICE under section 630(4) of the Corporations Act 2001 (Cth) that on 9 March 2007 the condition set out in clause 5.1(c)(ii) of the offers to be made by ANZ Online pursuant to its takeover bid for all of the ordinary shares in E*TRADE was fulfilled. (This condition relates to E*TRADE Financial Corporation (formerly E*TRADE Group Inc) waiving its right to terminate the Service and License Agreement dated 1 January 2002 between E*TRADE Financial Corporation, ETRADE Australia Securities Limited and ETRADE Australia Limited without cause.) The offers are now free of that condition.

DATED 9 March 2007

ON BEHALF OF,
ANZ ONLINE HOLDINGS PTY LIMITED (ACN 124 093 625)

David Valentine
Director

Media Release	Corporate Communications 100 Queen Street Melbourne Vic 3000 www.anz.com

For Release: 14 March 2007

ANZ Takeover Bid for E*TRADE Australia —
Dispatch of Bidder’s Statement

ANZ today announced it has mailed its Bidder’s Statement to E*TRADE Australia shareholders.

Key dates for the offer contained in the Bidder’s Statement are:

Date of offer:	14 March 2007
Closing date of offer:	7.00pm (Melbourne time) on 18 April 2007, unless extended.

A copy of the Bidder’s Statement as sent to E*TRADE Australia shareholders is available from ANZ’s website www.anz.com.

For media enquiries contact:
Paul Edwards
Head of Corporate Communications
Tel: 0409-655 550
Email: paul.edwards@anz.com

CORPORATIONS ACT 2001 (Cth)
SECTION 633(1), ITEMS 7,8 and 9

NOTICE THAT TAKEOVER OFFERS

HAVE BEEN SENT TO SHAREHOLDERS

To:	ETRADE Australia Limited

Australian Securities and Investments Commission

ASX Limited

TAKE NOTICE that the bidder’s statement given to ETRADE Australia Limited (E*TRADE) by ANZ Online Holdings Pty Limited (ANZ Online) on 2 March 2007, containing an offer by ANZ Online for all of the ordinary shares in E*TRADE, has today been sent as required by item 6 of section 633(1) of the Corporations Act 2001 (Cth), together with the additional information required by ASIC class order 01/1543. The offer is dated 14 March 2007.

A copy of the bidder’s statement containing the offer as so sent is attached to this notice.

DATED 14 March 2007

Director
ANZ Online Holdings Pty Limited
(ACN 124 093 625)

ANZ Online Holdings Pty Limited ACN 124 093 625 a subsidiary of Australia and New Zealand Banking Group Limited ABN 11 005 357 522	Please return completed form to: Computershare Investor Services Pty Limited GPO Box 52 Melbourne Victoria 8060 Australia Enquiries (within Australia) 1300 301 126 (outside Australia) 61 2 9936 1977

000001 000	Securityholder Reference Number (SRN)
ANZ
MR JOHN SMITH 1 FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030
	I 1234567890	I N D
Use a black pen. Print in CAPITAL letters inside the grey areas	---------

Transfer and Acceptance Form - ANZ’s Offer for your E*TRADE Shares

This is an important document and requires your immediate attention. You should read the Bidder’s Statement which accompanies this Transfer and Acceptance Form. Capitalised terms used in this Transfer and Acceptance Form have the same meaning as in the Bidder’s Statement unless otherwise defined or the context indicates otherwise. If you are in doubt about how to deal with it, please consult your financial or other professional advisor.

Use this form to accept ANZ’s Offer for your E*TRADE Shares

Consideration
The consideration applicable under the terms of this Offer

What ANZ Online is offering to buy

ANZ Online is offering to buy all of your E*TRADE Shares on the terms set out in the attached Bidder’s Statement.

What you will receive if you accept the Offer
If you accept the Offer you will, subject to the satisfaction or waiver of the conditions of the Offer, receive $4.05 cash for each of your E*TRADE Shares.

No brokerage on acceptances

You will not pay brokerage if you accept the Offer.

Securityholder details
Subregister	Issuer/CHESS

Your holding in E*TRADE Shares as at 6 March 2007	123456789012

Cash consideration payable to you at A$4.05 per share	$000.00

To be completed by Securityholder

You will be deemed to have accepted the Offer in respect of all your E*TRADE Shares as at the time your acceptance is processed, if you sign and return the form.

If you hold your E*TRADE Shares in a CHESS holding (see “subregister” above), to accept the Offer you can either:

•      Instruct your Controlling Participant directly - normally your stockbroker

        or

•      Authorise ANZ Online to contact your Controlling Participant on your behalf, which you can do by signing and returning the form. By signing and returning the form you will be deemed to have authorised ANZ Online to contact your Controlling Participant directly via the CHESS system.

Contact details
Please provide your contact details in case we need to speak to you about this form.
Name of contact person	Contact Person’s daytime telephone number

Sign here - this section must be signed before we can process this form.

I/We accept the Offer made by ANZ Online in respect of the E*TRADE Shares that I/we hold and I/we agree to be bound by the terms and conditions of the Offer (including the instructions as to acceptance of the Offer on the back of this form) and transfer all of my/our E*TRADE Shares to ANZ Online for the above consideration.

Individual or Securityholder 1	Individual or Securityholder 2	Individual or Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary
The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.
See back of form for completion guidelines
ETR_ T K O	1TKA C	<Broker PID>	033207_00M70B

How to complete this form

Acceptance of the takeover offer

Registration Details	Contact details
The E*TRADE Shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the E*TRADE Australia register.	Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a regarding this form.

If you have already sold all your E*TRADE Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.	Signature(s) You must sign the form as follows in the space provided:

Consideration

The cash consideration payable under the Offer is A$4.05  per E*TRADE Share.

How to accept the Offer

If your E*TRADE Shares are held in an issuer sponsored holding, simply complete and return this form to the ANZ Online registry so that it is received by no later than 7.00pm Melbourne time on 18 April 2007, unless extended.

If your E*TRADE Shares are in a CHESS holding, you may contact your Controlling Participant directly (normally your stockbroker) with instructions to accept the offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want ANZ Online to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the ANZ Online registry so that it is received no later than 7.00pm Melbourne time on 18 April 2007 unless extended.

If you sign and return this Transfer and Acceptance Form to the registry either in respect of an issuer sponsored holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to ANZ Online (and authorise ANZ Online to warrant on your behalf) that you have full legal and beneficial ownership of the E*TRADE Shares and that ANZ Online will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither ANZ Online or Computershare Investor Services Pty Limited (‘CIS’) will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the offer on your behalf before the Offer Period ends.

Joint holding: Power of Attorney Deceased Estate: Companies:

where the holding is in more than one name all of the securityholders must sign.

to sign under the Power of Attorney, you must have already lodged the Power of Attorney with the ANZ Online registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

all executors must sign and a certified copy of Probate or Letters of Administration must accompany this form.

this form must be signed by either two Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Melbourne office of CIS by no later than 7.00pm Melbourne time on 18 April 2007. Return this Transfer and Acceptance Form to:

Postal Address:	OR	Hand Delivery:
Computershare Investor Services Pty Limited		Computershare Investor Services Pty Limited
GPO Box 52		Yarra Falls
MELBOURNE VIC 8060		452 Johnston Street
ABBOTSFORD VIC 3067

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers (“the issuer”), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning ANZ’s Offer please contact ANZ’s Offer Information Line on 1300 301 126.

For legal reasons, all calls to this number will be recorded.

Please note this form may not be used to change your address.

Please return the completed form in the envelope provided or to the address opposite:	Computershare Investor Services Pty Limited GPO Box 52 Melbourne Victoria 8060 Australia

RECOMMENDED CASH OFFER

by

ANZ Online Holdings Pty Limited
ACN 124 093 625

a wholly-owned subsidiary of

Australia and New Zealand Banking
Group Limited
ABN 11 005 357 522

to acquire all of your shares in

ETRADE Australia Limited
ABN 12 003 042 082

for

$4.05 CASH

per share

This is an important document and requires your immediate attention.  If you are in doubt as to how to deal with it please consult your financial or other professional adviser.

[inside front cover]

IMPORTANT INFORMATION

Bidder’s Statement

Important dates

Bidder’s Statement lodged with ASIC	2 March 2007

Offer opens (date of offer)	14 March 2007

Offer closes (unless extended)	7:00pm (Melbourne time) on 18 April 2007

This Bidder’s Statement is dated 2 March 2007.

This Bidder’s Statement is given by ANZ Online Holdings Pty Limited ACN 124 093 625 to ETRADE Australia Limited ABN 12 003 042 082 under Part 6.5 of the Corporations Act.  This Bidder’s Statement includes an Offer dated 14 March 2007 to acquire your E*TRADE Shares and also sets out certain disclosures required by the Corporations Act.

A copy of this Bidder’s Statement was lodged with the Australian Securities and Investments Commission (ASIC) on 2 March 2007.  ASIC takes no responsibility for the contents of this Bidder’s Statement.

A number of defined terms are used in this Bidder’s Statement.  These terms are defined in Part 8.

Investment decisions

This document does not take into account the investment objectives, financial situation or particular needs of any person.  Before deciding whether or not to accept the offer you may wish to seek independent financial and taxation advice.

Forward looking statements

This document contains forward looking statements. Forward looking statements are not based on historical facts, but are based on current expectations of future results or events. These forward looking statements are subject to risks, uncertainties and assumptions which could cause actual results or events to differ materially from the expectations described in such forward looking statements. While ANZ and ANZ Online believe that the expectations reflected in the forward looking statements in this document are reasonable, no assurance can be given that such expectations will prove to be correct.   Matters as yet not known to ANZ and ANZ Online or not currently considered material by ANZ or ANZ Online may cause actual results or events to be materially different from those expressed, implied or projected in any forward looking statements.  Any forward looking statement contained in this document is qualified by this cautionary statement.

Financial Adviser	Legal Adviser

CARNEGIE, WYLIE & COMPANY	BLAKE DAWSON WALDRON
L A W Y E R S

[ANZ Letterhead]

14 March 2007

Recommended Cash Offer For Your E*TRADE Shares

Dear E*TRADE Australia shareholder,

I am pleased to present you with this Offer to acquire all your shares in E*TRADE Australia for $4.05 per share.

The independent directors of E*TRADE Australia (Kerry Roxburgh, Brett Spork, Jim Dominguez and Ian Hunter) have said they will unanimously recommend that E*TRADE Australia shareholders accept the Offer, and that they intend to accept this Offer for their own holdings of E*TRADE Australia, in the absence of a superior proposal and subject to an independent expert concluding that the Offer is fair and reasonable.(1)

Benefits of the Offer

ANZ’s Offer provides very attractive value for your investment in E*TRADE Australia. The Offer represents:

•                                          a 25.5% premium to the three month volume weighted average price of E*TRADE Australia shares prior to the announcement of the Offer on 19 February 2007; and

•                                          a 39.4% premium to the three month volume weighted average price of E*TRADE Australia shares before recent press speculation of a possible takeover.(2)

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding accumulated as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.

ANZ believes that E*TRADE Australia’s business would benefit from additional management and operational expertise and support to consolidate and build on its recent growth.  ANZ can provide this.

How to accept the Offer

The Offer is scheduled to close at 7:00pm (Melbourne time) on 18 April 2007.

To accept this Offer please follow the instructions on the enclosed Transfer and Acceptance Form. If you have any questions in relation to the Offer, please contact ANZ’s Offer Information Line on

(1) ASX announcement by E*TRADE Australia of 19 February 2007

(2) “E*TRADE boss's unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14

1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday)(3), or visit ANZ’s website at www.anz.com.

I encourage you to consider this document carefully and accept ANZ’s Offer.

Yours faithfully

Brian Hartzer
Group Managing Director, Personal Division
Australia and New Zealand Banking Group Limited

(3) As required by the Corporations Act, all calls will be recorded, indexed and stored.

ii

CONTENTS

PART 1 – SUMMARY OF THE OFFER
PART 2 – WHY YOU SHOULD ACCEPT THE OFFER
PART 3 – FREQUENTLY ASKED QUESTIONS
PART 4 – THE OFFER TERMS
1.	THE OFFER
2.	OFFER PERIOD
3.	HOW TO ACCEPT THIS OFFER
4.	YOUR AGREEMENT RESULTING FROM ACCEPTANCE
5.	DEFEATING CONDITIONS
6.	PAYMENT OF CONSIDERATION
7.	OFFEREES
8.	VARIATION AND WITHDRAWAL OF OFFER
9.	GOVERNING LAW
PART 5 – INFORMATION ABOUT ANZ, ITS INTENTIONS CONCERNING E*TRADE AUSTRALIA AND ITS
SOURCES OF CASH CONSIDERATION
10.	IDENTITY OF ANZ
11.	REASONS FOR THE ACQUISITION
12.	ANZ’S INTENTIONS
13.	SOURCES OF CASH CONSIDERATION
PART 6 – AUSTRALIAN TAX CONSIDERATIONS
14.	TAXATION CONSIDERATIONS
PART 7 – ADDITIONAL INFORMATION
15.	INFORMATION ON SECURITIES IN E*TRADE AUSTRALIA
16.	OTHER MATERIAL INFORMATION
17.	OTHER MATTERS
PART 8 – DEFINITIONS AND INTERPRETATION
18.	DEFINITIONS
19.	INTERPRETATION

PART 1 – SUMMARY OF THE OFFER

The Offer	ANZ Online offers to acquire all of your E*TRADE Shares for $4.05 cash per share.

Payment Terms

If you accept the Offer, ANZ Online will pay you $4.05 cash for each of your E*TRADE Shares by the earlier of:

•       one month after the day both of the following apply:

•    you have validly accepted the Offer; and

•    the Offer has become unconditional;

•       21 days after the end of the Offer Period, provided that the Offer has become unconditional.

Closing date	Unless withdrawn or extended the Offer is open until 7:00pm Melbourne time on 18 April 2007.

Conditions	The Offer is subject to the conditions set out in clause 5.1 of this Bidder’s Statement.

How to accept	CHESS Holdings

Instruct your Controlling Participant (usually your broker) to accept the Offer for you or you may complete, sign and return the Transfer and Acceptance Form.

Issuer Sponsored Holdings and other holdings

Complete, sign and return the Transfer and Acceptance Form.

No brokerage	You will not pay any brokerage on accepting the Offer.

Further information	Please call 1300 301 126 within Australia (or +61 2 9936 1977 outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday)(4) or visit ANZ’s website at www.anz.com.

(4) As required by the Corporations Act, all calls will be recorded, indexed and stored.

PART 2 – WHY YOU SHOULD ACCEPT THE OFFER

1	UNANIMOUS RECOMMENDATION BY E*TRADE INDEPENDENT DIRECTORS	☒

2	YOU WILL RECEIVE A SIGNIFICANT PREMIUM FOR YOUR E*TRADE SHARES OVER THE PRE-ANNOUNCEMENT SHARE PRICE	☒

3	YOU WILL RECEIVE SUBSTANTIAL VALUE FOR YOUR E*TRADE SHARES	☒

4	E*TRADE AUSTRALIA WOULD BENEFIT FROM ADDITIONAL MANAGEMENT AND OPERATIONAL SUPPORT FOR FUTURE GROWTH	☒

5	IN THE ABSENCE OF ANZ’s OFFER, THE E*TRADE SHARE PRICE IS LIKELY TO FALL	☒

6	YOU WILL NOT INCUR ANY BROKERAGE BY ACCEPTING THE OFFER	☒

1)                                     UNANIMOUS RECOMMENDATION BY E*TRADE INDEPENDENT DIRECTORS

A committee of independent directors of E*TRADE Australia(5) unanimously recommend that you accept the Offer in the absence of a superior proposal and subject to an independent expert concluding that the offer is fair and reasonable.

Each of these independent directors has said that he intends to accept this Offer for his own holdings of E*TRADE Shares on that basis.(6)

On 19 February 2007, E*TRADE Australia’s Chairman, Mr Kerry Roxburgh said:

“Given the offer’s premium to E*TRADE Australia’s share price and particularly relative to historic share prices, it is a compelling offer. The committee of independent directors have concluded it is in the best interests of all shareholders and are pleased for shareholders to consider it.”

(5) The committee of independent directors of E*TRADE Australia comprises Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.  The committee excludes John Harries and Geoff Cohen who were nominated to the E*TRADE Australia board by ANZ and are executives of ANZ, and Jarrett Lilien who was nominated by E*TRADE Financial Corporation.

(6) E*TRADE Australia’s announcement to ASX dated 19 February 2007.

“Based on the great success we have already realised from our alliance, the integration of E*TRADE Australia and ANZ is a logical next step.”(7)

2)                                     YOU WILL RECEIVE A SIGNIFICANT PREMIUM FOR YOUR E*TRADE SHARES OVER THE PRE-ANNOUNCEMENT SHARE PRICE

The $4.05 Offer price is well above where E*TRADE Shares have traded over the three years prior to the announcement of ANZ’s Offer.(8)

E*TRADE Australia Three Year Share Price History Prior to Announcement

(7) E*TRADE Australia’s announcement to ASX dated 19 February 2007.

(8) The Offer was announced on 19 February 2007.

(9) Street Talk, Australian Financial Review, 2 November 2006, page 28.

(10) “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

The $4.05 Offer price also represents a significant premium to the prices at which E*TRADE Shares have traded over the six months prior to the Offer announcement, notwithstanding that E*TRADE Shares have appreciated 63.0% during this time:

•                                          43.2% premium to the six month VWAP prior to announcement(11) (54.6% premium to the six month VWAP prior to speculation(12));

•                                          25.5% premium to the three month VWAP prior to announcement (39.4% premium to the three month VWAP prior to speculation); and

•                                          17.0% premium to the one month VWAP prior to announcement (30.2% premium to the one month VWAP prior to speculation).

Significant Offer Premium (11), (12)

(11) Pre-announcement VWAP calculated up until 16 February 2007, the last trading day prior to announcement on 19 February 2007.

(12) Pre-speculation VWAP calculated up until 15 January 2007, the last trading day prior to press takeover speculation as reported in “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

3)                                     YOU WILL RECEIVE SUBSTANTIAL VALUE FOR YOUR E*TRADE SHARES

The $4.05 Offer represents a significant Price/Earnings (P/E) multiple of E*TRADE Australia’s earnings:

•                                          17.0x E*TRADE Australia’s Basic Earnings Per Share (EPS) for the 12 months ended 31 December 2006, excluding non-recurring items;(13) and

•                                          24.5x E*TRADE Australia’s EPS for the 12 months ended 31 December 2006, excluding non-recurring items and normalised to allow for the corporate tax rate.(14)

The relative P/E multiples implied by ANZ’s Offer of $4.05 per share illustrate that shareholders will receive full value for their investment in E*TRADE Australia.(15)  This is further emphasised when an adjustment is made to take account of the full corporate tax rate to which E*TRADE Australia is likely to be subject once tax losses have been fully utilised.

Relative P/E Multiples (13)(14)(15)

(13) Non-recurring items comprises a $3.6 million income tax benefit and $2.2 million of non-recurring costs for the six months ended 31 December 2006.

(14) E*TRADE Australia did not record any income tax expense for the year ended June 2006 due to accumulated tax losses. At 31 December 2006, E*TRADE Australia held a recognised deferred tax asset (DTA) of $3.8 million in respect of carry forward tax losses and net temporary differences.  To the extent DTA on tax losses are utilised in the second half of financial year 2007, that amount will be reduced in the full year ending 30 June 2007. The tax normalised 2006 P/E multiple is based on E*TRADE Australia’s net profit before tax (pre associates, amortisation and non-recurring items) for the 12 months ended 31 December 2006 of $24.2 million, taxed at 30%, plus associates (post tax) of $1.0 million, resulting in a tax normalised EPS of $0.17.

(15) P/E multiples based on share prices as at 16 February 2007. E*TRADE Financial Corporation EPS from 2006 annual report.  S&P/ASX 300 Index P/E multiple is based on the average of broker analyst aggregate index company earnings estimates that could be identified around the time of the announcement, and have been calendarised to 31 December 2006 year end.  Two broker analyst estimates have been used in the sample (dated 16 February 2007 and 19 February 2007 respectively), both of which infer P/E multiples of 16.0x.

4)                                     E*TRADE AUSTRALIA WOULD BENEFIT FROM ADDITIONAL MANAGEMENT AND OPERATIONAL SUPPORT FOR FUTURE GROWTH

ANZ believes E*TRADE Australia’s business would benefit from additional management and operational expertise and support to consolidate and build on its recent growth.  ANZ can provide this, particularly given its transaction processing expertise.

5)                                     IN THE ABSENCE OF ANZ’S OFFER, THE E*TRADE SHARE PRICE IS LIKELY TO FALL

E*TRADE Australia’s share price has increased materially in the period immediately prior to the announcement of ANZ’s Offer:

•                  More than 60% in the preceding six months; and

•                  10.8% from the date prior to speculation about a possible takeover of E*TRADE Australia reported in the press on 16 January 2007.(16)

Following the announcement of ANZ’s Offer, E*TRADE Shares have traded above the $4.05 Offer price.

E*TRADE Australia One Year Share Price History

(16) “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

(17) Street Talk, Australian Financial Review, 2 November 2006, page 28.

If ANZ’s Offer does not proceed, and no other offers are made for E*TRADE Shares, you will continue to own your E*TRADE Shares and, in ANZ’s view, it is likely that the trading price of E*TRADE Shares will fall.

ANZ currently holds a 34.2% shareholding in E*TRADE Australia and has strong links with E*TRADE Australia through customer relationships and its existing support for E*TRADE Australia’s margin lending and cash management operations.  No other party can acquire 100% of E*TRADE Australia without ANZ’s support.

6)                                     YOU WILL NOT INCUR ANY BROKERAGE BY ACCEPTING THE OFFER

E*TRADE Shareholders will not pay any brokerage charges (or GST on such brokerage charges) on accepting the Offer.

PART 3 – FREQUENTLY ASKED QUESTIONS

This section answers some commonly asked questions about the Offer. It is not intended to address all relevant issues for E*TRADE Australia shareholders. This section should be read together with all other parts of this Bidder’s Statement.

Question	Answer

What is the Bidder’s Statement?

The Bidder’s Statement was prepared by ANZ Online for distribution to E*TRADE Australia shareholders. It sets out the terms of ANZ’s Offer and information relating to ANZ’s Offer and the consideration you will receive.

The Bidder’s Statement is an important document. If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

Who is the Bidder?	The Bidder is ANZ Online Holdings Pty Limited, a wholly-owned subsidiary of ANZ.

Who is ANZ?

ANZ is one of four major Australian-based banking groups, and is headquartered in Melbourne.  ANZ conducts its operations primarily in Australia and New Zealand.  ANZ also operates across the Asian and Pacific regions, and in a number of other countries including the United Kingdom and the United States.

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding accumulated as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.

What is ANZ’s Offer for my E*TRADE Shares?	ANZ Online is offering $4.05 cash per share for all of your E*TRADE Shares.

What choices do I have as an E*TRADE Australia shareholder?

You have the following choices in respect of your E*TRADE Shares:

•      accept ANZ’s Offer of $4.05 per share; or

•      sell your shares on ASX (unless you have previously accepted ANZ’s Offer for your shares); or

•      do nothing.

Question	Answer

What are the committee of independent directors of E*TRADE Australia recommending?

The committee of independent directors of E*TRADE Australia recommends that you accept the Offer, in the absence of a superior proposal and subject to an independent expert concluding that ANZ’s Offer is fair and reasonable.  The committee of independent directors comprises Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.

Each of these directors has said that he intends to accept the Offer in respect of his E*TRADE Shares, in the absence of a superior proposal and subject to an independent expert concluding that ANZ’s Offer is fair and reasonable.

Why is an independent expert’s report required?

An independent expert’s report is required where a bidder is entitled to not less than 30% of the target company’s voting shares.

Due to ANZ’s existing 34.2% holding in E*TRADE Australia, an independent expert’s report must accompany E*TRADE Australia’s target’s statement.

When will E*TRADE Australia shareholders receive the independent expert’s report?

The independent expert’s report will accompany the target’s statement and be mailed to all E*TRADE Australia shareholders.  ANZ expects that you will receive the target’s statement within approximately two weeks after you receive this Offer.

How do I accept the Offer?	Details of how to accept the Offer are set out in clause 3 of the Bidder’s Statement.

Can I accept the Offer for part of my shareholding?	No. You cannot accept for part of your shareholding. You may only accept the Offer for all of your E*TRADE Shares.

When does the Offer close?	The Offer is scheduled to close at 7.00pm (Melbourne time) on 18 April 2007, unless extended. See clause 8 for details of the circumstances in which the Offer Period can be extended.

Will I pay brokerage if I accept the Offer?	No. However, you may incur brokerage costs and GST on those costs if you choose to sell your E*TRADE Shares on ASX.

Can I withdraw my acceptance?	Under the terms of the Offer, you cannot withdraw your acceptance unless a withdrawal right arises

Question	Answer

under the Corporations Act.

Such a withdrawal right will arise if, after you have accepted the Offer, ANZ Online varies the Offer in a way that postpones, for more than one month, the time when ANZ Online has to meet its obligations under the Offer, and the Offer is still conditional at that time.

When will I be paid if I accept the Offer?

If you accept the Offer, you will be paid your consideration on the earlier of:

•      one month after the later of the date you accept the Offer or the date that the Offer becomes or is declared unconditional; or

•      21 days after the end of the Offer Period, provided that the Offer has become unconditional.

However, there are certain exceptions to the above timetable for payment. See clause 6 of the Bidder’s Statement for further information.

What are the conditions to the Offer?	A full list of conditions is set out in clause 5 of the Bidder’s Statement.

What happens if the conditions of the Offer are not satisfied or waived?

If the conditions of the Offer are not satisfied or waived before the Offer closes, the Offer will lapse.

ANZ Online will make an announcement to ASX if the conditions of the Offer are satisfied or waived during the Offer Period.

Question	Answer

What happens if I do not accept the Offer?

Subject to what is stated below, you will remain the holder of your E*TRADE Shares if you do not accept the Offer.

If ANZ Online (and its associates) acquire 90% of E*TRADE Shares and the other conditions of the Offer are satisfied or waived, it intends to compulsorily acquire your E*TRADE Shares under the compulsory acquisition provisions of the Corporations Act.

Under compulsory acquisition, you will be provided the Offer consideration of $4.05 cash per E*TRADE Share at the conclusion of this process. You will receive the Offer consideration sooner if you accept the Offer during the Offer period.

Will E*TRADE Australia remain listed on ASX?

If ANZ Online (and its associates) acquire 90% or more of E*TRADE Shares before or at the end of the Offer Period and the other conditions of ANZ’s Offer are satisfied or waived, it intends to proceed to compulsory acquisition of the remaining E*TRADE Shares under the Corporations Act. E*TRADE Shares will then be removed from quotation on ASX and E*TRADE Australia will cease to be listed on ASX.

What are the tax implications of accepting the Offer?

A general outline of the tax implications of accepting the Offer for Australian resident E*TRADE Australia shareholders is set out in Part 6 of this Bidder’s Statement.

As the outline is a general guide only, shareholders are encouraged to seek their own specific professional advice as to the taxation implications applicable to their circumstances.

Is there a number that I can call if I have further queries in relation to the Offer?

You can call ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between 9:00am and 5:00pm (Melbourne time), Monday to Friday.

As required by the Corporations Act, all calls to ANZ’s Offer Information Line will be recorded.

PART 4 – THE OFFER TERMS

1.                                       THE OFFER

ANZ Online offers to acquire all of your E*TRADE Shares for $4.05 cash per share, on the terms set out in this Offer.

2.                                       OFFER PERIOD

Unless withdrawn or extended under clause 8, this Offer is open during the period that begins on the date of this Offer and ends at 7:00pm Melbourne time on 18 April 2007.

If, within the last seven days of the Offer Period:

(a)                                  ANZ Online varies the Offers to improve the consideration offered;

(b)                                 the consideration is taken to be increased under section 651A(2) of the Corporations Act because ANZ Online purchases E*TRADE Shares outside the Takeover Bid for a cash price higher than the consideration offered; or

(c)                                  ANZ Online’s voting power in E*TRADE Australia increases to more than 50%,

section 624(2) of the Corporations Act will apply to extend the Offer Period so that it ends 14 days after that event.

3.                                       HOW TO ACCEPT THIS OFFER

3.1                                 Offer for all your E*TRADE Shares

You may only accept this Offer for all your E*TRADE Shares.

3.2                                CHESS Holdings

If your E*TRADE Shares are in a CHESS Holding you must either:

(a)                                  instruct your Controlling Participant (usually your broker) to initiate acceptance on your behalf under rule 14.14 of the ASTC Settlement Rules, so as to be effective before the end of the Offer Period; or

(b)                                 complete and sign the Transfer and Acceptance Form in accordance with the instructions on it and return the Transfer and Acceptance Form together with all other documents required by the instructions on it to the address specified on the form.  This will authorise ANZ Online to instruct your Controlling Participant (usually your broker) to initiate acceptance of this Offer on your behalf.  For return of the Transfer and Acceptance Form to be an effective acceptance of the Offer, you must ensure it is received by ANZ Online in time for ANZ Online to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

If you are a Participant, you must initiate acceptance of this Offer under rule 14.14 of the ASTC Settlement Rules, so as to be effective before the end of the Offer Period.

3.3                                Issuer Sponsored Holdings and other holdings

If your E*TRADE Shares are held on E*TRADE Australia’s issuer sponsored subregister, or if at the time of your acceptance you are entitled to be registered as the holder, or are otherwise able to give good title, to accept this Offer you must:

(a)                                  complete and sign the Transfer and Acceptance Form in accordance with the instructions on it; and

(b)                                 return the Transfer and Acceptance Form together with all other documents required by the instructions on it to the address specified on the form so that they are received before the end of the Offer Period.

3.4                                 Foreign Laws

This Offer is not registered in any jurisdiction outside Australia (unless an applicable Foreign Law treats it as registered as a result of the Bidder’s Statement being lodged with ASIC).  It is your sole responsibility to satisfy yourself that you are permitted by any Foreign Law applicable to you to accept this Offer.

4.                                       YOUR AGREEMENT RESULTING FROM ACCEPTANCE

4.1                                Effect of Transfer and Acceptance Form

By signing and returning the Transfer and Acceptance Form in accordance with clause 3, you:

(a)                                  authorise ANZ Online and each of its officers and agents to correct any errors in, or omissions from, the Transfer and Acceptance Form necessary to:

(i)            make it an effective acceptance of this Offer for your E*TRADE Shares which are not in a CHESS Holding; and

(ii)           enable the transfer of your E*TRADE Shares to ANZ Online; and

(b)                                 if any of your E*TRADE Shares are in a CHESS Holding, authorise ANZ Online to:

(i)            instruct your Controlling Participant to effect your acceptance of this Offer for those E*TRADE Shares under rule 14.14 of the ASTC Settlement Rules; and

(ii)           give to your Controlling Participant on your behalf any other instructions in relation to those E*TRADE Shares which are contemplated by the sponsorship agreement between you and your Controlling Participant and are necessary or appropriate to facilitate your acceptance of this Offer.

4.2                                 Your agreement

By signing and returning the Transfer and Acceptance Form or initiating or causing acceptance of this Offer under the ASTC Settlement Rules in accordance with clause 3:

(a)                                  you accept this Offer in respect of all of your E*TRADE Shares registered as held by you at the date your acceptance is processed (despite any difference between that number and the number of E*TRADE Shares specified in the Transfer and Acceptance Form);

(b)                                 you represent and warrant to ANZ Online that all your E*TRADE Shares will at the time of your acceptance of this Offer and of transfer to ANZ Online be fully paid up and that ANZ Online will acquire good title to and beneficial ownership of them free from Encumbrances;

(c)                                  you transfer, or consent to the transfer in accordance with the ASTC Settlement Rules of, your E*TRADE Shares to ANZ Online subject to the conditions of the constitution of E*TRADE Australia on which they were held immediately before your acceptance of this Offer (and ANZ Online agrees to take those E*TRADE Shares subject to those conditions);

(d)                                 if and when the contract resulting from your acceptance of this Offer becomes unconditional, you irrevocably appoint ANZ Online and each director of, and any nominee of, ANZ Online as your attorney to:

(i)            attend and vote in respect of your E*TRADE Shares at all general meetings of E*TRADE Australia; and

(ii)           execute all forms, notices, documents (including a document appointing a director of ANZ Online as a proxy for any of your E*TRADE Shares) and resolutions relating to your E*TRADE Shares and generally to exercise all powers and rights which you have as the registered holder of your E*TRADE Shares;

(e)                                  you agree that in exercising the powers conferred by the power of attorney in clause 4.2(d), ANZ Online and each of its directors and its nominee is entitled to act in the interests of ANZ Online;

(f)                                    you agree not to attend or vote in person at any general meeting of E*TRADE Australia or to exercise, or to purport to exercise, (in person, by proxy or otherwise) any of the powers conferred on the directors of ANZ Online by clause 4.2(d);

(g)                                 if and when the contract resulting from your acceptance of this Offer becomes unconditional (even though ANZ Online has not yet paid or provided the consideration due to you), you authorise ANZ Online to transmit a message to ASTC in accordance with rule 14.17.1 of the ASTC Settlement Rules so as to enter those of your E*TRADE Shares which are in a CHESS Holding into ANZ Online’s Takeover Transferee Holding; and

(h)                                 you agree to indemnify ANZ Online (and each of its directors, officers and agents) in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number (or HIN) or Securityholder Reference Number (or SRN) or in consequence of the transfer of your E*TRADE Shares being registered by ANZ Online without production of your Holder Identification Number or Securityholder Reference Number.

4.3                                Powers of attorney

If the Transfer and Acceptance Form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power and is empowered to delegate powers under the power of attorney under clause 4.1 and paragraphs (d) and (g) of clause 4.2.

4.4                                Validation of otherwise ineffective acceptances

Except for E*TRADE Shares in a CHESS Holding, ANZ Online may treat the receipt by it of a signed Transfer and Acceptance Form as a valid acceptance of this Offer even though it does not receive the other documents required by the instructions on the Transfer and Acceptance Form or there is not compliance with any one or more of the other requirements for acceptance.  If ANZ Online does treat such a Transfer and Acceptance Form as valid, subject to clause 6, ANZ Online will not be obliged to give the consideration to you until ANZ Online receives all those documents and all of the requirements for acceptance referred to in clause 3.3 and in the Transfer and Acceptance Form have been met.

5.                                       DEFEATING CONDITIONS

5.1                                Defeating Conditions of this Offer

This Offer and the contract resulting from acceptance of this Offer are subject to the fulfilment of the following Defeating Conditions:

(a)                                  Minimum acceptance condition

During, or at the end of, the Offer Period, the number of E*TRADE Shares in which ANZ Online and its associates together have relevant interests (disregarding any relevant interest that ANZ Online has merely because of the operation of section 608(3) of the Corporations Act) is at least 90% of all the E*TRADE Shares (even if that number later becomes less than 90% of all the E*TRADE Shares as a result of the issue of further E*TRADE Shares).

(b)                                 No action by Public Authority adversely affecting ANZ’s Offer

During the period from and including the Announcement Date to the end of the Offer Period:

(i)                                     there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii)                                  no action or investigation is instituted, or threatened by any Public Authority; and

(iii)                               no application is made to any Public Authority (other than an application by ANZ Online or any company within the ANZ Group),

in consequence of, or in connection with, the Offer, which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of the Offer, the acquisition of E*TRADE Shares under the Offer or the rights of ANZ Online in respect of E*TRADE Australia and the E*TRADE Shares to be acquired under the Offer or otherwise, or seeks to require the divestiture by ANZ Online (or ANZ) of any E*TRADE Shares, or the divestiture of any assets by a member of the E*TRADE Australia Group or the ANZ Group.

(c)                                  E*TRADE Licence

Before the end of the Offer Period, E*TRADE Financial Corporation (formerly, E*TRADE Group Inc.):

(i)                                     does not exercise or give notice that it intends to exercise its right to terminate the E*TRADE Licence without cause; and

(ii)                                  provides to each of ETRADE Australia Securities Limited and E*TRADE Australia an enforceable and irrevocable waiver of its right to terminate the E*TRADE Licence without cause which is conditional only on:

(A)                              each of ETRADE Australia Securities Limited and E*TRADE Australia providing a reciprocal waiver of their right to terminate the E*TRADE Licence without cause (including subject to the condition referred to in sub-subparagraph (B) below); and

(B)                                the Offer becoming unconditional.

(d)                                 No material adverse change

During the period from and including the Announcement Date to the end of the Offer Period:

(i)                                     there is no occurrence or matter, including (without limitation):

(A)                              any change in the status or terms of arrangements entered into with E*TRADE Australia or any of its subsidiaries or the status or terms of any licences, authorities, consents, approvals, orders, waivers, relief, rulings and decisions which are applicable to E*TRADE Australia or any of its subsidiaries (whether or not wholly or partly attributable to the making of the Offer, and/or the acquisition of E*TRADE Shares under the Offer);

(B)                                any liability for duty or tax;

(C)                                any liability resulting from a change of control of E*TRADE Australia; and

(D)                               any change in the law (whether retrospective or not),

that is not apparent from information available to ANZ as at the Announcement Date and that (individually or together with others) has or could reasonably be expected to have a materially adverse effect on the assets, liabilities, financial or trading position, profitability or prospects of E*TRADE Australia and its subsidiaries taken as a whole; and

(ii)                                  no occurrence or matter of the type referred to in clause 5.1(d)(i), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

An occurrence or matter that has or could reasonably be expected to have the effect of reducing:

(1)                                  the consolidated net profit after tax of the E*TRADE Australia Group on an on-going basis by more than $2.0 million; or

(2)                                the consolidated net assets of the E*TRADE Australia Group by $10 million or more,

is deemed to be an occurrence or matter of the type referred to in clause 5.1(d)(i).

(e)                                  No material transactions, acquisitions or disposals

During the period from and including the Announcement Date to the end of the Offer Period, none of E*TRADE Australia, or any subsidiary of E*TRADE Australia:

(i)            acquires, offers to acquire or agrees to acquire one or more companies or assets (or an interest in one or more companies or assets) for an amount in aggregate greater than $8.0 million;

(ii)           disposes, offers to dispose or agrees to dispose of one or more assets (or an interest in one or more assets) for an amount in aggregate greater than $8.0 million;

(iii)          enters into or offers to enter into any joint venture, asset or profit sharing, partnership, merger of businesses (including through a dual listed companies structure) or of corporate entities, involving a commitment or value of greater than $4.0 million;

(iv)          incurs, commits to or brings forward the time for incurring, or grants to another person a right the exercise of which would involve E*TRADE Australia or any subsidiary of E*TRADE Australia incurring or committing to, any capital expenditure or liability, or foregoes any revenue for one or more related items or amounts of greater than $4.0 million;

(v)           gives or agrees to give any mortgage, charge, pledge, lien or other encumbrance or right over any of its assets, otherwise than in the ordinary course of business;

(vi)          declares, or distributes any dividend, bonus or other share of its profits or assets;

(vii)         enters or agrees to enter into any contract of service for the appointment of, or varies or agrees to vary any existing contract of service with, any director, executive or manager (including any replacement chief executive officer), or pays or agrees to pay any retirement benefit or allowance to any director, manager or other employee, or makes or agrees to make any substantial change in the basis or amount of remuneration of any director, manager or other employee (except as required by law or provided under any superannuation, provident or retirement scheme as in effect on the Announcement Date).  Nothing in this paragraph prevents E*TRADE Australia or any subsidiary of E*TRADE Australia from increasing the remuneration of its employees with effect from 1 July 2007 in the ordinary course of its business;

(viii)        conducts its business otherwise than in the ordinary course;

(ix)           has threatened or commenced against it any material claims or proceedings in any court or tribunal (including a petition for winding up or an application for appointment of a receiver or receiver and manager); or

(x)            discloses (without having disclosed to ASX prior to the Announcement Date) the existence of any matter described in subparagraphs 5.1(e)(i) to (ix) above, or announces an intention or proposal to do anything described in subparagraphs 5.1(e)(i) to (ix).

(f)                                    No prescribed occurrences

(i)            None of the following events happens during the period beginning on the date that this Bidder’s Statement is given to E*TRADE Australia and ending at the end of the Offer Period:

(A)                              E*TRADE Australia converts all or any of its shares into a larger or smaller number of shares;

(B)                                E*TRADE Australia or a subsidiary of E*TRADE Australia resolves to reduce its share capital in any way;

(C)                                E*TRADE Australia or a subsidiary of E*TRADE Australia:

(I)                                 enters into a buy-back agreement; or

(II)                             resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(D)          E*TRADE Australia or a subsidiary of E*TRADE Australia issues shares or grants an option over its shares, or agrees to make such an issue or grant such an option (other than an issue of shares by E*TRADE Australia made in accordance with an agreement entered into by E*TRADE Australia the details of which were announced to ASX before the Announcement Date);

(E)           E*TRADE Australia or a subsidiary of E*TRADE Australia issues, or agrees to issue, convertible notes;

(F)           E*TRADE Australia or a subsidiary of E*TRADE Australia disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(G)           E*TRADE Australia or a subsidiary of E*TRADE Australia charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(H)          E*TRADE Australia or a subsidiary of E*TRADE Australia resolves to be wound up;

(I)            a liquidator or provisional liquidator of E*TRADE Australia or of a subsidiary of E*TRADE Australia is appointed;

(J)            a court makes an order for the winding up of E*TRADE Australia or of a subsidiary of E*TRADE Australia;

(K)          an administrator of E*TRADE Australia, or of a subsidiary of E*TRADE Australia, is appointed under section 436A, 436B or 436C of the Corporations Act;

(L)           E*TRADE Australia or a subsidiary of E*TRADE Australia executes a deed of company arrangement; or

(M)         a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of E*TRADE Australia or of a subsidiary of E*TRADE Australia.

(ii)                                  None of the events listed in sub-subparagraphs (A) to (M) of subparagraph 5.1(f)(i) happens during the period beginning on the Announcement Date and ending at the end of the day before the Bidder’s Statement is given to E*TRADE Australia.

(g)                                 S&P/ASX 200 Industrials (Sector) Index

During the period from and including the Announcement Date to the end of the Offer Period, the S&P/ASX 200 Industrials (Sector) Index does not close below 5,855 on any three or more consecutive trading days.

5.2                                Separate Defeating Conditions for benefit of ANZ Online

Each of the Defeating Conditions set out in each paragraph, subparagraph and sub-subparagraph of clause 5.1:

(a)                                  is and must be construed as a separate Defeating Condition; and

(b)                                 subject to the Corporations Act, operates only for the benefit of ANZ Online and any breach or non-fulfilment of such condition may be relied upon only by ANZ Online which may waive (generally or in respect of a particular event) the breach or non-fulfilment of that condition.

5.3                                Nature of Defeating Conditions

None of the Defeating Conditions prevents a contract to sell your E*TRADE Shares resulting from your acceptance of this Offer but:

(a)                                  breach of any of the Defeating Conditions entitles ANZ Online to rescind that contract by notice to you; and

(b)                                 non fulfilment of any of the Defeating Conditions at the end of the Offer Period will have the consequences set out in clause 5.6.

5.4                                Notice declaring Offer free of Defeating Conditions

Subject to the Corporations Act, ANZ Online may declare this Offer and any contract resulting from acceptance of this Offer free from any of the Defeating Conditions by giving written notice to E*TRADE Australia:

(a)                                  in the case of the Defeating Conditions in clause 5.1(f)(i), not later than three business days after the end of the Offer Period; and

(b)                                 in the case of all other Defeating Conditions, not less than seven days before the last day of the Offer Period.

5.5                                Notice publication date

The date for giving the notice on the status of the Defeating Conditions is 10 April 2007 (subject to extension in accordance with the Corporations Act if the Offer Period is extended under the Corporations Act).

5.6                                Contract void if Defeating Conditions not fulfilled

Your acceptance or the contract resulting from your acceptance of this Offer is void if:

(a)                                  at the end of the Offer Period any of the Defeating Conditions in clause 5.1 is not fulfilled; and

(b)                                 ANZ Online has not declared this Offer and any contract resulting from the acceptance of it free of that Defeating Condition in accordance with clause 5.4.

6.                                       PAYMENT OF CONSIDERATION

6.1                                When you will receive payment

Subject to this clause 6, if you accept this Offer ANZ Online will pay you the consideration for your E*TRADE Shares on or before the earlier of:

(a)                                  the day one month after you accept this Offer or, if this Offer is subject to a Defeating Condition when accepted, one month after the contract resulting from your acceptance becomes unconditional; and

(b)                                 the day 21 days after the end of the Offer Period.

6.2                                Transfer and Acceptance Form requires additional documents

Where documents are required to be given to ANZ Online with your acceptance to enable ANZ Online to become the holder of your E*TRADE Shares (such as a power of attorney):

(a)                                  if the documents are given with your acceptance, ANZ Online will pay you in accordance with clause 6.1;

(b)                                 if the documents are given after your acceptance and before the end of the Offer Period while the Offer is subject to a Defeating Condition, ANZ Online will pay you the consideration by the end of whichever of the following periods ends first:

(i)                                     one month after the contract resulting from your acceptance becomes unconditional; and

(ii)                                  21 days after the end of the Offer Period;

(c)                                  if the documents are given after your acceptance and before the end of the Offer Period while the Offer is no longer subject to a Defeating Condition, ANZ Online will pay you the consideration by the end of whichever of the following periods ends first:

(i)                                     one month after ANZ Online is given the documents; and

(ii)                                  21 days after the end of the Offer Period; or

(d)                                 if the documents are given after the end of the Offer Period, ANZ Online will pay you the consideration within 21 days after the documents are given.  However, if at the time ANZ Online is given the documents the contract resulting from acceptance of the Offer is still subject to a Defeating Condition in clause 5.1(f)(i), ANZ Online will pay you the consideration within 21 days after the contract becomes unconditional.

6.3                                ANZ Online may set off share scheme debts

If you owe a debt to E*TRADE Australia, or any other person, under the terms of an employee or director incentive scheme, ANZ Online may satisfy its obligations under this Offer by paying as much of the consideration as is required to discharge that debt to

E*TRADE Australia (or the other person to whom it is owed) and paying you any remaining consideration.

6.4                                Delivery of consideration

Subject to the Corporations Act, ANZ Online will send cheques for the cash payment due to you at your risk by pre-paid ordinary mail, or in the case of an address outside Australia by airmail, to the address shown in the Transfer and Acceptance Form.

6.5                                Return of documents

If this Offer does not become unconditional or any contract arising from this Offer is rescinded by ANZ Online on the grounds of a breach of a condition of that contract, ANZ Online will return by post to you at the address shown on the Transfer and Acceptance Form any Transfer and Acceptance Form and any other documents sent with it by you.

6.6                                Rights

If ANZ Online becomes entitled to any Rights as a result of your acceptance of this Offer, it may require you to give to ANZ Online all documents necessary to vest title to those Rights in ANZ Online.  If you do not give those documents to ANZ Online, or if you have received or are entitled to receive (or any previous holder of your E*TRADE Shares has received or is entitled to receive) the benefit of those Rights, ANZ Online may deduct the amount (or value as reasonably assessed by ANZ Online) of such Rights from any consideration otherwise payable to you.  If ANZ Online does not, or cannot, make such a deduction, you must pay that amount to ANZ Online.

6.7                                Clearances for offshore residents and others

(a)                                  If at the time you accept the Offer or any consideration would otherwise become payable to you as a result of your acceptance of this Offer:

(i)            any authority or clearance of the Reserve Bank of Australia or the Australian Tax Office is required for you to receive any consideration under this Offer; or

(ii)           you are resident of a place to which, or you are a person to whom, any other law of Australia or elsewhere would make it unlawful for ANZ Online to provide consideration for your E*TRADE Shares, then your acceptance of this Offer does not create or transfer to you any right to receive the consideration specified in this Offer unless and until you obtain all requisite authorities or clearances and your E*TRADE Shares are free from Encumbrances.  (See clause 16.8 of this Bidder’s Statement for information as to whether this restriction applies to you.)

(b)                                 If at the time you accept the Offer or any consideration would otherwise become payable to you as a result of your acceptance of this Offer, your E*TRADE Shares are subject to a notice of the kind described in paragraph (b) of the definition of “Encumbrance” (defined in clause 18), then the consideration to which you would otherwise be entitled will be dealt with as required by law, and payment of it to a person (including a Government Agency) in accordance with the law shall satisfy ANZ Online’s obligations under this Offer.

6.8                                Costs

ANZ Online will pay all costs and expenses of the preparation and circulation of the Offer payable on the transfer of any E*TRADE Shares to ANZ Online.

7.                                       OFFEREES

7.1                                Registered holders

ANZ Online is making an offer in the form of this Offer to each holder of E*TRADE Shares registered in the register of members of E*TRADE Australia at the Register Date.

7.2                                Transferees

This Offer extends to any person who is able during the Offer Period to give good title to a parcel of your E*TRADE Shares.  That person may accept as if an Offer on terms identical to this Offer had been made to them for those E*TRADE Shares.

7.3                                Trustees and nominees

If during the Offer Period and before you accept this Offer your E*TRADE Shares consist of two or more separate parcels within the meaning of section 653B of the Corporations Act (for example, because you are a trustee or nominee for several distinct beneficial owners), section 653B of the Corporations Act will apply so that:

(a)                                  ANZ Online is taken to have made a separate Offer to you for each separate parcel of E*TRADE Shares; and

(b)                                 acceptance by you of the Offer for any distinct parcel of E*TRADE Shares is ineffective unless:

(i)            you give ANZ Online notice in accordance with clause 7.4 stating that your E*TRADE Shares consist of separate parcels; and

(ii)           your acceptance specifies the number of E*TRADE Shares in each separate parcel to which the acceptance relates.

7.4                                Notices by Trustees and Nominees

The notice required under clause 7.3(b)(i):

(a)                                  if it relates to E*TRADE Shares not in a CHESS Holding, must be in writing; or

(b)                                 if it relates to E*TRADE Shares in a CHESS Holding, must be in an electronic form approved under the ASTC Settlement Rules for the purposes of Part 6.8 of the Corporations Act.

8.                                       VARIATION AND WITHDRAWAL OF OFFER

8.1                                Variation

ANZ Online may vary this Offer in accordance with the Corporations Act.

8.2                                Withdrawal

ANZ Online may withdraw this Offer with the written consent of ASIC and subject to the conditions (if any) which apply to that consent.

9.                                       GOVERNING LAW

This Offer and any contract resulting from acceptance of it is governed by the law in force in Victoria.

PART 5 – INFORMATION ABOUT ANZ, ITS INTENTIONS CONCERNING E*TRADE AUSTRALIA AND ITS SOURCES OF CASH CONSIDERATION

10.                                 IDENTITY OF ANZ

10.1                          ANZ Online

ANZ Online is a wholly-owned subsidiary of ANZ.  The directors of ANZ Online are:

(a)                                  Brian Hartzer

Mr Brian Hartzer is Group Managing Director of ANZ’s Personal Division, serving the bank’s retail and small business customer base in Australia and the Pacific.  Prior to this Mr Hartzer spent five years as Managing Director of ANZ’s Consumer Finance business across Australia, New Zealand and Asia.  He joined ANZ after 10 years with First Manhattan Consulting Group, a leading global strategic consulting firm to the financial services industry.

He is a Director of Metrobank Cards Corporation (Philippines) and the Visa International Asia Pacific Board, and Chairman of Save The Children Australia, the ANZ Staff Foundation and ANZ Diversity Council.

Mr Hartzer has a BA in European history and is also a Chartered Financial Analyst.

(b)                                 Stephen Green

Mr Stephen Green is the General Manager – Taxation at ANZ, a position that he has held since the early 1990s.  In this role, Mr Green has overall responsibility for the tax affairs of ANZ.

Mr Green joined Price Waterhouse (now PricewaterhouseCoopers) in 1970 and worked in both their Melbourne and London offices.  Mr Green joined ANZ in 1986.

In addition to being a Chartered Accountant, Mr Green is also a Fellow of the Taxation Institute of Australia and a Registered Tax Agent.

(c)                                  David Valentine

Mr David Valentine is the Group General Manager – Group Strategic Development at ANZ where he has had overall responsibility for ANZ’s mergers and acquisitions department since 1997.

Prior to joining Grindlays Bank in 1972 Mr Valentine worked for the UK Government and Samuel Montagu & Co Limited.

Major appointments held at Grindlays and ANZ include:  General Manager Grindlays Bank – France; Managing Director Group Administration, Grindlays Bank – London; General Manager Europe ANZ Bank; General Manager Private

Banking ANZ Bank; General Manager UK Treasury; Deputy Managing Director ANZ Grindlays Bank and General Manager UK ANZ Bank.

Mr Valentine holds a Bachelor of Arts (Oxon) in Philosophy, Politics and Economics and a Master of Science from the London Business School.

10.2                           ANZ

ANZ is one of four major Australian-based banking groups, and is headquartered in Melbourne.  As at 30 September 2006, ANZ was ranked third among Australian banking groups in terms of total assets ($336 billion), shareholders’ equity ($19.9 billion) and market capitalisation ($49 billion).

ANZ conducts its operations primarily in Australia and New Zealand (approximately 94% of ANZ’s total assets at 30 September 2006 were related to these operations). The remainder of ANZ’s operations are conducted across the Asian and Pacific regions, and in a number of other countries including the United Kingdom and the United States.  At 30 September 2006, ANZ had 1,265 branches and other points of representation worldwide and employed in excess of 32,000 people.

10.3                           Where to find further information about ANZ

Further information about ANZ can be found at www.anz.com.

In addition, information on ANZ can be found on ASX’s website at www.asx.com.au.

These websites do not form part of this Bidder’s Statement.

11.                                 REASONS FOR THE ACQUISITION

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding accumulated as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.  ANZ believes that E*TRADE Australia would benefit from additional management and operational expertise and support to consolidate and build on its recent growth.  ANZ can provide this.  A closer relationship through an increased shareholding in E*TRADE Australia is the logical next step.  The acquisition would further ANZ’s strategy to be a leader in personal financial services in Australia including accelerating growth in convenient and simple wealth management and investment services.

12.                                 ANZ’S INTENTIONS

12.1                          Overview

This clause 12 sets out ANZ’s current intentions in respect of the businesses, assets and employees of E*TRADE Australia.  These intentions are based on the facts and information concerning E*TRADE Australia which are known to ANZ at the date of this Bidder’s Statement.  ANZ’s intentions may change as new information becomes available to ANZ or circumstances change.

ANZ Online’s intentions are identical to the intentions of ANZ as set out in this clause.

12.2                          Compulsory acquisition

If ANZ Online becomes entitled to compulsorily acquire outstanding E*TRADE Shares under Part 6A of the Corporations Act, ANZ Online presently intends to proceed with compulsory acquisition of those E*TRADE Shares.  ANZ Online then intends to procure that E*TRADE Australia is removed from the official list of the ASX.

12.3                          Intentions for E*TRADE Australia as a wholly-owned subsidiary

The intentions of ANZ if E*TRADE Australia becomes a wholly-owned subsidiary of ANZ are set out in this clause 12.3.

ANZ intends to grow and enhance E*TRADE Australia’s business as part of ANZ’s broader personal wealth management and investments strategy.  Accordingly, ANZ intends to operate E*TRADE Australia as a discrete business stream within ANZ’s Personal Division.  ANZ intends that E*TRADE Australia will be headquartered in Sydney, at least in the medium term.

At the end of the Offer Period, ANZ will conduct a review of E*TRADE Australia’s assets, operations and strategy in light of the more detailed information then available to it, and will formulate more detailed plans at this time.  ANZ expects its review will focus on the risks and returns of each of E*TRADE Australia’s business streams and, in particular:

(a)                                  opportunities to offer an expanded product range to new and existing customers of E*TRADE Australia;

(b)                                 opportunities to enhance customer service levels, including through improving the infrastructure underlying E*TRADE Australia’s information technology platform; and

(c)                                  the most appropriate means of providing ANZ support for some E*TRADE Australia central functions such as human resources, finance, compliance and risk.

With the benefit of its planned internal review of E*TRADE Australia, ANZ will consider the best allocation of E*TRADE Australia and ANZ employees to continuing and new roles.  Given ANZ’s intention to enhance the product and service offering to E*TRADE Australia clients, ANZ expects opportunities will be presented for both E*TRADE Australia and ANZ staff.

ANZ expects that there will be few, if any, redundancies of E*TRADE Australia’s staff.  To the extent that redundancies occur and alternative roles cannot be found within ANZ’s wider operations, ANZ intends to ensure that the affected employees will receive benefits in accordance with their contractual and other legal entitlements.

12.4                          Intentions for E*TRADE Australia if it is controlled by ANZ

This clause 12.4 sets out ANZ’s intentions if, following the close of ANZ’s Offer, E*TRADE Australia becomes a controlled entity, but not a wholly-owned subsidiary, of ANZ.  In these circumstances, ANZ presently intends to:

(a)                                  replace members of the board of directors of E*TRADE Australia with nominees of ANZ, so that the number of ANZ’s nominees is at least proportionate to ANZ Group’s holding of E*TRADE Shares;

(b)                                 if appropriate and consistent with the ASX listing rules, consider seeking the delisting of E*TRADE Australia from the ASX;

(c)                                  through its nominees on the board of directors of E*TRADE Australia, consider an appropriate dividend policy for E*TRADE Australia; and

(d)                                 otherwise seek to implement, to the extent possible and appropriate, the intentions described in clause 12.3 above.

The extent to which ANZ will be able to implement these intentions will be subject to:

•                                          the law and the ASX listing rules, in particular in relation to related party transactions and conflicts of interests;

•                                          the legal obligations of the directors of E*TRADE Australia to act for proper purposes and in the best interests of E*TRADE Australia shareholders as a whole; and

•                                          the outcome of the strategic review referred to in clause 12.3 above.

Any transactions between members of the ANZ Group and the E*TRADE Australia Group required to effect those steps will be entered into on arm’s length terms.  ANZ will seek any necessary approval of other E*TRADE Australia shareholders, as required by law or the ASX listing rules, to implement these steps.

If ANZ becomes entitled at some later time to exercise general compulsory acquisition rights under the Corporations Act, it may exercise those rights.

12.5                          Other intentions

Subject to the above it is the present intention of ANZ, on the basis of the facts and information concerning E*TRADE Australia which are known to it and the existing circumstances affecting the business of E*TRADE Australia, that:

(a)                                  the business of E*TRADE Australia will otherwise be continued in substantially the same manner as it is presently being conducted;

(b)                                 no other major changes will be made to the business of E*TRADE Australia and there will not be any other redeployment of the fixed assets of E*TRADE Australia; and

(c)                                  the present employees of E*TRADE Australia will otherwise continue to be employed by E*TRADE Australia.

13.                                 SOURCES OF CASH CONSIDERATION

The total amount that ANZ Online would be required to pay for E*TRADE Shares if ANZ Online acquires all of the E*TRADE Shares in which it (or its associates) do not already have a relevant interest is $268 million.

ANZ Online will fund the cash consideration payable to E*TRADE Australia shareholders using cash provided to it by a member or members of the ANZ Group.  ANZ has unconditionally and irrevocably agreed with ANZ Online to ensure that sufficient funds are provided to ANZ Online to enable ANZ Online to meet its payment obligations under the Offer.  These funds will be sourced by ANZ from immediately available cash resources of ANZ.  ANZ’s immediately available cash resources are in excess of the amount required to fully fund the maximum amount of cash consideration that ANZ Online could be required to pay for E*TRADE Shares under the Offer.

PART 6 – AUSTRALIAN TAX CONSIDERATIONS

14.                                 TAXATION CONSIDERATIONS

14.1                          Australian tax implications for E*TRADE Australia shareholders

The following is a general description of the Australian income and capital gains tax consequences for E*TRADE Australia shareholders (other than temporary residents) on disposing of their E*TRADE Shares, in return for cash.

It is based upon taxation law and practice in effect at the date of this Bidder’s Statement.  It is not intended to be an authoritative or complete analysis of the taxation laws of Australia, as they apply to the specific circumstances of any particular shareholder.

You are advised to seek independent professional advice regarding the Australian tax consequences of disposing of your E*TRADE Shares according to your own particular circumstances.

14.2                          Shareholders who are Australian residents

(a)                                  Disposal of shares held as trading stock

If you hold your E*TRADE Shares as trading stock (e.g. as a share trader), you will be required to include the value of the consideration from the disposal of your E*TRADE Shares (i.e. the cash received) in your assessable income.

(b)                                 Disposal of shares otherwise held on revenue account

If you hold your E*TRADE Shares in the ordinary course of a business, or as part of another profit-making arrangement, such that the shares are held on revenue account but not as trading stock (e.g. banks, insurance companies and some investment companies), you will be required to treat any gain or loss arising on the disposal of your E*TRADE Shares as either assessable income or an allowable deduction.

The gain or loss will be calculated as the difference between:

(i)            the value of the consideration (the cash received); and

(ii)           the cost of acquiring your E*TRADE Shares (or other appropriate value where the shares are trading stock).

A deductible loss may be used to offset other assessable income, including net capital gains, derived in the same or subsequent years of income (subject to satisfying certain conditions) but cannot be carried back to offset assessable income, including net capital gains, derived in earlier income years.

(c)                                  Disposal of shares held as capital investments

The disposal of E*TRADE Shares which were acquired or deemed to have been acquired on or after 20 September 1985 and which are held as capital investments, will generally have Australian capital gains tax (CGT) implications.  The disposal of such E*TRADE Shares pursuant to acceptance of the Offer will constitute a CGT event for CGT purposes.

The CGT implications of a disposal of your E*TRADE Shares will depend upon a number of factors, including:

•                                          the date your E*TRADE Shares were acquired;

•                                          your taxpayer status; and

•                                          the length of time you have held your E*TRADE Shares.

(i)                                     Shares acquired before 11:45am on 21 September 1999

If your E*TRADE Shares were acquired on or after 20 September 1985 a capital gain or loss will arise depending on the difference between:

•                                          the value of the capital proceeds (the cash received); and

•                                          the cost base of the E*TRADE Shares (which would generally include the amount paid to acquire the shares plus any incidental costs of acquisition, e.g. brokerage fees).

If your E*TRADE Shares were acquired before 11:45am by legal time in the Australian Capital Territory (ACT time) on 21 September 1999, for the purpose of calculating a capital gain (but not a capital loss), you may choose that the cost base of those shares be indexed for inflation to the September quarter of 1999 (which would only be of any practical effect if the shares were acquired before 1 July 1999).

Alternatively, provided you have held your E*TRADE Shares for at least one year, and do not choose to apply indexation, the discount capital gain provisions may apply.  This means that:

•                                          if you are an individual, only one-half of the capital gain (without any allowance for indexation for inflation in the cost base of the shares) will be taxable;

•                                          if you are a complying superannuation entity, only two-thirds of the capital gain (without any allowance for indexation for inflation in the cost base of the shares) will be taxable; or

•                                          if you are the trustee of a trust, the discount capital gains provisions may also apply to a distribution of the capital gain to beneficiaries in the trust (other than beneficiaries that are companies).

Note that the discount capital gain provisions do not apply to shareholders and trust beneficiaries that are companies.

The “choice” to apply indexation rather than the discount capital gain provisions must be made by you on or before the day you lodge your income tax return for the income year in which the disposal occurs.

A capital loss may be used to offset capital gains derived in the same or subsequent years of income (subject to satisfying certain conditions) but cannot be offset against ordinary income, nor carried back to offset net capital gains arising in earlier income years.

If you choose to use the discount capital gain method, any available capital loss will be applied to reduce the realised nominal gain before discounting the resulting net amount (to the extent that it does not exceed the discount capital gain) by either one-half or one-third (as applicable) to calculate the assessable capital gain.  Alternatively, if you choose the indexation option, capital losses are applied after calculating the capital gain using the indexed cost base.

(ii)                                  Shares acquired after 11:45am on 21 September 1999

If you acquired your E*TRADE Shares after 11:45 am (ACT time) on 21 September 1999 you will not be entitled to choose indexation of the cost base when calculating any capital gain on disposal.

If you are an individual, trust or complying superannuation entity that has held your E*TRADE Shares for 12 months or longer at the time the Offer is accepted, the discount capital gain provisions described above will automatically apply in calculating any capital gain on disposal.

As explained above, any available capital loss will be applied to reduce the realised nominal gain before discounting the resulting net amount (to the extent that it does not exceed the discount capital gain) by either one-half or one-third (as applicable) to calculate the assessable capital gain.

If your E*TRADE Shares have been held for less than 12 months or you are in another category of shareholder (for example, a company), the discount capital gain method is not available.  A capital gain on the shares, being any excess of the value of the capital proceeds over the unindexed cost base of the shares, will be assessable in full.

(iii)                               Shares acquired before 20 September 1985

There should be no CGT implications arising on disposal of your E*TRADE Shares, where they were held as capital investments and acquired, or deemed to have been acquired, before 20 September 1985 and are not deemed to have been acquired on or after that date.

14.3                          Shareholders who are not Australian residents

(a)                                  Disposal of shares held as trading stock or otherwise on revenue account

Non residents who hold their E*TRADE Shares as trading stock, or otherwise on revenue account, should seek their own professional advice, as the Australian taxation treatment may depend on the source of any gain and whether a double tax agreement exists between their country of residence and Australia.

(b)                                 Disposal of shares held as capital investments

If you are a non-resident of Australia and hold your E*TRADE Shares as capital investments you will only have a taxable capital gain or capital loss in Australia if you have used your E*TRADE Shares at any time in carrying on business through an Australian permanent establishment.

If you are a resident of a country with which Australia has a double tax agreement, you should seek your own professional advice as to the impact of the agreement on any Australian tax liability.

14.4                          Shareholders who are participants in employee share or option plans

The Australian tax implications for participants in E*TRADE Australia’s employee share plans may be different from those for other holders of E*TRADE Shares.  Each participant in such a plan should seek specific tax advice in relation to the Offer.

14.5                          GST

No GST should generally be payable in respect of the transfer of E*TRADE Shares.

There may be an indirect GST cost in relation to taxable supplies related to the Offer (for example legal and other adviser fees paid to obtain advice on whether to accept the Offer).

PART 7 – ADDITIONAL INFORMATION

15.                                 INFORMATION ON SECURITIES IN E*TRADE AUSTRALIA

15.1                          Capital structure of E*TRADE Australia

According to documents lodged by E*TRADE Australia with ASX as at the date this Bidder’s Statement is lodged with ASIC, the total number of securities in E*TRADE Australia is 100,451,929 E*TRADE Shares.

15.2                          ANZ Online relevant interest in E*TRADE Australia securities

The number of securities in which ANZ Online had a relevant interest, as at the dates specified, is shown below:

	At date of this Bidder’s Statement		At date first Offer is sent

E*TRADE Shares	34,392,645	*	34,392,645*

* This includes a relevant interest in 42,000 E*TRADE Shares which are held by ANZ Executors & Trustee Company Limited, a subsidiary of ANZ, as a co-trustee of an estate.  Neither ANZ nor any subsidiary of it is a beneficiary of the estate.

15.3                          ANZ Online’s voting power in E*TRADE Australia

ANZ Online’s voting power in E*TRADE Australia, as at the dates specified, is shown below:

	At date of this Bidder’s Statement		At date first Offer is sent

Voting power in E*TRADE Australia	34,392,645	*	34,392,645*

* This includes a relevant interest in 42,000 E*TRADE Shares which are held by ANZ Executors & Trustee Company Limited, a subsidiary of ANZ, as a co-trustee of an estate.  Neither ANZ nor any subsidiary of it is a beneficiary of the estate.

15.4                          Acquisition by ANZ Online of E*TRADE Shares during previous 4 months

Neither ANZ Online nor any associate of ANZ Online has provided, or agreed to provide, consideration for an E*TRADE Australia Share under a purchase or agreement during the four months before the date of this Bidder’s Statement or in the period commencing on the date of this Bidder’s Statement and ending on the date of the Offer.

15.5                          Inducing benefits given by ANZ Online during previous 4 months

Neither ANZ Online nor any associate of ANZ Online, gave, or offered to give or agreed to give, during four months before the date of this Bidder’s Statement or in the period commencing on the date of this Bidder’s Statement and ending on the date of the Offer a benefit to another person that is not available under ANZ’s Offer and was likely to induce the other person, or an associate of the other person, to:

(a)                                  accept an Offer; or

(b)                                 dispose of E*TRADE Shares.

16.                                 OTHER MATERIAL INFORMATION

16.1                          Defeating Conditions

The conditions of the Offer are set out in clause 5.1.  Further information on some of these conditions is set out below.

(a)                                  Minimum acceptance condition

The Offer is subject to a 90% minimum acceptance condition (see paragraph (a) of clause 5.1).  ANZ Online will not waive this condition unless it considers that it is in ANZ’s best interests to do so at the relevant time.

(b)                                 No adverse regulatory action

The Offer is subject to certain regulatory action not being taken (see paragraph (b) of clause 5.1).

ANZ Online is not presently aware of any particular regulatory action which has triggered or may trigger the condition in clause 5.1(b).

(c)                                  E*TRADE Licence

Under the E*TRADE Licence, both E*TRADE Australia and E*TRADE Financial Corporation have the right to terminate the E*TRADE Licence, without cause, on three months’ notice and payment of a termination fee of US$5 million.  Given ANZ’s intention to continue E*TRADE Australia’s business in Australia under that name, the Offer is subject to E*TRADE Financial Corporation not exercising, and waiving, its right to terminate the E*TRADE Licence without cause (see paragraph (c) of clause 5.1).

(d)                                 No material acquisitions, disposals or changes

The Offer is subject to there being no material acquisitions, disposals or changes in the conduct of E*TRADE Australia’s business (see paragraphs (d) and (e) of clause 5.1).  Any such acquisitions, disposals or new commitments by E*TRADE Australia or any of its subsidiaries would potentially frustrate the Offer and deny E*TRADE Australia shareholders the opportunity to participate in the benefits accruing to them under the Offer.

E*TRADE Australia is in the best position to advise its shareholders whether or not this condition and other conditions regarding changes in the business of E*TRADE Australia (see paragraphs (d), (e) and (f) of clause 5.1) will be satisfied.

(e)                                  Stock market decline

The Offer is subject to the S&P/ASX 200 Industrials (Sector) Index not closing below 5,855 on any three or more consecutive trading days during the period to the end of the Offer period (see paragraph (g) of clause 5.1).  On the day before the date of this Bidder’s Statement the S&P/ASX 200 Industrials (Sector) Index closed at 6,499.  The lowest level at which that Index has closed in the 12 months preceding the date of this Bidder’s Statement is 5,122 on 10 August 2006.

16.2                           Due Diligence on E*TRADE Australia

For the purpose of confirming its assessment of whether or not to offer to acquire all of the E*TRADE Shares, ANZ was given access by E*TRADE Australia to certain information concerning the E*TRADE Australia Group which has not been disclosed generally to E*TRADE Australia shareholders.  Except as disclosed in this Bidder’s Statement, none of the information to which ANZ was given access is, in the opinion of ANZ Online:

(a)                                  of such a nature and quality that, if the information was generally available, a reasonable person would expect it to have a material effect on the price or value of E*TRADE Shares; or

(b)                                 otherwise material to a decision by an E*TRADE Australia shareholder whether or not to accept the Offer.

16.3                           Bid Facilitation Agreement

ANZ entered into a Bid Facilitation Agreement with E*TRADE Australia dated 19 February 2007.

(a)                                  ANZ Bid

Under the Bid Facilitation Agreement, ANZ agreed to make, or procure that a wholly-owned subsidiary made, a takeover bid to E*TRADE Australia shareholders on certain agreed terms (the Bid).

The agreement sets out the conditions of the Bid, being those set out in clause 5 of this Bidder’s Statement.

(b)                                 Bid Conditions

Under the Bid Facilitation Agreement, E*TRADE Australia has agreed not to do (or omit to do) anything which will, or is likely to, result in any of the conditions of the Bid being breached.  Nothing in this obligation prevents E*TRADE Australia or the E*TRADE Australia board of directors from taking, or failing to take, action where to do otherwise would, in the reasonable opinion of the E*TRADE Australia board, constitute a breach of duties of the directors of E*TRADE Australia.

(c)                                  No solicitation

Under the Bid Facilitation Agreement, E*TRADE Australia has agreed that it must not and must ensure that its employees, officers and (to the extent it is reasonably able to influence them) its associates do not, and E*TRADE Australia must not require or request any adviser or agent, to directly or indirectly solicit or initiate any inquiries, proposals or discussions regarding any Competing Proposal (whether from a person with whom E*TRADE Australia has previously been in discussions or not).

A Competing Proposal is any proposal (including a scheme of arrangement) or offer that would if completed substantially in accordance with its terms, result in:

(i)                                     any person other than ANZ acquiring:

(A)                              control of E*TRADE Australia;

(B)                                an interest in all or a material part of the assets or business of E*TRADE Australia;

(C)                                a relevant interest in more than 10% of the voting shares in E*TRADE Australia; or

(ii)                                  E*TRADE Australia and another person forming a joint venture with respect to E*TRADE Australia’s business (or a material part of it), or merging their businesses, or operating under a dual listed company, or similar structure.

Under the Bid Facilitation Agreement, E*TRADE Australia agreed to cease any existing discussions or negotiations with any third party relating to any Competing Proposal or any transaction that may reduce the likelihood of the success of the Bid.

E*TRADE Australia also agreed to immediately notify ANZ of any genuine and realistic approach or attempt to initiate discussions or negotiations regarding a Competing Proposal.  The notice must include the identity of the relevant third party and details of the Competing Proposal.

To the extent it is entitled to do so, E*TRADE Australia has agreed to immediately require the return of all confidential information provided to third parties (other than ANZ) as part of any past solicitation of Competing Proposals.

These obligations cease where ANZ (or a subsidiary of ANZ) fails to make the Bid, ANZ (or a subsidiary of ANZ) withdraws the Bid after the Bid is made, or the Bid closes.

16.4                           Announcement of ANZ’s Offer

In accordance with the Bid Facilitation Agreement, by an announcement to the ASX on 19 February 2007, ANZ announced its intention to make a cash takeover offer for E*TRADE Australia of $4.05 per E*TRADE Share for the 65.8% of E*TRADE Australia’s issued capital that ANZ does not own.  On the same date, E*TRADE Australia also announced to ASX that it had reached an agreement with ANZ on a cash offer of $4.05 per share for the 65.8% of E*TRADE Australia’s issued capital that ANZ does not own.  The E*TRADE Australia announcement said that:

•                                          a committee of independent directors comprising Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork was established to consider ANZ’s Offer and unanimously recommend that E*TRADE Australia shareholders accept the offer in the absence of a superior proposal and subject to an independent expert concluding that the offer is fair and reasonable; and

•                                          the independent directors will accept the offer for their own E*TRADE Australia shareholdings subject to the above.

16.5                           ASX/ACH Consents

Both the ANZ Group and the E*TRADE Australia Group include members who are ASX market participants and participants of the ACH clearing facility.  Under ASX Market Rules, a company admitted as an ASX market participant must not become a related body corporate of another such participant without the consent of ASX.  Likewise, under the ACH Clearing Rules, a company admitted as a participant of the ACH clearing facility must not become a related body corporate of another such participant without the consent of ACH.

ASX and ACH have given the necessary consents under ASX Market Rules and ACH Clearing Rules.

16.6                           Publicly available information

E*TRADE Australia is listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the ASX listing rules.  For information about the financial position and affairs of E*TRADE Australia, E*TRADE Australia shareholders are referred to the announcements that have been made to ASX in relation to E*TRADE Australia.  E*TRADE Australia’s annual report for the year ended 30 June 2006 was given to ASX on 29 September 2006 and sent to E*TRADE Australia shareholders on or about 13 October 2006.  E*TRADE Australia’s results for the half-year ended 31 December 2006 were announced to ASX on 26 February 2007 by E*TRADE Australia.

The announcements made to ASX in relation to E*TRADE Australia since 30 June 2006 to the day before the date of this Bidder’s Statement are listed in the table below:

Date given to ASX	Description/title of announcement

3 July 2006	Completion of acquisition of HSBC Stockbroking
20 July 2006	Signs Outsourcing Stockbroking Agreement with St George
8 August 2006	FY06 Earnings Update
16 August 2006	Appendix 3B - Exercise of staff options
21 August 2006	Preliminary Final Report
21 August 2006	Results Announcement for the Year Ended 30 June 2006
21 August 2006	Year ended 30 June 2006 Analyst Slides

23 August 2006	Appendix 3B - New Issue Announcement
25 August 2006	Appendix 3B - New Issue Announcement
21 September 2006	Change of Director’s Interest Notice
29 September 2006	2006 Annual Report
13 October 2006	2006 Annual Report
13 October 2006	Notice of 2006 Annual General Meeting and proxy form
25 October 2006	Finalisation of ATO Audit
16 November 2006	AGM Chairman & CEO addresses
16 November 2006	Results of the Annual General Meeting
21 November 2006	Change in substantial holding (Caledonia Investments Pty Ltd and associates)
12 December 2006	Share Issue to CEO (and related Appendix 3B and Change of Director’s Interest Notice)
11 January 2007	Unaudited EBITDA & HSBC Integration Update
15 January 2007	CEO Contract (announcement to the effect that the option to extend Mr Spork’s employment contract as Chief Executive Officer beyond 30 June 2007 would not be exercised)
25 January 2007	Ceasing to be a substantial holder (Goldman Sachs JBWere Group Holdings and certain associated entities)
25 January 2007	Ceasing to be a substantial holder (Goldman Sachs Inc. and subsidiaries)
19 February 2007	Recommended cash takeover for E*TRADE Australia from ANZ (announcement by ANZ)
19 February 2007	ANZ Recommended Cash Offer for E*TRADE Australia (announcement by E*TRADE Australia)
21 February 2007	Change in substantial holding (Caledonia Investments Pty Ltd and associates)
26 February 2007	Half Yearly Report/Half Yearly Accounts
26 February 2007	Half year results announcement

Copies of these announcements are available from ASX at www.asx.com.au.  Neither ASX’s website nor the information contained in or accessible from it forms part of this Bidder’s Statement.

16.7         Employee share plans

E*TRADE Australia operates or has operated a number of employee share schemes involving the provision of E*TRADE Shares to its employees.  ANZ Online understands that the rules of these schemes may restrict participants from accepting the Offer for E*TRADE Shares which were acquired under the scheme.  E*TRADE Australia is in the best position to advise participants in its employee shares schemes whether they will be able to accept the Offer in respect of E*TRADE Shares which are subject to these schemes.  ANZ Online expects that E*TRADE Australia will provide participants with additional information in relation to these matters in its target’s statement in response to the Takeover Bid or other documentation.  These participants should refer to these materials before deciding how to deal with their E*TRADE Shares.

16.8                          Approvals for payment of consideration

ANZ Online is not aware of any E*TRADE Australia shareholder who requires any approval referred to in clause 6.7 in order to be entitled to receive any consideration under the Offer.

(a)                                  Banking (Foreign Exchange) Regulations 1959 (Cth)

The Banking (Foreign Exchange) Regulations 1959 (Cth) may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia.  Based on ANZ Online’s searches as at the date of this Bidder’s Statement, restrictions currently apply if funds are to be paid to, or received from:

(i)                                     supporters of the former government of the Federal Republic of Yugoslavia;

(ii)                                  ministers and senior officials of the Government of Zimbabwe; and

(iii)                               certain entities associated with the Democratic People’s Republic of Korea (North Korea).

(b)                                 Other Commonwealth legislation

The Charter of the United Nations (Terrorism and Dealing with Assets) Act 2002 (Cth) (UN Charter Act) prohibits, among other things, the provision of funds, other financial assets or economic resources to persons referred to in regulations made under the UN Charter Act.  These persons include the Taliban, Osama bin Laden (also known as Usama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

The Charter of the United Nations (Sanctions – Iraq) Regulations 2006 (formerly called the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003) (Cth) apply in respect of the following persons:

(i)                                     members of the previous government of Iraq;

(ii)                                  senior officials of the previous government of Iraq and their immediate families; and

(iii)          any entity owned or controlled, directly or indirectly, by one of the parties in (i) or (ii) above, or by any person acting at the direction of one of those parties.

Restrictions also exist relating to certain persons or entities associated with the Cote d’Ivoire, the Democratic People’s Republic of Korea, the Democratic Republic of the Congo, Iran, Liberia and Sudan.

Transactions with assets of such persons (including, if relevant, E*TRADE Shares) require Ministerial approval.

16.9                          No other material information

Except as set out in this Bidder’s Statement, there is no information material to the making of a decision by an offeree whether or not to accept the Offer, being information that is known to ANZ Online and has not previously been disclosed to the holders of E*TRADE Shares.

17.                                 OTHER MATTERS

17.1                          Consents

This Bidder’s Statement contains statements made by, or statements said to be based on statements made by, ANZ.  ANZ has consented to the inclusion of such statements in the form and context in which they appear and has not withdrawn that consent as at the date of this Bidder’s Statement.

This Bidder’s Statement also includes or is accompanied by statements which are made in or based on statements made in documents lodged with ASIC or on the company announcement platform of ASX.  Under the terms of ASIC class order 01/1543, the parties making those statements are not required to consent to, and have not consented to, the inclusion of those statements in this Bidder’s Statement.  If you would like to receive a copy of any of these documents please contact ANZ’s Offer Information line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between 9:00am and 5:00pm (Melbourne time), Monday to Friday, and you will be sent copies free of charge.

17.2                          Modifications to and exemptions from the Corporations Act

ANZ Online has not obtained from ASIC any modifications to, or exemptions from, the Corporations Act in relation to the Offers.  However, ASIC has published various instruments providing for modifications and exemptions that apply generally to all persons, including ANZ Online.

PART 8 – DEFINITIONS AND INTERPRETATION

18.                                 DEFINITIONS

The following definitions apply in interpreting this Bidder’s Statement and the Transfer and Acceptance Form, except where the context makes it clear that a definition is not intended to apply:

ACCC means the Australian Competition and Consumer Commission.

ACH means Australian Clearing House Pty Ltd ABN 48 001 314 503.

Announcement Date means 19 February 2007.

ANZ means Australia and New Zealand Banking Group Limited (ABN 11 005 357 522).

ANZ Group means ANZ and its subsidiaries.

ANZ Online means ANZ Online Holdings Pty Limited (ACN 124 093 625).

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Limited.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means ASX Limited.

Bidder’s Statement means this document, being the statement made by ANZ Online under Part 6.5 Division 2 of the Corporations Act relating to the Takeover Bid.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities.

CHESS Holding means a holding of shares on the CHESS Subregister of E*TRADE Australia.

CHESS Subregister has the meaning set out in the ASTC Settlement Rules.

Controlling Participant has the meaning set out in the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cth).

Defeating Condition means each condition set out in clause 5.1 of this Bidder’s Statement.

Encumbrance means:

(a)                                  a mortgage, charge, pledge, lien, hypothecation or a title retention arrangement;

(b)                                 a notice under section 255 of the Income Tax Assessment Act 1936 (Cth), subdivision 260-A in schedule 1 to the Taxation Administration Act 1953 (Cth) or any similar legislation;

(c)                                  any other interest in or right over property (including a right to set off or withhold payment of a deposit or other money);

(d)                                 any other thing that prevents, restricts or delays the exercise of a right over property, the use of property or the registration of an interest in or dealing with property; and

(e)                                  an agreement to create anything referred to above or to allow any of them to exist.

E*TRADE Australia means ETRADE Australia Limited (ABN 12 003 042 082).

E*TRADE Australia Group means E*TRADE Australia and its subsidiaries.

E*TRADE Independent Directors means the following directors of E*TRADE Australia: Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.

E*TRADE Licence means the Services and License Agreement dated 1 January 2002 between E*TRADE Financial Corporation (formerly E*TRADE Group Inc.), ETRADE Australia Securities Limited and ETRADE Australia Limited.

E*TRADE Shares means fully paid ordinary shares in E*TRADE Australia.

Foreign Law means a law of a jurisdiction other than an Australian jurisdiction.

Issuer Sponsored Holding has the meaning given in the ASTC Settlement Rules.

GST has the same meaning as in A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Offer means the offer as set out in Part 4 of this Bidder’s Statement (or, if the context so requires, Part 4 of this Bidder’s Statement itself) and includes a reference to that offer as varied in accordance with the Corporations Act.

Offer Period means the period referred to in clause 2 of this Bidder’s Statement.

Offers or ANZ’s Offer means the off-market takeover bid constituted by the Offer and each of the other offers made in the same terms for E*TRADE Shares and includes a reference to those offers as varied in accordance with the Corporations Act.

Public Authority means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section 657G or proceedings commenced by a person specified in section 659B(1) of the Corporations Act in relation to ANZ’s Offer).  It also includes any self-regulatory organisation established under statute or any stock exchange.

Register Date means 7:00p.m. Melbourne time on 6 March 2007, being the date set by ANZ Online under section 633(2) of the Corporations Act.

Rights means all accretions and rights attaching to E*TRADE Shares after the Announcement Date (including all rights to receive dividends and other distributions declared or paid and to receive or subscribe for shares, notes or options issued by E*TRADE Australia).

Takeover Bid means the takeover bid constituted by the Offers.

Takeover Transferee Holdings means the CHESS Holding to which E*TRADE Shares are to be transferred after acceptance of the Offer.

Transfer and Acceptance Form means the form with that title that accompanies this Bidder’s Statement.

VWAP means volume weighted average price.

your E*TRADE Shares means, subject to clause 7, the E*TRADE Shares:

(a)                                  of which you are registered or entitled to be registered as the holder in the register of members of E*TRADE Australia at the Register Date; and

(b)                                 any other E*TRADE Shares, to which you are able to give good title at the time you accept this Offer.

19.                                 INTERPRETATION

(a)                                  Words and phrases which are defined by the Corporations Act have the same meaning in this Bidder’s Statement and the Transfer and Acceptance Form and, if a special meaning is given for the purposes of Chapter 6 or 6A or a provision of Chapter 6 or 6A of the Corporations Act, have that special meaning.

(b)                                 Headings are for convenience only, and do not affect interpretation.

(c)                                  The following rules also apply in interpreting this Bidder’s Statement and the Transfer and Acceptance Form, except where the context makes it clear that a rule is not intended to apply:

(i)                                     a singular word includes the plural, and vice versa;

(ii)                                  a word which suggests a gender includes the other genders;

(iii)                               if a word is defined, another part of speech has a corresponding meaning;

(iv)          unless otherwise stated references in this Bidder’s Statement to Parts, clauses, paragraphs and sub-paragraphs are to Parts, clauses, paragraphs and sub-paragraphs of this Bidder’s Statement;

(v)           a reference to a person includes a body corporate; and

(vi)          a reference to $ is to the lawful currency in Australia.

DATED  2 March 2007

A copy of this Bidder’s Statement that is to be lodged with ASIC has been approved by a resolution passed by the directors of ANZ Online.

SIGNED on behalf of ANZ Online Holdings Pty Limited

/s/ BRIAN HARTZER
Director

[inside back cover]

CORPORATE DIRECTORY

Registered Offices of	Legal Adviser
ANZ and ANZ Online	Blake Dawson Waldron
Level 6	Level 39
100 Queen Street	101 Collins Street
Melbourne Vic 3000	Melbourne Vic 3000

Financial Adviser	ANZ’s Offer Information Line
Carnegie, Wylie & Company Pty Limited	From within Australia:	1300 301 126
Level 33	From outside Australia:	+612 9936 1977
101 Collins Street	(As required by the Corporations Act, all calls will
Melbourne Vic 3000	be recorded, indexed and stored)

CORPORATIONS ACT 2001 (Cth)
SECTION 633(1), ITEMS 7,8 and 9

NOTICE THAT TAKEOVER OFFERS

HAVE BEEN SENT TO SHAREHOLDERS

To: ETRADE Australia Limited
Australian Securities and Investments Commission
ASX Limited

TAKE NOTICE that the bidder’s statement given to ETRADE Australia Limited (E*TRADE) by ANZ Online Holdings Pty Limited (ANZ Online) on 2 March 2007, containing an offer by ANZ Online for all of the ordinary shares in E*TRADE, has today been sent as required by item 6 of section 633(1) of the Corporations Act 2001 (Cth), together with the additional information required by ASIC class order 01/1543. The offer is dated 14 March 2007.

A copy of the bidder’s statement containing the offer as so sent is attached to this notice.

DATED 14 March 2007

Director ANZ Online Holdings Pty Limited (ACN 124 093 625)

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 15 March 2007

Senior Management Changes at ANZ

ANZ today announced changes to the management of its specialist businesses and functions, principally in the Institutional Division, Private Banking and General Counsel.

•                  Michael Saadie has been appointed Managing Director, Asia reporting to Steve Targett, Group Managing Director Institutional.  Since 2005 Michael has held the role of Managing Director, ANZ Private Bank, one of ANZ’s fastest growing businesses.

•                  Mark Ellis has been appointed Managing Director, ANZ Private Bank reporting to Bob Edgar, Senior Managing Director.  Mark was previously Managing Director, Europe and Americas and will continue the development of Private and Expatriate Banking as a global line of business.

•                  Tim L’Estrange has been appointed Managing Director, Europe and America based in London, also reporting to Mr Targett.  Tim was previously Group General Counsel and Company Secretary, having joined ANZ in 2003 from Allens Arthur Robinson where he was National Executive Partner.  An announcement regarding Mr L’Estrange’s replacement will be made at a later date.

•                  David Hornery will be returning to Australia after two years in the role of Managing Director, Asia.  David helped develop ANZ’s 12 country network in Asia as a strategic growth business and his return to Australia is for reasons associated with his young family.  ANZ will announce a new role for David separately.

Commenting on the changes, Mr Targett said: “These changes provide new development opportunities for senior colleagues and continue movement between the corporate, personal and specialist functions with the Group.”

The appointments are effective immediately.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel:  03-92736955 or 0409-655 550

Email:  paul.edwards@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

Company Secretary’s Office Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne VIC 3000
Phone 61 3 9273 6141
Fax 61 3 9273 6142
www.anz.com

16 March 2007

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
Sydney NSW 2000

Australia and New Zealand Banking Group Limited
Changes to ANZ’s Dividend Reinvestment Plan (DRP) and Bonus Option Plan
(BOP), and Changes to ANZ’s Shareholder Privilege Package

Enclosed are the following documents:

•                           copies of letters being sent to shareholders outlining changes to the terms and conditions of ANZ’s DRP and BOP, one to shareholders in the USA/Canada and one to all other shareholders;

•                           the amended terms and conditions of ANZ’s DRP and BOP; and

•                           a copy of a letter being sent to shareholders advising of changes to ANZ’s Shareholder Privilege Package and an attached frequently asked questions leaflet.

The changes to the terms and conditions of the DRP and BOP will take effect following expiry of a one month notice period, and therefore will apply to the upcoming 2007 interim dividend.

The changes to the Shareholder Privilege Package will be effective from 30 March 2007.

Yours faithfully

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

15 04/03	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

100 Queen Street Melbourne Victoria 3000 Australia

16 March 2007	GPO Box 537 Melbourne Victoria 3001 Australia

Web www.anz.com

Letter to shareholders (excluding USA/Canada)

Dear Shareholder

Changes to ANZ’s Dividend Reinvestment Plan (“DRP”) and Bonus Option Plan (“BOP”)

As you are aware, ANZ provides eligible shareholders the opportunity to obtain additional ANZ shares by participating in ANZ’s Dividend Reinvestment Plan (DRP) and ANZ’s Bonus Option Plan (BOP).  I am writing to notify you that a number of changes are being made to these Plans.

These changes will take effect following expiry of the required one month notice period in accordance with the current terms and conditions of the Plans, and therefore will apply to the upcoming 2007 interim dividend.

If you currently participate in the DRP or BOP, your existing participation election will continue to apply.

If you would like to commence participating in the DRP or BOP, or would like to vary your current participation election, please complete and return the enclosed Election Form to ANZ’s Share Registrar in the postage paid envelope provided. If you wish this new instruction to be effective for the 2007 interim dividend, you must ensure the completed Election Form is returned by 5.00pm (Melbourne time) on 18 May 2007, the record date for the 2007 interim dividend.

Please note that if you have more than one registered holding you will receive a separate letter and Election Form in respect of each holding. If you wish to change your current participation election in respect of more than one holding, it will be necessary for you to complete a separate new Election Form in respect of each holding.

The major changes to the DRP and BOP are described below:

(a)                   Removal of the maximum participation cap

Previously, eligible shareholders could choose to participate in the DRP or BOP up to a maximum of 50,000 shares.  References to this 50,000 share cap have been removed from the DRP and BOP terms and conditions.

Accordingly, shareholders may now elect to participate in the DRP or BOP for up to their total shareholding.

If you hold more than 50,000 shares and your current election is to participate in the DRP or BOP for “all” of your shareholding or for more than 50,000 shares, you will automatically be treated as participating for all the shares referred to in your current election following removal of the cap. You must complete and return the enclosed Election Form if you wish to participate for less than your current election.

The modified terms and conditions provide the Board with discretion to impose a limit on participation, from time to time. If the Board should decide in the future to re-introduce a limit, shareholders will be notified in accordance with the new terms and conditions.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

(b)                   DRP Shares can be newly issued or transferred

Under the modified DRP terms and conditions, ANZ now has discretion to either issue new shares or to purchase existing shares when satisfying its obligations to provide shares under the DRP.  This provides ANZ with flexibility in managing its issued capital.

Shares provided under the BOP will continue to be newly issued shares.

(c)                   Acquisition Price and discount on Acquisition Price

The share price used to calculate the number of shares a participant in the DRP or BOP receives (the “Acquisition Price”) has been amended. The terms and conditions now provide that the share price used will be the arithmetic average of the daily volume weighted average sale price of ANZ shares sold in the ordinary course of trading on ASX during the “pricing period”.  The arithmetic average is rounded to the nearest whole cent.  The pricing period is the period of 7 trading days commencing on the second trading day following the record date for the relevant dividend.  The Board has discretion to shorten or lengthen this period.

Another new feature that has been introduced into the DRP and BOP is the ability for the Board to apply a discount to the Acquisition Price.  This means that shareholders participating in the DRP or BOP may, if the Board decides, be provided with a number of shares which is calculated based on a price less than the prevailing market price determined during the pricing period. The Board has determined that no discount applies at this time.

(d)                   Notice of modification, suspension or termination

The DRP and BOP terms and conditions have been amended to permit a notice of modification, suspension or termination of the DRP or BOP to be made by giving a notice to ASX and on ANZ’s website www.anz.com.  Alternatively, ANZ may send a notice directly to shareholders.  The effective date of the notice will be the date it is given or any other date provided for in the terms and conditions or referred to in the notice.  Previously, at least one month’s prior notice to all shareholders was required.

(e)                   Ineligible shareholders

The DRP and BOP terms and conditions continue to give the Board discretion to determine that a shareholder may be ineligible to participate in the DRP or BOP due to the place of residence of that shareholder and legal requirements applicable to dividend reinvestment or bonus option plans in certain countries.

The new terms and conditions expressly confirm that participation is not currently available directly or indirectly to any entity or person, including any legal or beneficial owner of shares, who is (or who is acting on behalf of or for the account or benefit of an entity or person who is) in or resident in the United States of America, its possessions or territories, or Canada.

No Election Forms to participate are being solicited from any entity, person or resident in the United States of America, its possessions or territories, or Canada, and none will be accepted if executed by any such entity, person or resident.

If shares are held in a broker’s clearing account or by a trustee or nominee, the legal owner (i.e. the broker, trustee or nominee) is responsible for ensuring that they are not participating in the DRP or BOP on behalf of or for the account or benefit of an entity or person who is in or resident in the United States of America, its possessions or territories, or Canada.  The enclosed Election Form should be completed if you are a broker, trustee or nominee and, after taking into account these requirements, it is necessary to vary the level or extent of your participation on behalf of beneficiaries.

For full details of all the changes being made to the DRP and BOP, please refer to the amended DRP terms and conditions and the amended BOP terms and conditions which are available under “Dividend Information” in the Shareholder Services section of our website at www.anz.com/shareholders. Details of your current participation level in either of the Plans can also be accessed from our website under “View your ANZ Shares” at www.anz.com/shareholders.

If you have any questions in relation to either of the Plans, or you would like a copy of the amended terms and conditions to be sent to you, please contact ANZ’s Share Registrar on 1800 11 33 99 (Australia), 0800 174 007 (New Zealand) or (61 3) 9415 4010 (any other country).

Yours faithfully

Tim L’Estrange

Company Secretary

100 Queen Street Melbourne Victoria 3000 Australia

16 March 2007	GPO Box 537 Melbourne Victoria 3001 Australia

Web www.anz.com

Letter to shareholders in USA/Canada

Dear Shareholder

Changes to ANZ’s Dividend Reinvestment Plan (“DRP”) and Bonus Option Plan (“BOP”)

I am writing to notify you that a number of changes are being made to ANZ’s Dividend Reinvestment Plan (DRP) and ANZ’s Bonus Option Plan (BOP).

These changes will take effect following expiry of the required one month notice period in accordance with the current terms and conditions of the Plans, and therefore will apply to the upcoming 2007 interim dividend.

Letters detailing the changes being made to the DRP and BOP are being distributed to all shareholders, including to shareholders in or resident in the United States of America, its possessions or territories, or Canada, in order to comply with the current terms and conditions of the DRP and BOP and relevant Australian legal requirements.

However, it is important to note that participation in the DRP and BOP is not available to any entity or person who is (or who is acting on behalf of or for the account or benefit of an entity or person who is) in or resident in the United States of America, its possessions or territories, or Canada.  This letter is not an offer or solicitation of an offer to participate in either the DRP or BOP, and the DRP and BOP are not being offered and will not be offered, directly or indirectly in or into the United States of America, its possessions or territories, or Canada.

Accordingly, copies of the DRP and BOP documentation and any related materials are not being, and must not be, sent or otherwise distributed in or into or from the United States of America, its possessions or territories, or Canada.  Any purported participation in the DRP and /or BOP resulting directly or indirectly from a violation of these restrictions will be invalid.  No application forms to participate are being solicited from any entity or person or resident in the United States of America, its possessions or territories, or Canada and will not be accepted if executed by any such entity, person or resident.

The major changes to the DRP and BOP are described below, and full details of all the changes are located on our website www.anz.com:

(a)                   Removal of the maximum participation cap

Previously, eligible shareholders could choose to participate in the DRP or BOP up to a maximum of 50,000 shares.  References to this 50,000 share cap have been removed from the DRP and BOP terms and conditions.

Accordingly, eligible shareholders may now elect to participate in the DRP or BOP for up to their total shareholding without any limitation.

The modified terms and conditions provide the Board with discretion to impose a limit on participation, from time to time. If the Board should decide in the future to re-introduce a limit, shareholders will be notified in accordance with the new terms and conditions.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

(b)                   DRP Shares can be newly issued or transferred

Under the modified DRP terms and conditions, ANZ now has discretion to either issue new shares or to purchase existing shares when satisfying its obligations to provide shares under the DRP.  This provides ANZ with flexibility in managing its issued capital.

Shares provided under the BOP will continue to be newly issued shares.

(c)                   Acquisition Price and discount on Acquisition Price

The share price used to calculate the number of shares a participant in the DRP or BOP receives (the “Acquisition Price”) has been amended. The DRP and BOP terms and conditions now provide that the share price used will be the arithmetic average of the daily volume weighted average sale price of ANZ shares sold in the ordinary course of trading on ASX during the “pricing period”.  The arithmetic average is rounded to the nearest whole cent.  The pricing period is the period of 7 trading days commencing on the second trading day following the record date for the relevant dividend.  The Board has discretion to shorten or lengthen this period.

Another new feature that has been introduced into the DRP and BOP is the ability for the Board to apply a discount to the Acquisition Price.  This means that eligible shareholders participating in the DRP or BOP may, if the Board decides, be provided with a number of shares which is calculated based on a price less than the prevailing market price determined during the pricing period. The Board has determined that no discount applies at this time.

(d)                   Notice of modification, suspension or termination

The DRP and BOP terms and conditions have been amended to permit a notice of modification, suspension or termination of the DRP or BOP to be made by giving a notice to ASX and on ANZ’s website www.anz.com.  Alternatively, ANZ may send a notice directly to shareholders.  The effective date of the notice will be the date it is given or any other date provided for in the terms and conditions or referred to in the notice.  Previously, at least one month’s prior notice to all shareholders was required.

(e)                   Ineligible shareholders

The DRP and BOP terms and conditions continue to give the Board discretion to determine that a shareholder may be ineligible to participate in the DRP or BOP due to the place of residence of that shareholder and legal requirements applicable to dividend reinvestment or bonus option plans in certain countries.

The new terms and conditions expressly confirm that participation is not currently available directly or indirectly to any entity or person, including any legal or beneficial owner of shares, who is (or who is acting on behalf of or for the account or benefit of an entity or person who is) in or resident in the United States of America, its possessions or territories, or Canada.

Yours faithfully

Tim L’Estrange

Company Secretary

100 Queen Street Melbourne Victoria 3000 Australia

16 March 2007	GPO Box 537 Melbourne Victoria 3001 Australia

Web www.anz.com

Dear Shareholder

Changes to ANZ’s Shareholder Privilege Package

As you may be aware, ANZ has provided a Shareholder Privilege Package that includes discounts for eligible shareholders on a small number of ANZ’s products and services.

During a recent review of the package, we found that a very low number of our shareholders are using these product offers. Given the small take up of the package, it has been decided to end the Shareholder Privilege Package in its current form, effective 30 March 2007.

For shareholders who are currently using the package, benefits on facilities in place as at 30 March 2007 will continue until further notice, with the exception of bank cheques, and travellers cheques.

Discounts on bank cheques and travellers cheques will now only be available to eligible shareholders who hold a transaction or savings account with ANZ as at 30 March 2007. To obtain these discounts, you will need to retain your 2006 Shareholder card and present it to branch staff.  Please see the frequently asked questions leaflet accompanying this letter for further details.

These shareholder benefits will continue to apply while you hold more than 300 ANZ shares, until further notice from ANZ.

We believe that continuing to focus on providing superior financial returns through profit and dividend growth is the best way for us to reward you for your investment in ANZ.  In the last year, ANZ’s total shareholder return was 17.1% including a fully franked dividend of 125 cents.

Our network of banking and finance specialists are available to discuss with you our competitive and relevant banking solutions best suited to your needs.

If you have any questions, please call 1800 269 008 between the hours of 8.30am – 7.00pm AEST or, for more information, visit the shareholder section of our website at www.anz.com.

Thank you for your continued support.

Yours faithfully

Tim L’Estrange

Company Secretary

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Information about the removal of the Shareholder Privilege Package

AUSTRALIA

Australia and New Zealand Banking Group Limited (ANZ) ABN 11 005 357 522.  ANZ’s colour blue is a trade mark of ANZ.

www.anz.com

1. WHY IS THE SHAREHOLDER PRIVILEGE PACKAGE BEING DISCONTINUED?

The package is costly to maintain, with only a small number of eligible ANZ shareholders using the package. Our research demonstrated that most shareholders no longer consider the benefits offered to be relevant to their particular financial needs. Providing superior financial performance through profit and dividend growth is the best way for us to reward shareholders for their investment in ANZ.

2. WHO WILL BE IMPACTED BY THE CHANGE?

There is no change for shareholders who are not currently using the package.

For shareholders who are currently using the package, benefits on facilities in place as at 30 March 2007 will continue until further notice, with the exception of bank cheques and travellers cheques. Discounts on bank cheques and travellers cheques will now only be available to eligible shareholders who hold a transaction or savings account with ANZ as at 30 March 2007. To obtain the discounts on bank cheques and travellers cheques, you will need to retain your 2006 Shareholder card and present it to branch staff.

These shareholder benefits will continue to apply while you hold more than 300 ANZ shares, until further notice from ANZ.

3. WILL IT BE REPLACED WITH ANOTHER PACKAGE?

We are not planning to introduce another ‘package’, however, as opportunities arise, we may provide our shareholders with relevant and competitive product offers.

4. HOW LONG WILL EXISTING BENEFITS BE HONOURED?

Benefits on facilities in place as at 30 March 2007 will continue until further notice. Existing discounts cannot be transferred to any other facility, and ANZ reserves the right to change or withdraw any discounts currently in place on existing products at any time.

5. HOW DO ELIGIBLE SHAREHOLDERS CONTINUE USING THE SHAREHOLDER PRIVILEGE PACKAGE?

In the past, shareholders had to visit an ANZ branch each year to renew their benefits. From 30 March 2007, existing users will not need to take any action to continue receiving existing discounts, with the exception of bank cheques and travellers cheques.

Existing discounts will automatically apply as long as you hold more than 300 ANZ shares, until further notice from ANZ. For bank cheques and travellers cheques, you will need to hold a transaction or savings account with ANZ as at 30 March 2007, and present your 2006 Shareholder Card to obtain a discount, until further notice from ANZ.

6. WHY ARE SOME OFFERS TO THE PUBLIC BETTER THAN THE SHAREHOLDER PRIVILEGE PACKAGE?

ANZ customer offerings are generally based on convenience, not price, and special deals promoted to the public are offered for a short period of time for commercial reasons. The short term nature of these promotions may enable us to offer a better deal than under the ongoing Shareholder Privilege Package. In addition, offers to the public are often targeted to meet a specific need as compared to the offers under the Shareholder Privilege Package, which are not targeted and are generally available to all shareholders with greater than 300 shares.

We recognise that all shareholders have differing needs that cannot be met by one package and welcome the opportunity to provide a financial solution to meet each shareholder’s personal needs.

7. WHY HAS ANZ DECIDED TO END THE SHAREHOLDER PRIVILEGE PACK WHEN SOME OTHER BANKS ARE CONTINUING TO OFFER A PACKAGE?

Most large companies in Australia choose not to offer an ongoing shareholder scheme as often only a small number of shareholders may benefit at the expense of the broader shareholder group. Our aim is to reward our shareholders with a strong return on investment through share price growth and improving dividends. Our banking and finance specialists are in a position to offer shareholders competitive banking solutions and welcome the opportunity to provide a full assessment of shareholders’ banking needs. In many cases, the end solution may be more competitive than the discontinued Shareholder Privilege Package.

8. WHO CAN SHAREHOLDERS CALL WITH QUESTIONS?

Shareholders can phone 1800 269 008 between the hours of 8.30am-7.00pm AEST with any questions or refer to the shareholder section on our website www.anz.com.

Bonus Option Plan & Dividend Reinvestment Plan

Terms and Conditions Effective April 2007

Bonus Option Plan Terms and Conditions

1. Participation in the BOP

1.1 Participation by Shareholders

Participation by Shareholders in the BOP is optional, non transferable and subject to these Terms and Conditions.

The degree of a Shareholder’s participation may, subject to the restrictions and procedures provided for in these Terms and Conditions, be varied or terminated by the Shareholder or the Company at any time.

1.2 Shareholders not eligible to participate

A Shareholder who is subject to the laws of a country or place other than Australia may not be eligible to participate in the BOP because of legal requirements that apply in that country or place or in Australia. Allotment of Shares to Shareholders who are not resident in Australia at the time of allotment will be subject to all necessary government approvals. It is the responsibility of each Shareholder to obtain any such approvals. Before electing to participate in the BOP, Shareholders who are not resident in Australia should seek professional advice to ascertain if any restrictions apply.

The Board may determine at any time that the right to participate in the BOP shall not be available to a Shareholder whose registered address in a country or place where, in the absence of a registration statement or other formality, the offer of a right to so participate would or might be unlawful.

Until the Board otherwise determines, participation in the BOP is not available directly or indirectly to any entity or person, including any legal or beneficial owner of Shares, who is (or who is acting on behalf of or for the account or benefit of an entity or person who is) in or resident in the United States of America, its possessions or territories, or Canada. Copies of BOP documents shall not be mailed or otherwise distributed or sent into the United States of America, its possessions or territories, or Canada.

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2. Application to participate

Application to participate in the BOP is to be made on the Election Form.  Upon receipt by the Share Registrar of the Election Form correctly completed, a Shareholder will, subject to rule 12.1, participate commencing on the next Record Date in respect of an Eligible Dividend.

If a Shareholder is shown on the Share Registry as holding more than one parcel of Shares and has been allocated a separate, unique holder identification number or security reference number for each of those parcels:

(a)             a separate Election Form is required for each of those parcels; and

(b)            these Terms and Conditions apply as if each of those parcels were registered in the name of a separate Shareholder.

3. Degree and limits of participation

3.1 Degree of participation

Participation in the BOP may be either “full” or “partial” for:

(a)             all of the Shares registered in the name of the Shareholder on a relevant Record Date, or

(b)            the number of Shares registered in the name of the Shareholder specified in an Election Form.

An Election Form which does not specify the degree of participation shall be deemed to be a request for full participation in the BOP of all Shares registered in the name of the Shareholder.

An Election Form which specifies a number of Shares which is greater than a Shareholder’s total holding on a relevant Record Date, shall be deemed to be a request for full participation in the BOP of all Shares registered in the name of the Shareholder for the purposes of the Eligible Dividend relating to that Record Date.

Shares issued under the BOP will be added to those already participating in the BOP and these will automatically forego future dividends and generate further bonus shares until the Shareholder notifies the Share Registrar otherwise.

3.2 Limit on BOP participation

The Board may determine from time to time that not more than a specified number or percentage of Shares registered in a

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Shareholder’s name may participate in the BOP.  If the Board does so, the Company must notify Shareholders accordingly.  Once notified, each BOP Participant’s participation will be subject to that maximum and, if any BOP Participant’s participating Shares exceeds the maximum determined by the Board, the number of Shares participating will be that maximum number determined by the Board.

If:

(a)             the Board determines to impose a limit on the number or percentage of a Shareholder’s Shares that may participate in the BOP; and

(b)            Shares are held in a broker’s clearing account (as defined in the Listing Rules) or by a trustee or nominee,

the broker, trustee or nominee will be permitted to participate up to such limit in respect of each person whose Shares are held that way, subject to the restrictions and procedures provided for in these Terms and Conditions.

4. Operation of the BOP

4.1 Application of dividend

The amount of each Eligible Dividend otherwise payable to a BOP Participant (but for participation in the BOP) on the BOP Participant’s BOP Shares will be foregone by the BOP Participant.  However, the Board shall issue and allot to the BOP Participant the number of Shares determined under rule 4.4.

4.2 Bound by Constitution

By applying to participate in the BOP a Shareholder agrees to be bound by the Constitution in respect of all Shares allotted to the Shareholder under the BOP.

4.3 BOP Account

The Company will establish and maintain a BOP Account for each BOP Participant.  The Company will record in each BOP Participant’s BOP Account number of BOP Shares held by the BOP Participant, from time to time, including any Shares allotted under rule 4.4.

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4.4 Number of BOP Shares to be allotted

The number of Shares (N) which may be allotted to a BOP Participant in relation to an Eligible Dividend is the quotient (Q) determined in accordance with the following formula after rounding Q down to the nearest whole number:

Q = [(S x D) + PB] divided by AP

Where:

S is the number of BOP Shares held by the BOP Participant in the BOP Participant’s BOP Account on the Record Date in relation to the Eligible Dividend;

D is the amount in cents per Share of the Eligible Dividend that the BOP Participant has foregone in respect of the BOP Participant’s BOP Shares;

PB is the amount expressed in cents (if any) determined in accordance with rule 4.5; and

AP is the Acquisition Price (expressed in cents) in relation to the Eligible Dividend.

4.5 Previous BOP balances

For the purpose of determining under rule 4.4 the number of Shares which may be allotted to a BOP Participant in respect of an Eligible Dividend (the applicable Eligible Dividend), if N as determined in accordance with rule 4.4 for a BOP Participant for the previous Eligible Dividend is in any case less than the quotient (Q) determined in accordance with the formula in rule 4.4 for that previous Eligible Dividend, then, PB in respect of the applicable Eligible Dividend shall be the amount in cents calculated in accordance with the following formula:

PB = (Q - N) x AP

Where:

PB is the amount in cents;

Q is the quotient as determined by applying the formula in rule 4.4 in relation to the previous Eligible Dividend (which for the avoidance of doubt is before rounding to the nearest whole number);

N is the whole number determined pursuant to rule 4.4 in relation to the previous Eligible Dividend; and

AP is the amount determined as AP pursuant to rule 4.4 in relation to the previous Eligible Dividend.

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5. Shares Allotted under the BOP

Shares allotted under the BOP will be issued as bonus Shares and no consideration is payable for the issue of those Shares.  The issued Shares will, from the date of allotment, rank equally in all respects with all other Shares in the Company, and will be allotted on, or as soon as practicable after, the payment date of the relevant Eligible Dividend.

An allotment of bonus Shares which BOP Participants become entitled to under the BOP shall be effected by the allotment and issue of such bonus Shares without any amount being credited to the Company’s share capital account.

Shares allotted under the BOP will be registered on the Share Registry on which the BOP Participant’s holding of BOP Shares is currently registered.

6. Costs to Shareholders

No brokerage, commission or other transaction costs will be payable by a Shareholder on Shares provided under the BOP and no stamp or other transaction duties will, under present law, be payable by a BOP Participant.

7. Plan Statements

The Company will send to each BOP Participant a BOP statement on or after the payment date of each Eligible Dividend providing full details of the BOP Participant’s transactions in the BOP and the BOP Account.

8. Variation or Termination of Participation

Subject to rule 12.1, a BOP Participant may at any time give notice to the Company:

(a)             increasing or decreasing the number of the BOP Participant’s Shares participating in the BOP; or

(b)            terminating the BOP Participant’s participation in the BOP.

If a BOP Participant dies or becomes bankrupt, the participation of that BOP Participant and any other Shareholder with whom the deceased or bankrupt BOP Participant was a joint Shareholder will be terminated upon receipt by the Company of notice of the death or bankruptcy, as the case may be.

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Upon termination of participation in the BOP by a Shareholder for any reason (other than termination by the Company), the Shareholder will not be entitled to receive from the Company payment of any money in respect of a BOP Account at the time when participation by the Shareholder in the BOP is terminated or the Shareholder ceases to participate in the BOP.

9. Reduction or Termination of Participation where no notice is given

Where a BOP Participant with partial participation in the BOP disposes of part of the BOP Participant’s holding of Shares then, unless the BOP Participant advises the Company otherwise, the Shares disposed of will be deemed to be Shares not participating in the BOP.  If the number of Shares disposed of is greater than the number of the BOP Participant’s Shares not participating in the BOP, the Shares disposed of will be deducted from the BOP Participant’s holding of Shares in the following order:

(a)             Shares not participating in either the DRP or BOP;

(b)            Shares participating in the DRP; and

(c)             BOP Shares.

10. Modification, suspension and termination of the BOP

The BOP may be modified, suspended or terminated by the Company at any time upon the Company giving notice to Shareholders. In the case of a modification, it will be deemed that each existing BOP Participant will continue to participate under the modified BOP on the basis of the last Election Form received by the Company in accordance with these Terms and Conditions unless the Company is notified to the contrary by the BOP Participant in an Election Form.

If the BOP is suspended or terminated by the Company, a BOP Participant will not be entitled to receive from the Company payment of any money in respect of a BOP Account at the time when participation by the BOP Participant in the BOP is suspended or terminated.  If the BOP is suspended and subsequently reinstated, subject to rule 8 and unless otherwise determined by the Board, each Shareholder who was a BOP Participant before the suspension is taken to continue to participate in the BOP when it recommences with, subject to these Terms and Conditions, the same degree of participation as immediately before the suspension.

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11. Securities Exchange Listing

The Company will promptly make application for Shares allotted under the BOP to be listed on the official list of ASX and the New Zealand Stock Exchange (as applicable).

12. Applications and Notices

12.1 Applications and notices to the Company

Applications and notices to the Company shall be in writing and in accordance with the Election Form.  Applications and notices will be effective upon receipt by the Share Registrar in accordance with any directions in the Election Form subject to:

(a)             these Terms and Conditions;

(b)            in the case of applications to participate in the BOP made on an Election Form, acceptance by the Company;

(c)             in relation to any Eligible Dividend, receipt by not later than 5.00pm (Melbourne time) on the relevant Record Date; and

(d)            any other restrictions that the Board may determine from time to time.

The Company will not accept an Election Form from any entity or person who does not represent that they are not (and that they are not acting on behalf or for the account or benefit of an entity or person who is) in or resident in the United States of America, its possessions or territories, or Canada, or any other jurisdiction which the Board may determine in its absolute discretion.

12.2 Notices from the Company

Any notice to Shareholders or announcement to be made by the Company or the Board in relation to the BOP (including in relation to any modification, suspension or termination, any discount or any other matter provided for in these Terms and Conditions) may be made:

(a)             by notice to ASX for release to the market and on the Company’s website; or

(b)            by notice to Shareholders in accordance with the provisions of the Constitution which provide for notices to Shareholders.

Any such notice or announcement will be effective from the date given, or any other date provided for in these Terms and Conditions or referred to in the notice or announcement.

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13. Taxation

Given the complex nature of taxation and of other legislation, the variety of jurisdictions involved, and the diverse taxation and financial circumstances applying to Shareholders, the Company cannot take any responsibility for any advice expressed or implied in this document.

Shareholders should obtain their own professional advice in relation to the financial and taxation implications of any of the dividend alternatives offered.

This document does not contain the information which would be contained in a prospectus. It is limited to information concerning the operation of the BOP.

Neither the Company nor any of its directors, officers, employees, representatives or agents accept any responsibility or assume any liability for any taxation liabilities incurred by or imposed upon any Shareholder as a consequence of the Shareholder participating in the BOP.

14. General

(a)             The BOP and its operation and these Terms and Conditions shall be governed by the laws of the State of Victoria.

(b)            The accidental omission to give any notice (including any notice of modification, suspension or termination) to, or the non-receipt of any notice by, any Shareholder shall not invalidate the notice, or the effect of the notice, including the modification, suspension or termination of the BOP as the case may be.

(c)             Any determination, notification or calculation to be made or given by the Board or the Company may be made or given by the Board or the Company respectively in its absolute discretion and in the absence of manifest error is binding on each Shareholder who elects to participate in the BOP.

(d)            The Company reserves the right to waive strict compliance with any of the provisions of these Terms and Conditions.

(e)             The Company has the power to settle or resolve any difficulties, anomalies or disputes which arise in connection with, or because of, the operation of the BOP, in the manner it thinks expedient either generally or in

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relation to a particular Shareholder or Share and the decision of the Company is binding on all Shareholders of the Company.

15. Interpretation

In these Terms and Conditions, the following definitions apply:

“Acquisition Price” in relation to an Eligible Dividend, means the arithmetic average of the daily volume weighted average sale price of all Shares sold on ASX in the ordinary course of trading on ASX during the Pricing Period less a discount (if any) determined by the Board from time to time and notified by the Company to Shareholders (with the arithmetic average, after deduction of any discount, rounded to the nearest whole cent but if the fraction is one half of a cent the amount is to be rounded down to the nearest whole cent).  The Acquisition Price is to be calculated based on information obtained from ASX or its subsidiaries, and for this purpose the Company may determine at its discretion that a particular transaction is not to be included in the calculation because, in the Company’s view, it is not within the ordinary course of trading on ASX.

“ASX” means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange operated by it (as the context requires).

“Board” means the directors of the Company acting collectively under the Constitution or a committee or person to whom the directors of the Company have delegated a relevant power in accordance with the Constitution or the Corporations Act 2001 (Cth) (or both).

“BOP” means the Company’s Bonus Option Plan the subject of these Terms and Conditions.

“BOP Account” means an account established and maintained under rule 4.3.

“BOP Participant” means a Shareholder who is not ineligible to participate as determined by rule 1.2 and:

(a)             whose Election Form has been received and accepted by the Company and is effective in accordance with rules 2 and 12; and

(b)            who has not ceased to participate by operation of rules 8, 9 or 10.

“BOP Share” means a Share that is taken to be participating in the BOP pursuant to rules 3.1 and 3.2.

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“Company” means Australia and New Zealand Banking Group Limited (ABN 11 005 357 522).

“Constitution” means the constitution of the Company from time to time.

“DRP” means the Company’s Dividend Reinvestment Plan.

“Election Form” means an application to participate in the BOP in the form prescribed or approved by the Company from time to time, which form may be combined with or be a part of any other form or notice and may be electronic if the Company permits.

“Eligible Dividend” means each cash dividend determined by the Board in respect of Shares and (at the discretion of the Board) includes any special dividends.

“Listing Rules” means the Listing Rules of ASX as they apply to the Company from time to time.

“Pricing Period” means, in relation to any Eligible Dividend, the period of 7 trading days (or such other number of trading days as the Board may determine from time to time) commencing on the second trading day immediately following the Record Date in relation to that Eligible Dividend (or such other day as the Board may determine).

“Record Date” means:

(a)             for the purpose of rule 12.1(c), the date for calculating entitlements to the relevant Eligible Dividend; and

(b)            in all other cases, 7.00 pm (Melbourne time) (or such other time as the Board determines) on the date for calculating entitlements to the relevant Eligible Dividend.

“Share” means a fully paid ordinary share in the Company.

“Share Registrar” means the person appointed as registrar of the Share Registry from time to time.

“Share Registry” means the Company’s share register maintained by the Share Registrar.

“Shareholder” means a holder of a Share or Shares from time to time.

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16. Trading Rules

For so long as the Company remains admitted to the official list of ASX, despite anything else contained in these Terms and Conditions:

(a)             if the Trading Rules prohibit an act being done by the Company, the act shall not be done;

(b)            nothing contained in these Terms and Conditions prohibits an act being done by the Company that the Trading Rules require to be done;

(c)             if the Trading Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d)            if the Trading Rules require these Terms and Conditions to contain a provision and they do not contain that provision, these Terms and Conditions are taken to contain that provision;

(e)             if the Trading Rules require these Terms and Conditions not to contain a provision and they contain that provision, these Terms and Conditions are deemed not to contain that provision; and

(f)               if any of these Terms and Conditions are or become inconsistent with the Trading Rules, these Terms and Conditions are to be taken not to contain that provision to the extent of the inconsistency.

In this rule, Trading Rules mean:

(a)             the Listing Rules; and

(b)            the ASTC settlement rules (or operating rules of a clearing and settlement facility that is a prescribed CS facility under the Corporations Act 2001 (Cth)), as they apply to the Company from time to time.

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Dividend Reinvestment Plan

Terms and Conditions

1. Participation in the DRP

1.1 Participation by Shareholders

Participation by Shareholders in the DRP is optional, non transferable and subject to these Terms and Conditions.

The degree of a Shareholder’s participation may, subject to the restrictions and procedures provided for in these Terms and Conditions, be varied or terminated by the Shareholder or the Company at any time.

1.2 Shareholders not eligible to participate

A Shareholder who is subject to the laws of a country or place other than Australia may not be eligible to participate in the DRP because of legal requirements that apply in that country or place or in Australia. Allotment or transfer of Shares to Shareholders who are not resident in Australia at the time of allotment or transfer will be subject to all necessary government approvals. It is the responsibility of each Shareholder to obtain any such approvals. Before electing to participate in the DRP, Shareholders who are not resident in Australia should seek professional advice to ascertain if any restrictions apply.

The Board may determine at any time that the right to participate in the DRP shall not be available to a Shareholder whose registered address is in a country or place where, in the absence of a registration statement or other formality, the offer of a right to so participate would or might be unlawful.

Until the Board otherwise determines, participation in the DRP is not available directly or indirectly to any entity or person, including any legal or beneficial owner of Shares, who is (or who is acting on behalf of or for the account or benefit of an entity or person who is) in or resident in the United States of America, its possessions or territories, or Canada. Copies of DRP documents shall not be mailed or otherwise distributed or sent into the United States of America, its possessions or territories, or Canada.

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2. Application to participate

Application to participate in the DRP is to be made on the Election Form. Upon receipt by the Share Registrar of the Election Form correctly completed, a Shareholder will, subject to rule 12.1, participate commencing on the next Record Date in respect of an Eligible Dividend.

If a Shareholder is shown on the Share Registry as holding more than one parcel of Shares and has been allocated a separate unique holder identification number or security reference number for each of those parcels:

(a)    a separate Election Form is required for each of those parcels; and

(b)    these Terms and Conditions apply as if each of those parcels were registered in the name of a separate Shareholder.

3. Degree and limits on participation

3.1 Degree of Participation

Participation in the DRP may be either ‘full’ or ‘partial’ for:

(a)    all of the Shares registered in the name of the Shareholder on a relevant Record Date, or

(b)    the number of Shares registered in the name of the Shareholder specified in an Election Form.

An Election Form which does not specify the degree of participation shall be deemed to be a request for full participation in the DRP of all Shares registered in the name of the Shareholder.

An Election Form which specifies a number of Shares which is greater than the Shareholder’s total holding on a relevant Record Date, shall be deemed to be a request for full participation in the DRP of all Shares registered in the name of the Shareholder for the purposes of the Eligible Dividend relating to that Record Date.

Shares issued or transferred under the DRP will be added to those already participating in the DRP and unless the Shareholder notifies the Share Registrar otherwise, dividends paid in respect of these Shares will be automatically reinvested under the DRP.

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3.2 Limit on DRP participation

The Board may determine from time to time that not more than a specified number or percentage of Shares registered in a Shareholder’s name may participate in the DRP. If the Board does so, the Company must notify Shareholders accordingly. Once notified, each DRP Participant’s participation will be subject to that maximum and, if any DRP Participant’s participating Shares exceeds the maximum determined by the Board, the number of Shares participating will be that maximum number determined by the Board.

If:

(a)          the Board determines to impose a limit on the number or percentage of a Shareholder’s Shares that may participate in the DRP; and

(b)    Shares are held in a broker’s clearing account (as defined in the Listing Rules) or by a trustee or nominee,

the broker, trustee or nominee will be permitted to participate up to such limit in respect of each person whose Shares are held that way, subject to the restrictions and procedures provided for in these Terms and Conditions.

4. Operation of the DRP

4.1 Application of dividend

The amount of each Eligible Dividend payable to a DRP Participant on DRP Shares (less Australian Withholding Tax if applicable) will be applied by the Company on the DRP Participant’s behalf in subscription for, or to purchase, additional Shares. However, if an amount is payable on the DRP Shares and the Company is entitled to and does retain or otherwise deal with the amount in accordance with the Constitution or the requirements of any law, the amount shall not be available for the purposes of participating in the DRP.

4.2 Bound by Constitution

By applying to participate in the DRP a Shareholder agrees to be bound by the Constitution in respect of all Shares provided to the Shareholder under the DRP.

4.3 DRP Account

The Company will establish and maintain a DRP Account for each DRP Participant. For each Eligible Dividend payment on DRP Shares, the Company will for each DRP Participant:

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(a)          determine any cash balance remaining from previous Eligible Dividend payments and held to the credit of the DRP Account of the DRP Participant;

(b)         determine the amount of the Eligible Dividend payable to the DRP Participant in respect of the DRP Participant’s DRP Shares;

(c)          determine (where applicable) the Australian Withholding Tax in respect of the Eligible Dividend to be deducted therefrom;

(d)         credit the amount calculated under paragraph (b) and debit the applicable Australian Withholding Tax (if any) calculated under paragraph (c) to the DRP Account of the DRP Participant;

(e)          determine the maximum whole number of Shares to be issued or transferred to the DRP Participant in accordance with rule 4.5;

(f)            on behalf of and in the name of the DRP Participant, subscribe for, or purchase, that number of additional Shares determined under paragraph (e) and debit the DRP Participant’s DRP Account with the total of the Acquisition Price for each of those Shares;

(g)         allot, transfer or cause the transfer of that number of additional Shares determined under paragraph (e) to the DRP Participant on, or as soon as practicable after, the payment date of the Eligible Dividend; and

(h)         retain in the DRP Participant’s DRP Account, without interest, any cash balance remaining after the DRP Account has been debited in accordance with paragraph (f), which cash balance shall be used in the calculations for determining the maximum number of Shares to be issued under the DRP at the time of payment of the next Eligible Dividend.

4.4 Shares may be newly issued or purchased

The Board may in its discretion determine whether Shares are to be subscribed for or purchased (on ASX or otherwise) or some combination of both, for the purpose of the Company satisfying its obligations under the DRP.

The Company may create a trust (of which Shareholders who have elected to participate in the DRP are the beneficiaries) to acquire those Shares and then transfer or cause the transfer of those Shares to DRP Participants.

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4.5 Number of DRP Shares to be issued or transferred

Subject to the discretion of the Board, the number of Shares to be issued or transferred to each DRP Participant in relation to an Eligible Dividend is the quotient (Q) determined in accordance with the following formula after rounding Q down to the nearest whole number:

Q = D divided by AP

Where:

D is the amount standing to the credit of the DRP Participant’s DRP Account after the steps in paragraphs (b), (c) and (d) of rule 4.3 have been completed (inclusive of any cash balance standing to the credit of the DRP Participant’s DRP Account before those steps were commenced (referred to in paragraph (a) of rule 4.3)); and

AP is the Acquisition Price in relation to the Eligible Dividend.

5. Shares allotted or transferred under the Plan

Shares allotted under the DRP will, from the date of allotment, rank equally in all respects with all other Shares in the Company.

Shares allotted or transferred under the DRP will be allotted or transferred on, or as soon as practicable after, the payment date of the relevant Eligible Dividend and will be registered on the Share Registry on which the DRP Participant’s holding of DRP Shares is currently registered.

6. Cost to Shareholders

No brokerage, commission or other transaction costs will be payable by a Shareholder on Shares provided under the DRP and no stamp or other transaction duties will, under present law, be payable by a DRP Participant.

7. Plan Statements

The Company will send to each DRP Participant a DRP statement for each Eligible Dividend payment providing full details of the DRP Participant’s transactions in the DRP and the DRP Account.

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8. Variation or Termination of Participation

Subject to rule 12.1, a DRP Participant may at any time give notice to the Company:

(a)    increasing or decreasing the number of the DRP Participant’s Shares participating in the DRP; or

(b)    terminating the DRP Participant’s participation in the DRP.

If a DRP Participant dies or becomes bankrupt, the participation of that DRP Participant and any other Shareholder with whom the deceased or bankrupt DRP Participant was a joint Shareholder will be terminated upon receipt by the Company of notice of the death or bankruptcy, as the case may be.

Upon termination of participation in the DRP by a Shareholder for any reason (other than termination by the Company), the Shareholder will not be entitled to receive from the Company payment of any cash balance remaining in the Shareholder’s DRP Account at the time when participation by the Shareholder in the DRP is terminated or the Shareholder ceases to participate in the DRP.

9. Reduction or Termination of Participation where no notice is given

Where a DRP Participant with partial participation in the DRP disposes of part of the DRP Participant’s holding of Shares then, unless the DRP Participant advises the Company otherwise, the Shares disposed of will be deemed to be Shares not participating in either the DRP or the BOP. If the number of Shares disposed of is greater than the number of the DRP Participant’s Shares not participating in either the DRP or the BOP, the Shares disposed of will be deducted from the DRP Participant’s holding of Shares in the following order:

(a)    Shares not participating in either the DRP or BOP;

(b)    DRP Shares; and

(c)    Shares participating in the BOP.

10. Modification, suspension and termination of the DRP

The DRP may be modified, suspended or terminated by the Company at any time upon the Company giving notice to Shareholders. In the case of a modification, it will be deemed that each existing DRP Participant will continue to participate under the modified DRP on the basis of the last Election Form

17

received by the Company in accordance with these Terms and Conditions unless the Company is notified to the contrary by the DRP Participant in an Election Form.

If the DRP is suspended by the Company, any cash balance in a DRP Participant’s DRP Account will be held by the Company pending the reinstatement of the DRP. If the DRP is suspended and subsequently reinstated, subject to rule 8 and unless otherwise determined by the Board, each Shareholder who was a DRP Participant before the suspension is taken to continue to participate in the DRP when it recommences with, subject to these Terms and Conditions, the same degree of participation as immediately before the suspension.

If the DRP is terminated by the Company, any cash balance in a Shareholder’s DRP Account will be returned to the Shareholder.

11. Securities Exchange Listing

The Company will promptly make application for Shares allotted under the DRP to be listed for quotation on ASX and the New Zealand Stock Exchange (as applicable).

12. Applications and Notices

12.1 Applications and notices to the Company

Applications and notices to the Company shall be in writing and in accordance with the Election Form. Applications and notices will be effective upon receipt by the Share Registrar in accordance with any directions in the Election Form, subject to:

(a)    these Terms and Conditions;

(b)    in the case of applications to participate in the DRP made on an Election Form, acceptance by the Company;

(c)    in relation to any Eligible Dividend, receipt by not later than 5.00pm (Melbourne time) on the relevant Record Date; and

(d)    any other restrictions that the Board may determine from time to time.

The Company will not accept an Election Form from any entity or person who does not represent that they are not (and that they are not acting on behalf or for the account or benefit of an entity or person who is) in or resident in the United States of America,

18

its possessions or territories, or Canada, or any other jurisdiction which the Board may determine in its absolute discretion.

12.2 Notices from the Company

Any notice to Shareholders or announcement to be made by the Company or the Board in relation to the DRP (including in relation to any modification, suspension or termination, any discount or any other matter provided for in these Terms and Conditions) may be made:

(a)          by notice to ASX for release to the market and on the Company’s website; or

(b)         by notice to Shareholders in accordance with the provisions of the Constitution which provide for notices to Shareholders.

Any such notice or announcement will be effective from the date given, or any other date provided for in these Terms and Conditions or referred to in the notice or announcement.

13. Taxation

Given the complex nature of taxation and of other legislation, the variety of jurisdictions involved, and the diverse taxation and financial circumstances applying to Shareholders, the Company cannot take any responsibility for any advice expressed or implied in this document.

Shareholders should obtain their own professional advice in relation to the financial and taxation implications of any of the dividend alternatives offered.

This document does not contain the information which would be contained in a prospectus. It is limited to information concerning the operation of the DRP.

However, existing provisions of the Income Tax Assessment Act 1936 (Cth) (as amended) and the Income Tax Assessment Act 1997 (Cth) (as amended) of the Commonwealth of Australia have the effect of subjecting dividends received in Shares under the DRP (and any related franking credits) to tax.

The cost for Australian tax purposes of each DRP Share provided to a DRP Participant under the DRP should include the Acquisition Price for that DRP Share.

Neither the Company nor any of its directors, officers, employees, representatives or agents accept any responsibility or assume any liability for any taxation liabilities incurred by

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or imposed upon any Shareholder as a consequence of the Shareholder participating in the DRP.

14. General

(a)          The DRP and its operation and these Terms and Conditions shall be governed by the laws of the State of Victoria.

(b)         The accidental omission to give any notice (including any notice of modification, suspension or termination) to, or the non-receipt of any notice by, any Shareholder shall not invalidate the notice or the effect of the notice, including the modification, suspension or termination of the DRP as the case may be.

(c)          Any determination, notification or calculation to be made or given by the Board or the Company may be made or given by the Board or the Company respectively in its absolute discretion and in the absence of manifest error is binding on each Shareholder who elects to participate in the DRP.

(d)         The Company reserves the right to waive strict compliance with any of the provisions of these Terms and Conditions.

(e)          The Company has the power to settle or resolve any difficulties, anomalies or disputes which arise in connection with, or because of, the operation of the DRP, in the manner it thinks expedient either generally or in relation to a particular Shareholder or Share and the decision of the Company is binding on all Shareholders of the Company.

15. Interpretation

In these Terms and Conditions, the following definitions apply:

“Acquisition Price” in relation to an Eligible Dividend, means the arithmetic average of the daily volume weighted average sale price of all Shares sold on ASX in the ordinary course of trading on ASX during the Pricing Period less a discount (if any) determined by the Board from time to time and notified by the Company to Shareholders (with the arithmetic average, after deduction of any discount, rounded to the nearest whole cent but if the fraction is one half of a cent the amount is to be rounded down to the nearest whole cent). The Acquisition

20

Price is to be calculated based on information obtained from ASX or its subsidiaries, and for this purpose the Company may determine at its discretion that a particular transaction is not to be included in the calculation because, in the Company’s view, it is not within the ordinary course of trading on ASX.

“ASX” means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange operated by it (as the context requires).

“Australian Withholding Tax” means any amount that the Company is required to withhold, deduct, remit or otherwise deal with in relation to an Eligible Dividend in accordance with the requirements of any tax law.

“Board” means the directors of the Company acting collectively under the Constitution or a committee or person to whom the directors of the Company have delegated a relevant power in accordance with the Constitution or the Corporations Act 2001 (Cth) (or both).

“BOP” means the Company’s Bonus Option Plan.

“Company” means Australia and New Zealand Banking Group Limited ABN 11 005 357 522.

“Constitution” means the constitution of the Company from time to time.

“DRP” means the Company’s Dividend Reinvestment Plan the subject of these Terms and Conditions.

“DRP Account” means an account established and maintained under rule 4.3.

“DRP Participant” means a Shareholder who is not ineligible to participate as determined by rule 1.2 and:

(a)          whose Election Form has been received and accepted by the Company and is effective in accordance with rules 2 and 12; and

(b)         who has not ceased to participate by operation of rules 8, 9 or 10.

“DRP Share” means a Share that is taken to be participating in the DRP pursuant to rules 3.1 and 3.2.

“Election Form” means an application to participate in the DRP in the form prescribed or approved by the Company from time to time, which form may be combined with or be a part of any other form or notice and may be electronic if the Company permits.

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“Eligible Dividend” means each cash dividend determined by the Board in respect of Shares and (at the discretion of the Board) includes any special dividends.

“Listing Rules” means the Listing Rules of ASX as they apply to the Company from time to time.

“Pricing Period” means, in relation to any Eligible Dividend, the period of 7 trading days (or such other number of trading days as the Board may determine from time to time) commencing on the second trading day immediately following the Record Date in relation to that Eligible Dividend (or such other day as the Board may determine).

“Record Date” means:

(a)    for the purpose of rule 12.1(c), the date for calculating entitlements to the relevant Eligible Dividend; and

(b)            in all other cases, 7.00 pm (Melbourne time) (or such other time as the Board determines) on the date for calculating entitlements to the relevant Eligible Dividend.

“Share” means a fully paid ordinary share in the Company.

“Share Registrar” means the person appointed as registrar of the Share Registry from time to time.

“Share Registry” means the Company’s share register or registers maintained by the Share Registrar.

“Shareholder” means a holder of a Share or Shares from time to time.

16. Trading Rules

For so long as the Company remains admitted to the official list of ASX, despite anything else contained in these Terms and Conditions:

(a)          if the Trading Rules prohibit an act being done by the Company, the act shall not be done;

(b)         nothing contained in these Terms and Conditions prohibits an act being done by the Company that the Trading Rules require to be done;

(c)          if the Trading Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

22

(d)         if the Trading Rules require these Terms and Conditions to contain a provision and they do not contain that provision, these Terms and Conditions are taken to contain that provision;

(e)          if the Trading Rules require these Terms and Conditions not to contain a provision and they contain that provision, these Terms and Conditions are deemed not to contain that provision; and

(f)            if any of these Terms and Conditions are or become inconsistent with the Trading Rules, these Terms and Conditions are to be taken not to contain that provision to the extent of the inconsistency.

In this rule, Trading Rules mean:

(a)          the Listing Rules; and

(b)         the ASTC settlement rules (or operating rules of a clearing and settlement facility that is a prescribed CS facility under the Corporations Act 2001 (Cth)), as they apply to the Company from time to time.

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Shareholder Contact

Information

Australia

ANZ’s Share Registrar

c/o Computershare Investor Services Pty Limited

GPO Box 2975

Melbourne Vic 3001, Australia

Telephone: 1800 11 33 99

New Zealand

ANZ’s Share Registrar

c/o Computershare Investor Services Pty Limited

Private Bag 92119

Auckland 1020, New Zealand

Telephone: 0800 174 007

United Kingdom

ANZ’s Share Registrar

c/o Computershare Investor Services Pty Limited

PO Box 82, The Pavilions,

Bridgwater Road

Bristol BS99 7NH

United Kingdom

Telephone: 0870 702 0000

Other Useful Contacts

Any other Country: (61 3) 9415 4010

Facsimile: (61 3) 9473 2500

Email: anzshareregistry@computershare.com.au

Web: www.anz.com

Dividend webpage:

www.anz.com/aus/shares/services/dividends

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Australlia and New Zealand Banking Group Limited (ANZ) ABN 11 005 357522. ANZ’s colour blue is a trade mark of ANZ. Item No. 53520 03.2007 W107198

WWW.anz.com

Company Secretary’s Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

ANZ StEPS – quarterly distribution

On 15 March 2007 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 June 2007.

The distribution paid for the quarter ended 15 March 2007 for each ANZ StEPS was based on a Distribution Rate of 7.4000% p.a. as announced on 18 December 2006.

The Distribution Rate for the quarter ending 15 June 2007 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 March 2007)	6.3717	% p.a.
Plus the initial margin	1.0000	% p.a.
Distribution Rate	7.3717	% p.a.

This distribution of $1.8581 for each ANZ StEPS will be paid on 15 June 2007 with the record date being 30 May 2007.

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

for and on behalf of
Australia and New Zealand Banking Group Limited and
ANZ Holdings (New Zealand) Limited

19 March 2007

`
Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 23 March 2007

ANZ maintains $4.05 bid for E*TRADE Australia

ANZ reiterated that its cash offer of $4.05 per share for E*TRADE Australia Limited remains compelling despite the independent expert’s report which was released today.

As stated in the report, ANZ’s offer provides cash certain value at a price well above E*TRADE Australia’s pre-bid share price and that in the absence of ANZ’s offer, E*TRADE Australia shares are likely to trade below the offer price.  The report itself states that given ANZ’s 34.2% shareholding in E*TRADE Australia, there appear to be limited prospects of a higher cash offer.

Commenting on the report, ANZ Group Managing Director, Personal Division, Mr Brian Hartzer said: “We remain attracted to the foundation that E*TRADE could bring us, but only at a realistic price.  The independent expert’s valuation of E*TRADE is unrealistic.  The valuation implies a premium of more than 40% to the forecast earnings(1) multiples of the average of all US on-line brokers.  It is also a premium of more than 60% to the earnings(2) multiple for the only other listed Australian on-line broking company and a similar premium to E*TRADE shares only 6 months ago.”

The valuation is based on earnings forecasts for the year ending 30 June 2007 which have not been endorsed by E*TRADE Australia.

The independent expert’s report is qualified in respect of the value of E*TRADE Australia, stating:

•                      Judgements regarding the value of E*TRADE are subject to considerable uncertainty.

•                      E*TRADE has experienced strong earnings growth in recent years, but its profitability is highly leveraged to the strength of the Australian and (indirectly) international equity markets.  There is no guarantee that recent favourable equity market conditions will continue.

Mr Hartzer also noted that the valuation is predicated on unreasonable synergy assumptions.  “ANZ is bidding for E*TRADE to grow and enhance the business, and not on the basis of cost synergies,” Mr Hartzer said.

ANZ’s cash offer for E*TRADE Australia closes at 7.00pm (Melbourne time) on 18 April 2007, unless extended.  A copy of the ANZ’s Bidder’s Statement is available from ANZ’s website www.anz.com.

For media enquiries contact:

Paul Edwards, Head of Corporate Communications

Tel:  03-92736955 or 0409-655 550

Email:  paul.edwards@anz.com

(1)           Adjusted for full corporate tax for E*TRADE Australia which will become payable from 2007

(2)           Adjusted for full corporate tax

Owen Wilson Managing Director International Partnerships Asian Strategy Update 2007 Australia and New Zealand Banking Group Limited 28 March 2007

A clear strategy - advance domestically while developing long term growth options in Asia Build position in Australia 2006-2007 & 2007-2010 Benefit from NZ investment & & 2010+ Longer-term growth from Asia Winning share in Australia Good earnings momentum Leading customer satisfaction Leading staff engagement Investing for tomorrow Improved results from New Zealand Portfolio of low-risk Asian growth investments, where we can add value

Trade Finance Foreign Exchange Asia driving global trade, particularly China 24% of global trade, regional trade US$1 trillion Project Finance Advisory Mandates Intensive Investment US$1 trillion in new infrastructure investment Retail/SME Banking Credit Cards Mortgages Growth in Personal Saving and Spending US$2 trillion in potential new deposits by 2009 Asia’s growth paradigm creates three very large opportunities Trade Infrastructure Retail 1 2 3 Asia Network Partnerships

Our two businesses target the large opportunities in Asia Chief Executive Officer Personal New Zealand Institutional Asian Branch China Hong Kong Indonesia Japan South Korea Philippines Singapore Taiwan Vietnam Asia Rep. offices Malaysia Thailand Non Bank Financial Institution India Banking partnerships Cambodia China Indonesia Laos Malaysia Vietnam Cards Partnerships Indonesia Philippines Vietnam International Partnerships Institutional opportunities Retail & Small Business opportunities Senior Managing Director Sacom Cards* # 85% of joint venture owned by ANZ * Memorandum of Understanding signed June 2006 for the development of a credit card joint venture with Sacombank Indonesia Cards # Asia Network

Cambodia 2004 ANZ is Australia’s leading bank in Asia with a presence in 14 markets China 2007 1986 2005 Japan 1969 Hong Kong 1970 India 1984 Malaysia Thailand 1985 Singapore 1974 South Korea 1978 Taiwan 1980 Vietnam 1993 2005 2007 1971 2007 The Philippines 1990 2003 Laos 2007 Sacom Cards* * Memorandum of Understanding signed June 2006 for the development of a credit card joint venture with Sacombank Indonesia cards 1973 1999 1999 Indonesia

The Asian Network is performing very well Revenue growth delivering strong NPAT We continue to carve a regional niche in our business Strong deposit Growth ($m) Non Performing Loans reduced to zero in FY06 Source of Revenue by business supporting lending growth with a shift towards lower risk exposure ($b) 3,057 3,213 4,147 CAGR 18% CAGR 17% Awards include: The Best for Australian Dollar FX Week 2006 The Best Customer Oriented Bank 2006 Vietnam Economic Times Best Bank in Asia Global Finance, World’s Best Project Finance Bank 2005 Project Finance Deal of the Year Infravest Wind Power, Euromoney Deal of the Year 2005 Best Project Finance Deal Nam Theun 2, FinanceAsia Achievement Awards 2005 Asia-Pacific Project Adviser of the Year Nam Theun 2, Project Finance International PFI Awards 2005 13% 14% 30% 20% 23% Corp & Structured Financing Debt Products Group Markets Trade & Transaction Services Personal & Private Banking 0 100 200 300 400 500 2000 2001 2002 2003 2004 2005 2006 5,272 5,804 7,342 2004 2005 2006 2,307 2,317 2,601 750 896 1,546 2004 2005 2006 Trade & Personal Loans Institutional Loans 7% 31% 45% A$m 0 50 100 150 200 250 Revenue Expenses NPAT 2005 2006

Markets with higher economic growth rates than Aust/NZ Markets which are underbanked & less developed* Opportunities for ANZ to add value Partners with good footprints in their markets Core Elements 3 1 2 4 Prospective Growth Partnership strategy creates a new high growth business Higher economic growth rate Greater growth from increased banking penetration and sophistication Beyond system growth through partnering with ANZ Targeted Asian Markets Australian & NZ Markets We are entering markets with much higher growth prospects 5 Markets interconnecting strongly with Aust/NZ Illustrative System Growth ANZ Value add *focus on Consumer & SME Banking

Consumer Debt Good potential for more developed banking services Low penetration of personal/SME banking Strong savings Strong aspirations for home ownership Growing demand for consumer goods Emerging use of debt for personal dwellings, vehicles etc Less developed bank markets Small investments, first mover Ground Floor Cambodia, Laos High growth upside High reliance on strong partner S.E. Asia Philippines, Thailand Higher priority markets Relatively lower risk profile Attractive size S.E. Asia India, Indonesia, Malaysia, Vietnam Central (SRCB, Shanghai) North (TCCB, Tianjin) China Priority Asian Markets Asia’s Retail Banking Opportunity Outstanding consumer debt as % of total loans Penetration of Bank Branches bank branches per million people US$ GDP/capita (ppp) 14 21 24 25 30 39 41 42 45 66 China Thailand Philipines Indonesia Malaysia S. Korea Hong Kong Singapore Taiwan Australia Australia Taiwan Korea Malaysia Thailand Indonesia India Philippines R 2 = 0.74 0 100 200 300 $0 $10,000 $20,000 $30,000 targeting rapidly growing Asian markets

Leverage Capturing growth opportunities Clear progress towards market leadership Superior financial performance Progress on strategic goals Improved access to capital markets Agreed Initial Focus Areas Risk management Retail banking Governance Technology Agreed ANZ Representation Board Member Risk Committee Senior Advisors Committed Projects First projects agreed Quick wins Business Strategy Jointly develop strategy Focus on organic growth ANZ Representation Project teams in place 3-6 month duration Projects Medium to longer-term projects agreed ANZ and partner deliverables clear Project Teams Agreed resourcing Senior-level sponsorship Closely monitoring progress Training & Development Included in projects Melbourne & across Asia Corporate Strategy Participation in consolidation 1 2 3 4 Illustrative partnership approach Cooperate upfront Plan together Transform progressively Perform over the long term Pre-transaction Year 1 Year 2 - 3 Year 5 + and taking a longer-term perspective

The Business Co-operation Agreement (BCA) sets out key areas of focus and contributions of each party - EXAMPLE ANZ value add Partner Action ANZ value add Partner Action ANZ value add Partner Action ANZ value add Partner Action ANZ value add Partner Action ANZ value add Partner Action Project role (3-6m) Product & Research Risk models Trading skill ALCO Short-term advisor Product Sales ANZ trade system Permanent Senior Advisor Product Credit risk Back office M.I.S. Permanent Vice President at Retail Product Sales training Local CEO Markets Trade Corp/SME (non Gov’t) Retail New leadership Risk framework Improve FTP Improve reporting Policy of tangible collateral or self-liquidating loans Dedicated credit processes Build sales-oriented culture Product manager Train sales team Increase trade licenses Cross-sell FX Product managers Branch redesign Split sales/service Split back office Train & Recruit ANZ Board members Board/Committee protocols Board & Committee role membership Risk-based auditing methodologies Permanent Senior Advisor Full risk diagnostic Risk frameworks Policy/process guidance Portfolio management Amend company articles Recruit internal audit skill Expand internal audit scope/reporting Appoint internationally accredited auditor Agree/implement risk framework Segregate sales, approval, draw-down Staff training/recruit talent Build risk culture Enhance management/Board reporting Governance Credit / Operating Risk

The strategy is delivering real value – two recent examples Philippines Cambodia Credit Card partnership formed with Metrobank in 2003 ‘000 Card numbers increased whilst delinquencies reduced Profit dramatically improved (NPAT PHP m) 36% CAGR Banking partnership formed with Royal Group in 2005 Significant FUM growth over short period (USD m) Cambodia's leading Bank within 12 months and recognised for market development initiatives 220 750 5.6% 6.9% 0 200 400 600 800 2003 2006 4% 5% 6% 7% 8% Card #'s Delinquencies (30+dpd) (RHS) 5 80 186 52 Lending Deposits Jan-06 Dec-06 261 650 2003 2006

Resource planning is central to the partnerships strategy ANZ has developed an extensive people strategy to provide resourcing to our partnerships ANZ has a large pool of executives to fill the required roles – senior resources are in place across all our existing partnerships ANZ has a number of initiatives underway to continue to grow and sustain our talent pool: Succession plans in place for key roles Growing talent bank of relevant, engaged managers eager to work in partnerships Recruitment of senior bankers of Asian backgrounds and experience to work in Australia and New Zealand Appointment of functional experts to the head office team to leverage and support in-country resources and prepare for assignments into partnerships Recruitment of graduates - ANZ’s Australia/New Zealand graduate intake includes an increasing number of Asian language speakers

Panin Bank 4 ANZ executives, including Management Board representation Indonesia Cards Managed by ANZ; 93 staff in total, 840 contractors – largely local skills All existing partnerships have been resourced Tianjin City Commercial Bank 6 ANZ executives and staff now operating within TCCB Initial focus on risk management, retail banking, trade finance, governance and IT ANZ Royal ANZ managed; 7 ANZ executives: 217 local staff Opened in September 2005 - strong support from ANZ HQ in establishing the bank, with project teams seconded as necessary Shanghai Rural Commercial Bank 6 ANZ executives and staff identified to be seconded to SRCB; all Mandarin speaking; experienced across a range of functional expertise Sacombank 3 ANZ executives; seconding ANZ resource to run Treasury/Markets ANZ managing Sacombank’s credit card division International Partnerships value-add Metro Cards Corporation ANZ managed; 2 ANZ executives: CEO and First VP Acquiring ANZ Risk Head recently appointed to regional Risk role Australia HQ: Leadership & support (46 FTE) Regional risk management team Regional Cards development and support Functional experts – Retail and Corporate/SME Strategy development / execution Project & operational support People Capital

AMMB presents an exciting opportunity Malaysia is an attractive market There are many areas where ANZ can add value. For example AMMB has a good footprint in Malaysia Significant scope to improve efficiency (cost to income ratio*) Regional GDP growth forecasts^ (% of prospective growth) ^Source: Economics@ANZ * Source: Source: AMMB financial statements 9th 6th 1st Financial Service Group / Ranking on market Cap 3,906 81 / 121 65 8.5 9,280 174 / 248 100 19.8 21,147 354 / 1,000 768 61.4 FTE Branches / ATMs FY06 NPAT (US$b) Total Assets (US$b) 5.9 2.7 5.5 2.2 5.6 3.7 Malaysia Australia 2006 2007f 2008f 25% 30% 35% 40% 45% FY05 FY06 Jun-06 Sep-06 0% 4% 8% 12% 16% NPLs/NLAs* Loan Loss Coverage (LHS) 52.4% 48.4% 50.6% FY04 FY05 FY06 and scope to further improve NPL and coverage ratios

AMMB ANZ positions Board Management Board Management 3 Board positions Deputy Group Managing Director Chief Financial Officer (CFO) Chief Risk Officer (CRO) Head of Retail Distribution Head of Retail Strategy Head of Relationship Mgt Investment Bank Institutional Credit Risk / Portfolio Mgt Retail Credit Risk / Portfolio Mgt Business Banking and the level of ANZ involvement will be significant

Summary Developing long term growth options in Asia through our Asia Network and International Partnership strategies Partnership focus is on rapidly growing and developing consumer and small business markets Creating value with our well recognised domestic and international banking experience and technical expertise Key management involvement in retail banking, small business, credit cards and risk management – existing partnerships are fully resourced We continue to look at opportunities in existing countries with our partners and in high population, fast growing developing countries

Additional information on Partnerships

Indonesia Cambodia Vietnam 1973 ANZ entered country 2005 1993 1986 Partnership began 1999 2005 2005 2005 Investment size A$232m A$16m A$41m A$159m ANZ stake 29% 55% 10% 20% Partnership type Banking Banking Banking Banking Key business metrics1 247 branches 9,800 ATMs & ATM alliances 4 ANZ staff 10 branches 51 ATM 7 ANZ staff 217 local staff 148 branches 57 ATMs 3 ANZ staff 50,000 debit cards 180 branches 96 ATMs 6 ANZ staff China 2006 A$328m 19.9% Banking 330 branches 380 ATMs up to 8 ANZ staff Banking 2006 1971 Malaysia A$833m1 Up to 24.9% 174 branches 233ATMs 9,280 staff Up to 12 ANZ staff Banking 2007 A$12m 60% One main branch Small affluent customer base ~ 50 staff 2007 Laos Profile 8th largest bank by assets 2nd largest bank Over 11% of loans market share 4th largest city commercial bank Largest rural commercial bank 5th largest financial services group Only privately owned commercial bank ANZ’s portfolio of Asian Banking Partnerships As at 30/11/2006

ANZ’s portfolio of Asian Cards Partnerships Business contained within joint-venture bank ANZ Panin; 85% acquired in 1993 for A$93m * Memorandum of Understanding signed June 2006 for the development of a credit card joint venture with Sacombank Investment size ANZ stake Partnership Type Key business metrics 40% Acquiring A$8-10m Merchants 1,000 Vietnam Sacom Cards Profile Vietnam's fastest growing and most progressive joint-stock Bank Issuing Launched January 2007 Credit cards 2,000 73 local staff 40% Acquiring A$14m Six pilot merchants High profile merchant partners Chip card ready Philippines 4th largest credit card issuer Issuing 755,000 cards 3 ANZ staff 570 local staff 112 contractors 85%1 A$6m1 Indonesia 65% share of Platinum Mastercard Issuing 332,000 cards 1 branch 93 local staff 943 contractors 1973 1990 1993 ANZ entered country Partnership began 2006* 2003 1999 Sacom Cards * PT ANZ Panin Bank

Additional information on AMMB

AMMB transaction & partnership background Deal specifics ANZ acquiring up to 24.9% for A$833m 13.5% acquired through 164m converting preference shares and convertible bond at a cost of A$379m 11.4% acquired from AmCorp (300m existing shares) at cost of A$454m Price to Book 1.5 times* Transaction subject to shareholder, legal and regulatory approval Transaction to be funded internally Malaysia is an attractive market Malaysia has 25 million people, Asia's fifth fastest growing economy Forecast 2006 GDP growth of 5.6% AMMB is an attractive bank with significant opportunity AMMB is Malaysia’s fifth largest financial services group Total assets US$19.8b Market capitalisation US$1.9b Over 2.5m customers, 174 branches, 233 ATMs , 9,280 staff Transformed asset mix to Consumer & SME banking, comprising 78% of lending assets in 2006 versus 32% in 1999 Reported non performing loans to gross lending assets reduced to 8.9% at Sep 2006 # as at 30/11/2006 * based on reported book value; as at 30/09/06 #

3,676 81/108 9.5% 59.7 -55 6.5 0.9 10,356 194/470 5.1% 54.6 87 24.6 2.5 5,378 180+/200 3.1% 40.0 151 16.6 2.7 Hong Leong Bank 12,800 251/357 1.7% 38.2 397 30.6 8.9 49.0 52.4 40.4 55.1 43.8 Cost to income (%) 4,980 125/NA 5.3% 78 9.8 1.3 81/121 174/248 350+/900+ 354/1,000 Branches/ ATMs 14.2% 9.6 5.8% 3.8% NPL (%) 3,906 65 8.5 0.9 9280 100 19.8 2.1 18,335 227 31.1 8.9 21,147 768 61.4 14.1 FTE FY06 NPAT (US$m) Total assets (US$b) Market cap (US$b) AMMB is the 6th largest financial services group in Malaysia Source: Bloomberg / Reuters

AMMB offers a full financial services proposition AMMB Organisational structure AMMB Holdings Bhd AmInvestment Group Bhd AmBank (M) Bhd AmAssurance Bhd AmIslamic Bank Bhd IAG Listed 100% 70% 51% 100% 30% 49% AMMB has three major businesses: AmBank operates retail, business and Islamic banking businesses. It was formed following the merger of the commercial banking and consumer finance arms of AMMB in 2005 AmInvestment Group is focused on investment banking. It offers corporate finance and advisory services, stockbroking, asset management and financial planning AmAssurance manufactures life and general insurance. IAG acquired a 30% shareholding in March 2006 Employees Provident Fund AmcorpGroup Berhad (AmCorp) Other shareholders 34% 50% 16%

Improving underlying earnings and credit quality, significant scope for further improvement Significant scope to improve efficiency (Cost to Income ratio) Source: AMMB financial statements Continuing to improve NPL and coverage ratios Improving underlying performance (PBP growth) *NLAs – net lending assets, NPLs – net non performing loans AMMB is well capitalized (capital adequacy ratio) -1.4% 4.6% 6.4% FY04 FY05 FY06 12.8% 11.6% 13.9% 8% 10% 12% 14% 16% Mar-04 Mar-05 Mar-06 25% 30% 35% 40% 45% FY05 FY06 Jun-06 Sep-06 0% 4% 8% 12% 16% NPLs/NLAs* Loan Loss Coverage (LHS) 52.4% 48.4% 50.6% FY04 FY05 FY06

Significant shift in asset mix to Consumer Banking 1999 2006 Strong Consumer lending growth offset by declining Non Consumer lending (FUM US$b) Increased focus on Consumer Banking Consumer lending is weighted to Hire Purchase and Housing Hire Purchase Term Loans Housing Loans Credit Cards Other ~90% of HP lending consumer related 11% 18% Source: AMMB financial statements Investment Banking Insurance AmBank (largely Retail) Majority of profit generated by Retail Banking (Contribution to PBT) 11.6 9.1 11.7 9.4 12.9 10.7 Lending Deposits Mar-04 Mar-05 Mar-06 68% 10% 22% SME 27% 5% 68% Corporate Consumer 8% 4% 19% 43% 26% 6% 24% 70%

2000 2005 2000 2005 Strong Consumer lending growth offset by declining Non-Consumer lending Focus on Consumer delivering above system Lending growth (RM bn) Above system Mortgage and Auto Finance lending driving out performance (CAGR 2000-05) System AMMB Selected consumer loans AMBG CAGR is for 2003 to 2005 Note: AMBG figures are as of Year End March 31 (1) 34% 66% 51% 49% 416 558 Non-consumer Consumer CAGR 6% System AMMB Source: AMMB; Malaysia Financials Industry Report, 20 April 2006 Citigroup; BCG 30% 68% 70% 32% 32 47 CAGR 8% Total Loans Non-Consumer Consumer Mortgages Auto Credit Card 18% 26% 30% 27% 8% 18% 18% 15% 15% 0% 6% -8%

AMMB holds leading Auto Finance and Credit Card positions Excludes share financing Source: Malaysia Financials Industry Report, 20 April 2006 Citigroup; BCG Public Maybank HLB RHBC Auto Finance Market Share (Dec 2005) Public RHBC HLB RHBC Mortgages Market Share (Dec 2005) Maybank HSBC Std Chart RHBC Credit Card Market Share (Dec 2005) Maybank RHBC HSBC Std Chart Personal Loans1 Market Share (Dec 2005) Leading position assisted by acquisition of MBf Finance Berhad 19% 15% 14% 11% 6% 5% 5% 23% AMMB BCHB+Southern EONC Affin 16% 12% 12% 8% 8% 6% 6% 6% Maybank BCHB+Southern Std Chart AMMB 21% 13% 13% 10% 9% 9% 6% 6% Citibank AMMB BCHB+Southern HLB 24% 13% 12% 9% 6% 6% 6% 5% Public BCHB+Southern AMMB HLB

High levels of NPLs a key focus of due diligence and potential value creation RM6.1b RM6.4b Majority of NPL’s Consumer Lending related *includes SME and Corporate Banking Lending Key focus throughout Due Diligence placed on NPL balances Significant improvement in NPLs in recent periods – reduced from 14% (Mar-05) to 9% (Sep-06) of Net Lending Assets Acquisition of MBf Finance in 2001 with subsequent significant increase in NPLs, largely consumer related Consistent with existing partnerships, value creation anticipated through improving risk management lending & collection processes 38% 38% 13% 16% 17% 19% 32% 27% Mar-06 Sep-06 Mortgages Auto Finance Working Capital* Other

Investment provides ANZ with significant management and operational influence The following subscription and relationship terms are planned as part of ANZ’s investment (subject to completion): Relationship rights ANZ will have the right to nominate agreed senior management positions, representatives on key Board and management committees, and directors on key subsidiaries ANZ’s core policies, procedures, practices and codes of conduct will, to the extent appropriate in Malaysia, be adopted by AMMB in relation to the conduct of its banking & related business Consultation requirements AMMB will consult with ANZ prior to approving, processing or undertaking the appointment of its Group Managing Director or the approval of its annual business plan or any material revision Prior agreement AMMB will obtain ANZ’s prior agreement before undertaking significant actions such as material related party transactions, major disposal, mergers, acquisitions or changes in its capital structure, or major changes in its overall strategic direction

Transaction Financial Governance Business Transaction experience Minority investments Due diligence Partner’s agreement on upside (targets) Involvement in capital/financial decisions Ensuring ANZ can add value Board and Board Committee membership Independent relationships with regulators Public listing Partner selection/agreement on strategy Secondments/involvement in management HQ resources actively support execution Key investment risks Managing these risks Specific/Political/Country In-country experience Relationships with local government Diversification; through portfolio of investments ANZ seeks to mitigate five key investment risks 3 1 2 4 5

 Management Key Business risks Managing these risks 1 Operations Brand Country Specific/Market 4 3 5 Risk control/management process Proactive IP control Strategic plan In-country experience Credit Risk 2 Secondments/involvement in management Training & development programs to identify and develop talent for partnership executive roles Existing in-house expertise ANZ approach to governance Partner’s agreement on Board seats, Board Committee ANZ appointments to key credit risk roles Training and development resources tailored to local conditions ANZ credit risk methodology adapted to local conditions whilst taking a longer term view on specific business risks

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.com or contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4899 e-mail: higgins@anz.com

Level 32, 100 Queen Street
Melbourne Vic 3000 Australia
Phone +61 3 9273 6607
Fax +61 3 9273 6106
www.anz.com

Peter R. Marriott
Chief Financial Officer

30 March 2007

Company Announcements
Australian Securities Exchange
Level 10, 20 Bond Street
SYDNEY NSW 2000

Company Secretary Changes

Further to the announcement on 15 March 2007 detailing various senior management changes, including Tim L’Estrange’s appointment as Managing Director, Europe and Americas, the ANZ Board has today formally accepted Mr L’Estrange’s resignation as a Company Secretary of ANZ.

The Board has also appointed Marian Gibney as a Company Secretary of ANZ with immediate effect.

Yours sincerely

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Peter Marriott
Chief Financial Officer

15 04/03	Australia and New Zealand Banking Group Limited ABN 11 005 357 522